




JUN 1 4 2010
WASH, D.C.
193
SECTION

2010 Annual Report




CIRRUS LOGIC®

A Message to Our Shareholders,

What a difference a year makes! When I wrote this letter last year, all of us at Cirrus Logic felt good about our strategy and execution; however, the state of the economy was far from clear, and visibility in our own industry was limited. Our approach from the beginning of the recession was to continue to invest in our strategy in order to take market share while times were tough. Today, there is of course still uncertainty in the global economy, but things have clearly improved in the semiconductor industry, and Cirrus Logic has exited the recession with improved market share in many of our targeted markets. We've also hired some great people, and developed compelling new products and technologies that position us well for growth into the future.

Our largest business today is comprised of audio products. We develop components for audio applications ranging from automotive to musical instruments, but our growth today is primarily driven by portable audio. We launched our first portable audio devices targeting media players in 2005, and today we have a clear number one position in that market. We have achieved success in portable audio by pursuing a strategy of designing our chips to reduce the number and cost of the related passive components that our customers are required to use, and also by driving the power consumption and board space required for our devices to the lowest level in the industry. We expanded from portable media players into a media-centric smartphone last year, and we're very excited about the prospects for our first general market phone codec that is being launched in June of this year. Our gross margin targets are ambitious for this application, and that means we will need to continue to develop innovative products that solve real problems for our customers. As our growth in both market share and in revenue from audio products indicates, our strategy is working well.

We are also very pleased with the early signs of success in our energy business. This business is primarily composed of chips for energy measurement, energy exploration and energy control applications, with the bulk of today's investment directed towards products for use in digital utility meters and digital energy control applications. Energy metering is a key component of the growth we've experienced over the past few quarters. Our newest metering devices are shipping in high volumes to one of the best names in the business, and we have more new components under development. There has been a massive increase in the level of interest in measuring power consumption in a variety of applications from servers to home appliances, and this growing demand combined with the billions of dollars being invested globally on smart grid enhancements results in a red-hot market for power meter technology in which our products will play a large role.

Our newest energy-related business focuses on digital energy control. Our first entry into this market is a Power Factor Correction chip that brings disruptive digital PFC technology. PFC chips, which are estimated to be around 1.2 billion units and growing, are found inside the power supplies used in everyday consumer devices that consume 75 watts of power or more, such as PCs, TVs and many appliances. As global regulations for more energy efficient products become even more stringent, we believe that today's analog-dominant PFC chips will have a difficult time matching the performance and system cost savings that we can provide through our digital PFCs. We have a long way to go before we can declare this to be a successful investment for Cirrus Logic, but the feedback from our customers is that our first step in this market was a good one, and we're looking forward to advancing our roadmap of products to serve growing markets in digital energy control that can benefit from the type of innovation we can bring.

It has been said that the only constant in the semiconductor industry is that things are constantly changing, and in that environment, a company's most important assets are its people and its culture. We had an outstanding employee base to start with and we've made some outstanding additions to our team since the beginning of the recession. Our focus on becoming an outstanding place to work has landed us a spot on a variety of "Best Places to Work" lists, and if you ask our employees you'll find that they're proud of where they work, what they're working on, and who they are working with. It is difficult to quantify, but I believe this is a tremendous asset. On a personal note, July 5 marks my 15th anniversary of working for Cirrus Logic, and I would like to take this opportunity to thank our employees, Board of Directors, shareholders, customers, and suppliers for the opportunity to do this job and the experiences we've had together along the way. It has been incredibly fulfilling for me and the rest of the leadership team. As proud as I am of what we've accomplished so far, I am more excited than ever about what the future holds for Cirrus Logic.

Regards,



Jason Rhode
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended March 27, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _______ to _______

Commission File Number 0-17795

CIRRUS LOGIC, INC.

DELAWARE	**2901 Via Fortuna, Austin, TX 78746**	**77-0024818**
(State of incorporation)	**(512) 851-4000**	**(I.R.S. ID)**

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was approximately $307 million based upon the closing price reported on the NASDAQ Global Select Market as of September 25, 2009. Stock held by directors, officers and stockholders owning 5 percent or more of the outstanding common stock were excluded as they may be deemed affiliates. This determination of affiliate status is not a conclusive determination for any other purpose.

As of May 26, 2010, the number of outstanding shares of the registrant's Common Stock, $0.001 par value, was 67,167,486.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the registrant's proxy statement for its annual meeting of stockholders to be held July 23, 2010 is incorporated by reference in Part III of this Annual Report on Form 10-K.

CIRRUS LOGIC, INC.

FORM 10-K

For The Fiscal Year Ended March 27, 2010

INDEX

PART I

ITEM 1. *Business*

Cirrus Logic, Inc. ("Cirrus Logic," "Cirrus," "We," "Us," "Our," or the "Company") develops high-precision, analog and mixed-signal integrated circuits ("ICs") for a broad range of audio and energy markets. Building on our diverse analog mixed-signal patent portfolio, Cirrus Logic delivers highly optimized products for consumer and commercial audio, automotive entertainment, and targeted industrial and energy-related applications. We develop ICs, board-level modules and hybrids for high-power amplifier applications branded as the Apex Precision Power™ ("Apex") line of products, and provide complete system reference designs based on our technology that enable our customers to bring products to market in a timely and cost-effective manner.

We were incorporated in California in 1984, became a public company in 1989 and were reincorporated in the State of Delaware in February 1999. Our primary facility housing engineering, sales and marketing, and administrative functions is located in Austin, Texas. In addition, we have an administrative and assembly facility in Tucson, Arizona, as well as sales locations throughout the United States. We also serve customers from international sales offices in Europe and Asia, including the People's Republic of China, Hong Kong, South Korea, Japan, Singapore, Taiwan and the United Kingdom. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ Global Select Market under the symbol CRUS.

We maintain a Web site with the address www.cirrus.com. We are not including the information contained on our Web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our Web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC"). To receive a free copy of this Form 10-K, please forward your written request to Cirrus Logic, Inc., Attn: Investor Relations, 2901 Via Fortuna, Austin, Texas 78746, or via email at InvestorRelations@cirrus.com. In addition, the SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements filed electronically with the SEC by Cirrus Logic.

Background of the Semiconductor Industry

In general, the semiconductor industry produces three types of products: analog, digital and mixed-signal. Analog semiconductors process a continuous range of signals that can represent functions such as temperature, speed, pressure and sound. Digital semiconductors process information represented by discrete values, for example, 0s and 1s. Mixed-signal semiconductors combine analog and digital circuits in a single product. The design of the analog component of a mixed-signal IC is particularly complex and difficult, and requires experienced engineers to optimize speed, power and resolution within standard manufacturing processes.

The convergence and sophistication of our customers' products, such as portable audio applications, home entertainment and automotive audio devices is made possible in part by advances in semiconductor technology. Semiconductor companies are attempting to differentiate their products based on offering new features and functionality to consumers, while at the same time shrinking product sizes, reducing power consumption, and lowering overall system costs.

Due to the extremely high costs involved in developing and operating a wafer fabrication facility, many semiconductor companies, including Cirrus, rely on third party foundries to manufacture their IC's. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on design, development, and marketing of our ICs.

Segments

We determine our operating segments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280, *"Segment Reporting."* Our Chief Executive Officer ("CEO") has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources, rather than detailed information at a product line level. Additionally, our product lines have similar characteristics and customers. They share operations support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology. Therefore, there is no complete, discrete financial information maintained for these product lines. Commencing with fiscal year 2009, we report revenue in two product categories: audio products and energy products. The energy product category had previously been referred to as "industrial," but has been revised to reflect our focus on integrated circuits designed for a variety of energy exploration, measurement and control applications. See Note 15, "*Segment Information,*" of the Notes to Consolidated Financial Statements contained in Item 8 for further details including revenues by product line, revenues by geographic locations, and for property, plant and equipment, net, by geographic locations.

Markets and Products

The following provides a detailed discussion regarding our audio and energy product lines:

Audio Products: High-precision analog and mixed-signal components, as well as audio digital signal processor ("DSP") products for consumer, professional and automotive entertainment markets.

Energy Products: High-precision analog and mixed-signal components for energy-related applications, such as energy measurement, energy exploration and energy control systems. Energy products also include ICs, board-level modules and hybrids for high-power pulse width modulation ("PWM") and power amplifier applications.

AUDIO PRODUCTS

We are a recognized leader in analog and mixed-signal audio converter and audio DSP products that enable today's new consumer, professional and automotive entertainment applications. Our products include analog-to-digital converters ("ADCs"), digital-to-analog converters ("DACs"), chips that integrate ADCs and DACs into a single IC ("codecs"), digital interface ICs, volume controls and digital amplifiers, as well as audio DSPs for consumer electronics applications such as audio/video receivers ("AVRs") and digital TVs, and CobraNet® ICs and modules for networked audio applications. Our broad portfolio of approximately 250 active proprietary products includes the following publicly available product, which has been added in the past fiscal year:

- The CS3511 is a stereo 10-watt analog-input Class-D audio amplifier IC ideal for consumer audio applications such as active media speakers, docking stations, hybrid radios, flat-panel displays and mini-shelf home stereo systems. The CS3511 uses an advanced Delta Sigma modulator with a patented architecture and unique technologies to achieve ultra-low distortion and significantly reduced electro-magnetic interference (EMI) compared to other stereo 10-watt Class-D amplifier ICs.

Our products are used in a wide array of consumer applications, including AVRs, DVD and Blu-ray Disc players, complete home theater systems, set-top boxes, portable media players, smart phones, gaming devices, sound cards and digital televisions. Applications for products within professional markets include digital mixing consoles, multitrack digital recorders and effects processors. Applications for products within automotive markets include amplifiers, satellite radio systems, telematics and multi-speaker car-audio systems. In networked digital audio applications, our proprietary CobraNet controller ICs and modules enable delivery of uncompressed digital audio over Ethernet networks, co-existing with standard Ethernet network data traffic.

ENERGY PRODUCTS

We provide high-precision analog and mixed-signal ICs for targeted energy control, energy measurement and energy exploration applications, as well as ICs, board-level modules, and hybrids from the Apex Precision Power brand of products for high-power PWM and power amplifier applications. We have more than 450 active proprietary products which include ADCs, DACs, linear amplifiers, PWM amplifiers and successive approximation register ("SAR") converters, and amplifier ICs. Our products are used in a wide array of high-precision, energy measurement applications including motor control, consumer utility, power measurement, energy exploration, and high-power systems. New additions to our proprietary product portfolio in the past fiscal year include:

- The SA303-IHZ and SA53-IHZ, within the company's Apex Precision Power product line, are high-current pulse width modulated (PWM) ICs for driving three-phase brush and brushless DC motors. As follow-on products to the 2008 launch of its award-winning SA3XX and SA5X series of single-packaged solutions, these new ICs offer a lower per unit cost of up to 40 percent for industrial motor applications such as fans, pumps and robotics operating on supplies up to 60 V and requiring output current in the 3 A range (10 A PEAK).
- The CS5374 is a fourth-generation IC that targets energy exploration applications that provides excellent noise and distortion performance of 127 dB signal-to-noise rate and 118 dB THD (total harmonic distortion) — delivering the high-precision performance needed for marine streamers used to detect potential sources of energy deep within the ocean floor.
- The PA107DP and MP103FC high-voltage, high-speed power amplifiers, part of the company's Apex Precision Power product line, deliver new levels of performance for the piezoelectric driver market. Both devices are operational with voltage supplies of up to 200 V. The PA107DP is an attractive option for driving piezos used in medical imaging and ultrasound applications, as well as programmable power supplies for the ATE market.

In fiscal year 2011, the company plans to introduce its first power factor correction ("PFC") controller chips, which are used in such applications as power supplies and lighting ballasts. The PFC controllers are designed to bring new features and performance — enabled through its digital EXL Core™ technology — to a market that has been traditionally dominated by analog products. The EXL Core technology will be a key component of the company's long-term product roadmap in energy products to help customers develop smarter, greener energy products.

Customers, Marketing, and Sales

We offer approximately 700 products to more than 3,000 end-customers worldwide through both direct and indirect sales channels. Our major customers are among the world's leading electronics manufacturers. We target both large existing and emerging growth consumer electronic and energy markets that derive value from our expertise in advanced analog and mixed-signal design processing, systems-level integrated circuit engineering and embedded software development. We derive our sales both domestically and from a variety of locations across the world, including the People's Republic of China, the European Union, Hong Kong, Japan, South Korea, Taiwan, and the United Kingdom. Our domestic sales force includes a network of regional direct sales offices located in California, Massachusetts, Ohio, Nevada, Illinois, North Carolina, and Texas. International sales offices and staff are located in France, Germany, Hong Kong, Shanghai and Shenzhen in the People's Republic of China, Singapore, South Korea, Taiwan, Japan and the United Kingdom. We supplement our direct sales force with external sales representatives and distributors. Our technical support staff is located in Texas and Arizona. Our worldwide sales force provides geographically specific support to our customers and specialized selling of product lines with unique customer bases. See Note 15, "*Segment Information,*" of the Notes to Consolidated Financial Statements contained in Item 8 for further detail and for additional disclosure regarding revenues by geographic locations, and for property, plant and equipment, net, by geographic locations.

Since the components we produce are largely proprietary and generally not available from second sources, we consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, from an external sales representative or distributor, or through a third party manufacturer contracted to produce their product. For fiscal years 2010 and 2009, our ten largest customers represented approximately 54 percent and 36 percent of our sales. We had one end customer, Apple Inc., that purchased through multiple contract manufacturers and represented approximately 36 percent and 16 percent of the Company's total sales for fiscal years 2010 and 2009, respectively. Further, we had one distributor, Avnet Inc., that represented 26 percent, 33 percent, and 27 percent of our sales for fiscal years 2010, 2009, and 2008 respectively. No other customer or distributor represented more than 10 percent of net sales in fiscal years 2010, 2009, or 2008.

Manufacturing

As a fabless semiconductor company, we contract with third parties for wafer fabrication and nearly all of our assembly and test operations. The company owns a 54,000 square foot facility in Tucson, Arizona, which serves as the assembly and test facility for its Apex product line. With the exception of these Apex products, our outsourced manufacturing strategy allows us to concentrate on our design strengths, minimize fixed costs and capital expenditures while giving us access to advanced manufacturing facilities, and provide the flexibility to source multiple leading-edge technologies through strategic relationships. After wafer fabrication by the foundry, third-party assembly vendors package the wafer die. The finished products are then tested before shipment to our customers. We use multiple wafer foundries, assembly sources and test houses in the production of our inventory. While we do have some redundancy of fabrication processes by using multiple outside foundries, any interruption of supply by one or more of these foundries could materially impact us. As a result, we maintain some amount of business interruption insurance to help reduce the risk of wafer supply interruption, but we are not fully insured against such risk. Our supply chain management organization is responsible for the management of all aspects of the manufacturing, assembly, and testing of our products, including process and package development, test program development, and production testing of products in accordance with our ISO-certified quality management system.

Although our products are made from basic materials (principally silicon, metals and plastics), all of which are available from a number of suppliers, capacity at wafer foundries sometimes becomes constrained. The limited availability of certain materials may impact our suppliers' ability to meet our demand needs or impact the price we are charged. The prices of certain other basic materials, such as metals, gases and chemicals used in the production of circuits can increase as demand grows for these basic commodities. In most cases, we do not procure these materials ourselves; nevertheless, we are reliant on such materials for producing our products because our outside foundry and package and test subcontractors must procure them. To help mitigate risks associated with constrained capacity, we use multiple foundries.

Patents, Licenses and Trademarks

We rely on trade secret, patent, copyright and trademark laws to protect our intellectual property, products, and technology. We intend to continue this practice in the future. As of March 27, 2010, we held 1,090 U.S. patents, 112 U.S. pending patent applications and various corresponding international patents and applications. Our U.S. patents expire in calendar years 2010 through 2028.

We have maintained U.S. federal trademark registrations for CIRRUS LOGIC with accompanied design, CIRRUS, CRYSTAL and APEX MICROTECHNOLOGY, as well as for our Cirrus Logic logo design. These U.S. registrations may be renewed as long as the marks continue to be used in interstate commerce. We have also filed or obtained foreign registration for these marks in other countries or jurisdictions where we conduct, or anticipate conducting, international business.

To complement our own research and development efforts, we have also licensed and expect to continue to license, a variety of intellectual property and technologies important to our business from third parties.

Research and Development

We concentrate our research and development efforts on the design and development of new products for each of our principal markets. We also fund certain advanced-process technology development, as well as other emerging product opportunities. Expenditures for research and development in fiscal years 2010, 2009 and 2008 were $51.4 million, $44.3 million and $48.5 million, respectively. These amounts include amortization of acquired intangibles of $1.6 million, $1.5 million, and $1.4 million, in fiscal years 2010, 2009, and 2008, respectively. Our future success is highly dependent upon our ability to develop complex new products, to transfer new products to volume production, to introduce them into the marketplace in a timely fashion, and to have them selected for design into products of systems manufacturers. Our future success may also depend on assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp.

Competition

Markets for our products are highly competitive and we expect that competition will continue to increase. Our ability to compete effectively and to expand our business will depend on our ability to continue to recruit key engineering talent, to execute on new product developments, to persuade customers to design-in these new products into their applications, and to provide lower-cost versions of existing products. We compete with other semiconductor suppliers that offer standard semiconductors, application-specific standard product and fully customized ICs, including embedded software, chip and board-level products.

While no single company competes with us in all of our product lines, we face significant competition in all markets where our products are available. We expect to face additional competition from new entrants in our markets, which may include both large domestic and international IC manufacturers and smaller, emerging companies.

The principal competitive factors in our markets include: time to market; quality of hardware/software design and end-market systems expertise; price; product benefits that are characterized by performance, features, quality and compatibility with standards; access to advanced process and packaging technologies at competitive prices; and sales and technical support, which includes assisting our customers with integration of our components into their new products and providing support from the concept stage through design, launch and production ramp.

Product life cycles may vary greatly by product category. For example, many consumer electronic devices have shorter design-in cycles; therefore, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. Conversely, this also provides us frequent opportunities to displace competitors in products that have previously not utilized our design. The industrial and automotive markets typically have longer life cycles, which provide continued revenue streams over long periods of time.

Backlog

Sales are made primarily pursuant to standard short-term purchase orders for delivery of standard products. The quantity actually ordered by the customer, as well as the shipment schedules, are frequently revised, without significant penalty, to reflect changes in the customer's needs. The majority of our backlog is typically requested for delivery within six months. In markets where the end system life cycles are relatively short, customers typically request delivery in six to ten weeks. A backlog analysis at any given time gives little indication of our future business except on a short-term basis, principally within the next 60 days.

We utilize backlog as an indicator to assist us in production planning. However, backlog is influenced by several factors including market demand, pricing, and customer order patterns in reaction to product lead times. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery because of changes in customer needs or industry conditions. As a result, we believe that our backlog at any given time is an incomplete indicator of future sales.

Employees

As of March 27, 2010, we had 505 full-time employees, of whom 49 percent were engaged in research and product development activities, 35 percent in sales, marketing, general and administrative activities, and 16 percent in manufacturing-related activities. Our future success depends, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering, and administrative personnel.

We have never had a work stoppage and none of our employees are represented by collective bargaining agreements. We consider our employee relations to be good.

Forward Looking Statements

This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities the Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included or incorporated by reference in this Annual Report on Form 10-K, other than statements that are purely historical, are forward-looking statements. In some cases, forward-looking statements are identified by words such as "expect," "anticipate," "target," "project," "believe," "goals," "estimates," and "intend." Variations of these types of words and similar expressions are intended to identify these forward-looking statements. Any statements that refer to our plans, expectations, strategies or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Among the important factors that could cause actual results to differ materially from those indicated by our forward-looking statements are those discussed in *Item 1A — Risk Factors* and elsewhere in this report, as well as in the documents filed by us with the SEC, specifically the most recent reports on Form 10-Q and 8-K, each as it may be amended from time to time.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update this information to reflect events or circumstances after the filing of this report with the SEC, except as required by law. All forward-looking statements, expressed or implied, included in this Form 10-K and attributable to Cirrus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we may make or persons acting on our behalf may issue. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

Item 1A. *Risk Factors*

Our business faces significant risks. The risk factors set forth below may not be the only risks that we face. Additional risks that we are not aware of yet or that currently are not significant may adversely affect our business operations. You should read the following cautionary statements in conjunction with the factors discussed elsewhere in this and other Cirrus Logic's filings with the SEC. These cautionary statements are intended to highlight certain factors that may affect the financial condition and results of operations of Cirrus Logic and are not meant to be an exhaustive discussion of risks that apply to companies such as ours.

We depend on a limited number of customers for a substantial portion of our sales, and the loss of, or a significant reduction in orders from, any key customer could significantly reduce our sales.

While we generate sales from a broad base of customers worldwide, the loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our sales and adversely affect our business. For the twelve month period ending March 27, 2010, our ten largest customers represented approximately 54 percent of our revenues. For the twelve month period ending March 27, 2010, we had one end customer, Apple Inc., that purchased through multiple contract manufacturers and represented approximately 36 percent of the Company's total sales. For the twelve month period ending March 27, 2010, we had one distributor, Avnet Inc., that represented 26 percent of our sales.

We may not be able to maintain or increase sales to certain of our key customers for a variety of reasons, including the following:

- most of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty;
- our agreements with our customers typically do not require them to purchase a minimum quantity of our products;

- many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers' decisions to purchase our products;
- our customers face intense competition from other manufacturers that do not use our products; and
- our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and their ability to obtain components from alternative sources.

These relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet their tight development schedules. Accordingly, we may have to devote a substantial amount of resources to strategic relationships, which could detract from or delay our completion of other important development projects or the development of next generation products and technologies. Delays in development could impair our relationships with strategic customers and negatively impact sales of the products under development.

We have historically experienced fluctuations in our operating results and expect these fluctuations to continue in future periods, which may result in volatility in our stock price.

Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross margin, and operating results. If our operating results fall below expectations of market analysts or investors, the market price of our common stock could decrease significantly. We are subject to business cycles and it is difficult to predict the timing, length, or volatility of these cycles. These business cycles may create pressure on our sales, gross margin, and/or operating results.

Factors that could cause fluctuations and materially and adversely affect our net sales, gross margin and operating results include, but are not limited to:

- the volume and timing of orders received;
- changes in the mix of our products sold;
- market acceptance of our products and the products of our customers;
- excess or obsolete inventory;
- competitive pricing pressures;
- our ability to introduce new products on a timely basis;
- the timing and extent of our research and development expenses;
- the failure to anticipate changing customer product requirements;
- disruption in the supply of wafers, assembly, or test services;
- reduction of manufacturing yields;
- certain production and other risks associated with using independent manufacturers, assembly houses, and testers; and
- product obsolescence, price erosion, competitive developments, and other competitive factors.

We may be adversely impacted by current global economic conditions. As a result, our financial results and the market price of our common shares may decline.

Current global economic conditions could make it difficult for our customers, our suppliers, and us to accurately forecast and plan future business activities, and could cause global businesses to defer or reduce spending on our products. During challenging economic times our customers and distributors may face issues gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would increase.

We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery. If the economy or markets in which we operate were to deteriorate, our business, financial condition, and results of operations will likely be materially and/or adversely affected.

Our results may be affected by the fluctuation in sales in the consumer entertainment market.

Because we sell products in the consumer entertainment market, we are likely to be affected by seasonality in the sales of our products. Further, a decline in consumer confidence and consumer spending relating to economic conditions, terrorist attacks, armed conflicts, oil prices, global health conditions, and/or the political stability of countries that we operate in or sell into could have a material adverse effect on our business.

Because we do not have long-term agreements with our customers and our standard terms and conditions of sale provide that a buyer may cancel or reschedule orders on short notice without incurring significant penalties, our sales and operating results in any quarter are difficult to forecast and are significantly dependent upon customer orders received and fulfilled in that quarter.

In general, we do not have long-term purchase agreements with customers. Our customers generally place purchase orders for deliveries no more than three months in advance. These purchase orders generally have limited cancellation or rescheduling penalty provisions. Therefore, cancellations, reductions, or delays of orders from any significant customer could have a material adverse effect on our business, financial condition, and results of operations.

A significant portion of our sales and earnings in any quarter depends upon customer orders for our products that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future revenue and to a large extent are fixed in the short term, we likely will be unable to adjust spending on a timely basis to compensate for any unexpected shortfall in sales. Accordingly, any significant shortfall of sales in relation to our expectations could hurt our operating results.

Our dependence on third-party manufacturing and supply relationships increases the risk that we will not have an adequate supply of products to meet demand or that our cost of materials will be higher than expected.

We depend upon third parties to manufacture, assemble, package or test certain of our products. As a result, we are subject to risks associated with these third parties, including:

- reduced control over delivery schedules and quality;
- inadequate manufacturing yields and excessive costs;
- difficulties selecting and integrating new subcontractors;
- limited warranties on products supplied to us;
- potential increases in prices; and
- potential misappropriation of our intellectual property.

Our outside foundries generally manufacture our products on a purchase order basis, and we have few long-term supply arrangements with these suppliers. We have less control over delivery schedules, manufacturing yields and costs than competitors with their own fabrication facilities. A manufacturing disruption experienced by one or more of our outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of certain of our products for a substantial period of time.

Difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside foundries can lead to reduced yields of our products. The process technology of an outside foundry is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between us and our manufacturer. This risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships.

If the foundries or subcontractors we use to manufacture our products discontinue the manufacturing processes needed to meet our demands, or fail to upgrade their technologies needed to manufacture our products, we may be unable to deliver products to our customers, which could materially adversely affect our operating results. The transition to the next generation of manufacturing technologies at one or more of our outside foundries could be unsuccessful or delayed.

Our requirements typically represent a very small portion of the total production of the third-party foundries. As a result, we are subject to the risk that a producer will cease production of an older or lower-volume process that it uses to produce our parts. We cannot assure you that our external foundries will continue to devote resources to the production of parts for our products or continue to advance the process design technologies on which the manufacturing of our products are based. Each of these events could increase our costs, lower our gross margin, cause us to hold more inventories or materially impact our ability to deliver our products on time. As our volumes decrease with any third-party foundry, the likelihood of unfavorable pricing increases.

Shifts in industry-wide capacity and our practice of purchasing our products based on sales forecasts may result in significant fluctuations in our quarterly and annual operating results.

We rely on independent foundries and assembly and test houses to manufacture, or provide components for, our products. Our reliance on these third party suppliers involves certain risks and uncertainties. For example, shifts in industry-wide capacity from shortages to oversupply, or from oversupply to shortages, may result in significant fluctuations in our quarterly and annual operating results. We may order wafers and build inventory in advance of receiving purchase orders. Because our industry is highly cyclical and is subject to significant downturns resulting from excess capacity, overproduction, reduced demand, order cancellations, or technological obsolescence, there is a risk that we will forecast inaccurately and produce excess inventories of particular products. In addition, if we experience supply constraints or manufacturing problems at a particular supplier, we could be required to switch suppliers or qualify additional suppliers. Switching and/or qualifying additional suppliers could be an expensive process and take as long as six to twelve months to complete, which could result in material adverse fluctuations to our operating results.

In addition, we generally order our products through non-cancelable purchase orders from third-party foundries based on our sales forecasts, and our customers can generally cancel or reschedule orders they place with us without significant penalties. If we do not receive orders as anticipated by our forecasts, or our customers cancel orders that are placed, we may experience increased inventory levels.

Due to the product manufacturing cycle characteristic of IC manufacturing and the inherent imprecision in the accuracy of our customers' forecasts, product inventories may not always correspond to product demand, leading to shortages or surpluses of certain products. As a result of such inventory imbalances, future inventory write-downs and charges to gross margin may occur due to lower of cost or market accounting, excess inventory, and inventory obsolescence.

Our products may be subject to average selling prices that decline over short time periods. If we are unable to increase our volumes, introduce new or enhanced products with higher selling prices, or reduce our costs, our business and operating results could be harmed.

Historically in the semiconductor industry, average selling prices of products have decreased over time. If the average selling price of any of our products decline and we are unable to increase our unit volumes, introduce new or enhanced products with higher margins, and/or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, our operating results may be adversely affected. In addition, because of procurement lead times, we are limited in our ability to reduce total costs quickly in response to any sales shortfalls. Because of these factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

Our failure to develop and timely introduce new products that gain market acceptance could harm our operating results.

Our success depends upon our ability to develop new products for new and existing markets, to introduce these products in a timely and cost-effective manner, and to have these products gain market acceptance. New product introductions involve significant risks. For example, delays in new product introductions or less-than-anticipated market acceptance of our new products are possible and would have an adverse effect on our sales and earnings. The development of new products is highly complex and, from time-to-time, we have experienced delays in developing and introducing these new products. Successful product development and introduction depend on a number of factors including, but not limited to:

- proper new product definition;
- timely completion of design and testing of new products;
- assisting our customers with integration of our components into their new products, including providing support from the concept stage through design, launch and production ramp;
- successfully developing and implementing the software necessary to integrate our products into our customers' products;
- achievement of acceptable manufacturing yields;
- availability of wafer fabrication, assembly, and test capacity;
- market acceptance of our products and the products of our customers; and
- obtaining and retaining industry certification requirements.

Both revenues and margins may be materially affected if new product introductions are delayed, or if our products are not designed into successive generations of new or existing customers' products. We may not be able to meet these challenges, or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Our failure to develop and introduce new products successfully could harm our business and operating results.

Successful product design and development is dependent on our ability to attract, retain and motivate qualified design engineers, of which there is a limited number. Due to the complexity and variety of analog and high-precision analog and mixed-signal circuits, the limited number of qualified integrated circuit designers and the limited effectiveness of computer-aided design systems in the design of analog and mixed-signal ICs, we cannot provide assurances that we will be able to successfully develop and introduce new products on a timely basis.

Our products are complex and could contain defects, which could result in material costs to us.

Product development in the markets we serve is becoming more focused on the integration of multiple functions on individual devices. There is a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of our products increases the risk that our customers or end users could discover latent defects or subtle faults after volumes of product have been shipped. This could result in, but are not limited to:

- damage to our reputation;
- a material recall and replacement costs for product warranty and support;

- payments to our customer related to the recall claims as a result of various industry or business practices, or in order to maintain good customer relationships;
- an adverse impact to our customer relationships by the occurrence of significant defects;
- a delay in recognition or loss of revenues, loss of market share, or failure to achieve market acceptance; and
- a diversion of the attention of our engineering personnel from our product development efforts.

In addition, any defects or other problems with our products could result in financial or other damages to our customers who could seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In particular, the sale of systems and components that are incorporated into certain applications for the automotive industry involves a high degree of risk that such claims may be made.

While we believe that we are reasonably insured against these risks and have contractually limited our financial exposure, we cannot provide assurances that we will be able to obtain sufficient insurance, in terms of amounts or scope, to provide us with adequate coverage against all potential liability.

We have significant international sales, and risks associated with these sales could harm our operating results.

Export sales, principally to Asia, include sales to U.S-based customers with manufacturing plants overseas and represented 79 percent, 68 percent, and 62 percent of our net sales in fiscal years 2010, 2009, and 2008, respectively. We expect export sales to continue to represent a significant portion of product sales. This reliance on international sales subjects us to the risks of conducting business internationally, including risks associated with political and economic instability, global health conditions, currency controls, exchange rate fluctuations and changes in import/export regulations, tariff and freight rates, as well as the risks of natural disaster, especially in Asia. For example, the financial instability in a given region may have an adverse impact on the financial position of end users in the region, which could affect future orders and harm our results of operations. Our international sales operations involve a number of other risks including, but not limited to:

- unexpected changes in government regulatory requirements;
- changes to countries' banking and credit requirements;
- changes in diplomatic and trade relationships;
- delays resulting from difficulty in obtaining export licenses for technology;
- tariffs and other barriers and restrictions;
- competition with non-U.S. companies or other domestic companies entering the non-U.S. markets in which we operate;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- political instability; and
- the burdens of complying with a variety of non-U.S. laws.

In addition, our competitive position may be affected by the exchange rate of the U.S. dollar against other currencies. Consequently, increases in the value of the dollar would increase the price in local currencies of our products in non-U.S. markets and make our products relatively more expensive. Alternatively, decreases in the value of the dollar will increase the relative cost of our and our vendors' operations that are based overseas. We cannot provide assurances that regulatory, political and other factors will not adversely affect our operations in the future or require us to modify our current business practices.

We are subject to the export control regulations of the U.S. Department of State and the Department of Commerce. A violation of these export control regulations could have a material adverse effect on our business or our results of operations, cash flows, or financial position.

The nature of our international business, and in particular, the manufacture and sale of certain products from our Apex Precision Power Product line, subjects us to the export control regulations of the U.S. Department of State and the Department of Commerce. If these export control regulations are violated, it could result in monetary penalties and denial of export privileges. The government is very strict with respect to compliance and has served notice generally that failure to comply with these regulations may subject guilty parties to fines and/or imprisonment. Although we are not aware of any material violation of any export control regulations, a failure to comply with any of the above mentioned regulations could have a material adverse effect on our business.

Our international operations subject our business to additional political and economic risks that could have an adverse impact on our business.

In addition to export sales constituting a large portion of our net sales, we maintain international operations, sales, and technical support personnel. International expansion has required, and will continue to require, significant management attention and resources. There are risks inherent in expanding our presence into non-U.S. regions, including, but not limited to:

- difficulties in staffing and managing non-U.S. operations;
- failure of non-U.S. laws to adequately protect our U.S. intellectual property, patent, trademarks, copyrights know-how and other proprietary rights;
- global health conditions and potential natural disasters;
- political and economic instability in international regions;
- international currency controls and exchange rate fluctuations;
- additional vulnerability from terrorist groups targeting American interests abroad; and
- legal uncertainty regarding liability and compliance with non-U.S. laws and regulatory requirements.

Because we depend on subcontractors internationally to perform key manufacturing functions for us, we are subject to political and economic risks that could disrupt the fabrication, assembly, packaging, or testing of our products.

We depend on third-party subcontractors, primarily in Asia, for the fabrication, assembly, packaging, and testing of most of our products. International operations and sales may be subject to political and economic risks, including changes in current tax laws, political instability, global health conditions, currency controls, exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates, as well as the risks of natural disaster. Although we seek to reduce our dependence on any one subcontractor, this concentration of subcontractors and manufacturing operations subjects us to the risks of conducting business internationally, including associated political and economic conditions. If we experience manufacturing problems at a particular location, or a supplier is unable to continue operating due to financial difficulties or other reasons, we would be required to transfer manufacturing to a backup supplier. Converting or transferring manufacturing from a primary supplier to a backup fabrication facility could be expensive and could take as long as six to twelve months. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships, and damage our reputation in the marketplace, any of which could harm our business, results of operations, and financial condition.

Our failure to manage our distribution channel relationships could adversely affect our business.

The future of our business, as well as the future growth of our business, will depend in part on our ability to manage our relationships with current and future distributors and external sales representatives and to develop additional channels for the distribution and sale of our products. The inability to successfully manage these relationships could adversely affect our business.

Strong competition in the semiconductor market may harm our business.

The IC industry is intensely competitive and is frequently characterized by rapid technological change, price erosion, technological obsolescence, and a push towards IC component integration. Because of shortened product life cycles and even shorter design-in cycles in a number of the markets that we serve, our competitors have increasingly frequent opportunities to achieve design wins in next-generation systems. In the event that competitors succeed in supplanting our products, our market share may not be sustainable and our net sales, gross margin and operating results would be adversely affected. Additionally, further component integration could eliminate the need for our products.

We compete in a number of fragmented markets. Our principal competitors in these markets include AKM Semiconductor, Analog Devices, Austriamicrosystems, Freescale Semiconductor, Infineon Technologies, Linear Technologies, Maxim, NXP Semiconductor, ON Semiconductor, Realtek, ST Micro, Teridian Semiconductor, Texas Instruments/Burr Brown, and Wolfson Microelectronics. Many of these competitors have greater financial, engineering, manufacturing, marketing, technical, distribution, and other resources; broader product lines; broader intellectual property portfolios; and longer relationships with customers. We also expect intensified competition from emerging companies and from customers who develop their own IC products. In addition, some of our current and future competitors maintain their own fabrication facilities, which could benefit them in connection with cost, capacity, and technical issues.

Increased competition could adversely affect our business. We cannot provide assurances that we will be able to compete successfully in the future or that competitive pressures will not adversely affect our financial condition and results of operations. Competitive pressures could reduce market acceptance of our products and result in price reductions and increases in expenses that could adversely affect our business and our financial condition.

We may be unable to protect our intellectual property rights.

Our success depends in part on our ability to obtain patents and to preserve our other intellectual property rights covering our products. We seek patent protection for those inventions and technologies for which we believe such protection is suitable and is likely to provide a competitive advantage to us. We also rely on trade secrets, proprietary technology, non-disclosure and other contractual terms, and technical measures to protect our technology and manufacturing knowledge. We work actively to foster continuing technological innovation to maintain and protect our competitive position. We cannot provide assurances that steps taken by us to protect our intellectual property will be adequate, that our competitors will not independently develop or patent equivalent or superior technologies or will not be able to design around our patents, or that our intellectual property will not be misappropriated. In addition, the laws of some non-U.S. countries may not protect our intellectual property as well as the laws of the United States.

Any of these events could materially and adversely affect our business, operating results, and financial condition. Policing infringement of our technology is difficult, and litigation may be necessary in the future to enforce our intellectual property rights. Any such litigation could be expensive, take significant time, and divert management's attention from other business concerns.

Potential intellectual property claims and litigation could subject us to significant liability for damages and could invalidate our proprietary rights.

The IC industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may find it necessary to initiate a lawsuit to assert our patent or other intellectual property rights. These legal proceedings could be expensive, take significant time, and divert management's attention from other business concerns. We cannot provide assurances that we will ultimately be successful in any lawsuit, nor can we provide assurances that any patent owned by us will not be invalidated, circumvented, or challenged. We cannot provide assurances that rights granted under our patents will provide competitive advantages to us, or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all.

As is typical in the IC industry, we and our customers have, from time to time, received and may in the future receive, communications from third parties asserting patents, mask work rights, or copyrights. In the event third parties were to make a valid intellectual property claim and a license was not available on commercially reasonable terms, our operating results could be harmed. Litigation, which could result in substantial cost to us and diversion of our management, technical and financial resources, may also be necessary to defend us against claimed infringement of the rights of others. An unfavorable outcome in any such suit could have an adverse effect on our future operations and/or liquidity.

If we fail to attract, hire and retain qualified personnel, we may not be able to develop, market, or sell our products or successfully manage our business.

Competition for highly qualified personnel in our industry is intense. The number of technology companies in the geographic areas in which we operate is greater than it has been historically and we expect competition for qualified personnel to intensify. For example, start-up companies generally offer larger equity grants to attract individuals from more established companies. There are only a limited number of people in the job market with the requisite skills. Our Human Resources organization focuses significant efforts on attracting and retaining individuals in key technology positions. The loss of the services of key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers, or manage our business effectively.

We may acquire other companies or technologies, which may create additional risks associated with our ability to successfully integrate them into our business.

We continue to consider future acquisitions of other companies, or their technologies or products, to improve our market position, broaden our technological capabilities, and expand our product offerings. If we are able to acquire companies, products or technologies that would enhance our business, we could experience difficulties in integrating them. Integrating acquired businesses involves a number of risks, including, but not limited to:

- the potential disruption of our ongoing business;
- unexpected costs or incurring unknown liabilities;
- the diversion of management resources from other strategic and operational issues;
- the inability to retain the employees of the acquired businesses;
- difficulties relating to integrating the operations and personnel of the acquired businesses;
- adverse effects on the existing customer relationships of acquired companies;
- the potential incompatibility of business cultures;
- adverse effects associated with entering into markets and acquiring technologies in areas in which we have little experience; and
- acquired intangible assets becoming impaired as a result of technological advancements, or worse-than-expected performance of the acquired company.

If we are unable to successfully address any of these risks, our business could be harmed.

Future transactions may limit our ability to use our net operating loss carryforwards.

As of March 27, 2010, we had U.S. federal tax net operating loss ("NOL") carryforwards of approximately $461.5 million. These NOL carryforwards may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. There is a risk we may not be able to generate taxable income in the future in the amount necessary to fully utilize all of these NOLs. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOL carry forwards to reduce its tax liability. If we were at some point in the future to experience an "ownership change" as defined in Section 382 of the Code, our use of the net operating loss carryforwards and credit carryforwards may be limited as described in the Code.

Our stock price has been and is likely to continue to be volatile.

The market price of our common stock fluctuates significantly. This fluctuation has been or may be the result of numerous factors, including, but not limited to:

- actual or anticipated fluctuations in our operating results;
- announcements concerning our business or those of our competitors, customers, or suppliers;
- loss of a significant customer, or customers;
- changes in financial estimates by securities analysts or our failure to perform as anticipated by the analysts;
- announcements regarding technological innovations or new products by us or our competitors;
- announcements by us of significant acquisitions, strategic partnerships, joint ventures, or capital commitment;
- announcements by us of significant divestitures or sale of certain assets or intellectual property;
- litigation arising out of a wide variety of matters, including, among others, employment matters and intellectual property matters;
- departure of key personnel;
- single significant stockholders selling for any reason;
- general assumptions made by securities analysts;
- general conditions in the IC industry; and
- general market conditions and interest rates.

We have provisions in our charter, and are subject to certain provisions of Delaware law, which could prevent, delay or impede a change of control of our company. These provisions could affect the market price of our stock.

Certain provisions of Delaware law and of our Certificate of Incorporation and By-Laws could make it more difficult for a third party to acquire us, even if our stockholders support the acquisition. These provisions include, but are not limited to:

- the inability of stockholders to call a special meeting of stockholders;
- a prohibition on stockholder action by written consent; and
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders.

We are also subject to the anti-takeover laws of Delaware that may prevent, delay or impede a third party from acquiring or merging with us, which may adversely affect the market price of our common stock.

We are subject to the risks of owning real property.

As described in Note 17, "*Subsequent Event,*" of the Notes to Consolidated Financial Statements contained in Item 8, we recently purchased land for the purpose of building our U.S. headquarters in Austin,

Texas, and we own our facility in Tucson, Arizona. The recent purchase of land and the ownership of our facility in Tucson subject us to the risks of owning real property, which may include:

- the possibility of environmental contamination and the costs associated with correcting any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhood in which the property is located, or other factors;
- increased cash commitments for constructing a new building in Austin, Texas, or improving the current building and property in Tucson, Arizona; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of fire, floods, or other natural disasters.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

As of May 1, 2010, our principal leased facilities, located in Austin, Texas, consisted of approximately 214,000 square feet of office space. This leased space includes our headquarters and engineering facility, which has 197,000 square feet with lease terms that extend into calendar year 2012, excluding lease extension options, and 17,000 square feet of leased space at our failure analysis facility with lease terms that extend into calendar year 2013. We have subleased approximately 38,000 square feet of space at our Austin headquarters with sublease terms that extend into calendar year 2012.

As a result of our facilities consolidation activities, which began in fiscal year 1999 concurrent with the move of our headquarters from California to Texas, as of May 1, 2009, we no longer had any leased space in California. We had one California facility, which consisted of approximately 90,000 square feet of leased office and engineering space, expire in April 2009.

During fiscal year 2008, the Company acquired Apex Microtechnology Corporation. As a result of the acquisition, Cirrus owns a 54,000 square foot facility in Tucson, Arizona, which continues to serve as the assembly and test facility for the Apex Precision Power product line.

We also continue to lease our former design facility in Boulder, Colorado following the move of the design activities to our headquarters in Austin, Texas. This design facility is approximately 12,000 square feet and has a lease that expires in September, 2010. We have subleased approximately 10,000 square feet of this office space with a sublease term date that coincides with the Cirrus primary lease. The Company does not intend to renew this lease agreement.

We do not anticipate difficulty in either retaining occupancy at any of our facilities through lease renewals prior to expiration or replacing them with equivalent facilities, and we believe that our existing facilities are suitable and adequate for our present purposes.

Below is a detailed schedule that identifies our occupied leased and owned property locations as of May 1, 2010 with various lease terms through Cirrus' fiscal year 2014:

Design Centers	Sales Support Offices – USA	Sales Support Offices – International
Austin, Texas	Burlington, Massachusetts	Hong Kong, China
Tucson, Arizona		Shanghai, China
		Shenzhen, China
		Tokyo, Japan
		Singapore
		Seoul, South Korea
		Taipei, Taiwan
		Buckinghamshire, United Kingdom

See Note 7 "*Commitments and Contingencies*", Note 10 "*Restructuring Costs and Other*", and Note 17 "*Subsequent Event*" of the Notes to Consolidated Financial Statements contained in Item 8 for further detail.

ITEM 3. *Legal Proceedings*

Silvaco Data Systems

On December 8, 2004, Silvaco Data Systems ("Silvaco") filed suit against us, and others, in Santa Clara County Superior Court (the "Court"), alleging misappropriation of trade secrets, conversion, unfair business practices, and civil conspiracy. Silvaco's complaint stems from a trade secret dispute between Silvaco and a software vendor, Circuit Semantics, Inc., who supplied us with certain software design tools. Silvaco alleges that our use of Circuit Semantic's design tools infringes upon Silvaco's trade secrets and that we are liable for compensatory damages in the sum of $10 million. Silvaco has not indicated how it will substantiate this amount of damages and we are unable to reasonably estimate the amount of damages, if any.

On January 25, 2005, we answered Silvaco's complaint by denying any wrong-doing. In addition, we filed a cross-complaint against Silvaco alleging breach of contract relating to Silvaco's refusal to provide certain technology that would enable us to use certain unrelated software tools.

On July 5, 2007, the Court granted our motion for judgment on the pleadings, determining that all claims except for the misappropriation of trade secrets claims were pre-empted by trade secret law. On October 15, 2007, the Court granted our motion for summary judgment on the trade secret misappropriation claim because we presented undisputed evidence that Silvaco will be unable to prove that Cirrus misappropriated Silvaco's trade secrets.

On February 12, 2008, we settled our cross-complaint against Silvaco, whereby Silvaco agreed to pay Cirrus $30,000 as full and final restitution of all claims that could have been alleged in the cross-complaint.

Based on these orders and the settlement of the cross-complaint, the Court entered judgment in our favor on Silvaco's complaint and our cross-complaint on March 4, 2008. As a result of the favorable judgment, on May 16, 2008, the court awarded approximately $59,000 for our expenses in defending the suit.

On April 7, 2008, Silvaco filed a notice of appeal on these matters. The appeal was heard by the Court of Appeal of the State of California, Sixth Appellate District on April 13, 2010. On April 29, 2010, the appellate court affirmed the judgment of the district court, finding that the district court did not err by granting summary judgment in favor of Cirrus Logic. Silvaco has until June 8, 2010, to petition the California Supreme Court for review of the case.

Other Claims

From time to time, other various claims, charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, intellectual property, employment disputes, as well as other issues. Frequent claims and litigation involving these types of issues are not uncommon in our industry. As to any of these claims or litigation, we cannot predict the ultimate outcome with certainty.

ITEM 4. *Reserved*

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our Common Stock is traded on the NASDAQ Global Select Market under the symbol CRUS. The following table shows, for the periods indicated, the high and low intra-day sales prices for our Common Stock.

	High	Low
Fiscal year ended March 27, 2010		
First quarter	$4.98	$3.25
Second quarter	6.22	4.01
Third quarter	6.89	4.51
Fourth quarter	8.13	6.23
Fiscal year ended March 28, 2009		
First quarter	$7.63	$5.50
Second quarter	6.55	4.46
Third quarter	5.95	2.28
Fourth quarter	4.35	2.16

As of May 26, 2010, there were approximately 842 holders of record of our Common Stock.

We have not paid cash dividends on our Common Stock and currently intend to continue a policy of retaining any earnings for reinvestment in our business.

On January 29, 2009, we announced that our Board authorized a share repurchase program of up to $20 million. The repurchases will be funded from existing cash and may be effected from time to time depending on general market and economic conditions and in accordance with applicable securities laws. No share repurchases under this program have occurred as of March 27, 2010. Our prior repurchase program, which was announced in January 2008 and authorized the repurchase of up to $150 million of our common stock, was completed in April 2008 for a total of $150 million with 24.5 million shares repurchased. All shares of our common stock that were repurchased under this program were cancelled as of June 28, 2008.

Stock Price Performance Graph

The following graph and table show a comparison of the five-year cumulative total stockholder return, calculated on a dividend reinvestment basis, for Cirrus Logic, the S&P 500 Composite Index (the "S&P 500"), and the Semiconductor Subgroup of the S&P Electronics Index (the "S&P Semiconductors Index").

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Cirrus Logic, Inc., The S&P 500 Index
And The S&P Semiconductors Index



Cirrus Logic, Inc.
S&P 500
S&P Semiconductors
DOLLARS
300
250
200
150
100
50
0
3/05
3/06
3/07
3/08
3/09
3/10

* $100 invested on 3/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

	3/05	3/06	3/07	3/08	3/09	3/10
Cirrus Logic, Inc.	**100.00**	**187.61**	**169.47**	**148.67**	**83.19**	**185.62**
S&P 500	**100.00**	**111.73**	**124.95**	**118.60**	**73.43**	**109.97**
S&P Semiconductors	**100.00**	**108.31**	**99.99**	**94.97**	**67.27**	**105.27**

Stockholder returns over the indicated periods should not be considered indicative of future stockholder returns.

The information in this Form 10-K appearing under the heading "Stock Price Performance Graph" is being "furnished" pursuant to Item 2.01(e) of Regulation S-K under the securities Act of 1933, as amended, and shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 6. *Selected Consolidated Financial Data*

The information contained below should be read along *with Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 — Financial Statements and Supplementary Data (*Amounts in thousands, except per share amounts).

	Fiscal Years				
	2010	2009	2008	2007	2006
	(1)	(1)	(1)	(3)	(4)
Net sales	$ 220,989	$ 174,642	$ 181,885	$ 182,304	$ 193,694
Net Income (loss)	38,398	3,475	(5,846)	27,895	52,426
Basic earnings (loss) per share	$ 0.59	$ 0.05	$ (0.07)	$ 0.32	$ 0.61
Diluted earnings (loss) per share	$ 0.59	$ 0.05	$ (0.07)	$ 0.31	$ 0.60
Financial position at year end:					
Cash, cash equivalents, restricted investments and marketable securities(2)	$ 141,626	$ 120,232	$ 187,498	$ 271,715	$ 243,468
Total assets	267,610	207,004	298,306	353,060	319,041
Working capital	142,965	126,908	194,665	286,417	232,189
Long-term obligations	7,119	8,328	9,381	13,503	14,803
Total stockholders' equity(2)	$ 218,601	$ 172,928	$ 240,935	$ 304,937	$ 264,270

1) Refer to the consolidated financial statements and the Notes thereto contained in Item 8 of this Form 10-K for fiscal years 2010, 2009, and 2008 for an expanded discussion of factors that materially affect the comparability of the information reflected in the selected consolidated financial data presented above.

2) The reduction in cash, cash equivalents, restricted investments, and marketable securities, as well as total stockholders equity, in fiscal years 2008 and 2009 is primarily attributable to the completion of a $150 million stock repurchase program, which commenced in late fiscal year 2008 and was completed in fiscal year 2009. Additionally, the Company completed the acquisition of Apex Microtechnology in fiscal year 2008.

3) Net income in fiscal year 2007 was unfavorably impacted by a $4.3 million charge for an impairment of non-marketable securities, a $1.1 million restructuring charge, and a $1.9 million charge for acquired in-process research and development associated with an acquisition completed on December 29, 2006. Excluding the acquired in-process research and development charge referred to above, neither the financial position nor the results of operations of the Company for fiscal year 2007 were materially impacted as a result of this acquisition.

4) Net income in fiscal year 2006 was favorably impacted by a $24.8 million litigation settlement, a $7.0 million gain from a license agreement amendment, and $2.3 million in restructuring related activities.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion in conjunction with our audited historical consolidated financial statements, which are included elsewhere in this Form 10-K. Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. Actual results could differ materially because of the factors discussed in Part I, Item 1A. "Risk Factors" of this Form 10-K.

Overview

We were incorporated in California in 1984, became a public company in 1989 and were reincorporated in the State of Delaware in February 1999. Initially, our focus was on providing ICs for personal computer applications, including personal computer ("PC") graphics and storage. In 2001, we refocused our business efforts away from these areas, which we believed had become commodity-like in terms of pricing and offered diminished opportunities for sustained product differentiation and profitability. We reinforced our commitment to operate efficiently and profitably by taking strategic actions beginning in 2005 to improve our top and bottom line growth, including: (1) improving efficiencies by focusing on our product lines including mixed-signal audio and energy products, (2) divesting our digital video product line assets and non-core products to focus on our core strengths, and (3) enhancing our capital structure by completing a $150 million stock repurchase program in fiscal year 2009 to increase long-term stockholder value. We continued this process in fiscal year 2010 by focusing on winning new designs, growing our market share in portable audio products in particular, and by laying the foundation for growth in our energy products.

Fiscal Year 2010

In spite of the continuing credit market crisis and other macro-economic challenges affecting the global economy throughout our fiscal year 2010, fiscal year 2010 net sales of $221 million represented a 27 percent increase over fiscal year 2009 net sales of $174.6 million. Further, the fiscal year 2010 net sales performance represented the highest fiscal year net sales amount for the Company since our fiscal year 2003 results. Increased sales from our audio product line, in particular portable audio and surround codec products were key drivers in the overall improvement in top-line revenues in fiscal year 2010 versus the prior fiscal year.

While fiscal year 2010 net sales from our energy product line reflected a net 13 percent reduction from fiscal year 2009 results, the energy product line ended its fiscal year on a positive note as increased sales of seismic and power meter products, as well as improved performance from ARM and communication products, resulted in fiscal year 2010 fourth quarter energy product revenue growth of 22 percent over the third quarter of fiscal year 2010 and 50 percent over the fourth quarter of fiscal year 2009. We saw improvements in a variety of our energy product lines throughout the most recent fiscal year, as our traditional industrial business benefitted from the improving economy. Seismic product sales are still down from peak levels, although it has improved over prior quarters.

Overall gross margin of 53.7 percent for fiscal year 2010 reflected a decrease from fiscal year 2009 margin of 55.6 percent due to the recent growth in sales of portable audio products, as well as a mix change to lower margin products in our energy product line driven primarily by a reduction in seismic product sales in fiscal 2010. The Company continued to prudently manage expenses given the continued poor macroeconomic conditions, although we did take advantage of the availability of engineering talent, which resulted in a modest increase to the overall employee headcount during fiscal year 2010. The Company achieved net income of $38.4 million in fiscal year 2010, which included an $11.8 million recognition of deferred tax assets. The $38.4 million of net income in fiscal year 2010 represented an increase of $34.9 million over fiscal year 2009 net income of $3.5 million. Finally, the Company's cash, cash equivalents and investments balances as of March 27, 2010, of $141.6 million reflects an increase of $21.4 million over the ending balances from the prior fiscal year.

Fiscal Year 2009

The credit market crisis and other macro-economic challenges affected the global economy, the semiconductor industry, and our own results of operations in fiscal year 2009. The recession reduced both business and consumer spending, which impacted sales of end-user products that incorporate our components. Consequently, for fiscal year 2009 net sales were down approximately 4 percent from the preceding year. However, our strength in revenue from new products and prudent expense management were key drivers in the Company maintaining bottom-line profitability for the year as a whole while establishing a solid base for future growth. Additionally, in the fourth quarter of fiscal year 2009, we announced a $20 million stock repurchase program. No share repurchases under this program have occurred as of March 27, 2010.

Fiscal Year 2008

During fiscal year 2008, we acquired 100 percent of the outstanding stock of Apex Microelectronics Corporation for a purchase price of approximately $42.8 million, consisting primarily of cash and direct acquisition costs. Apex designs and produces integrated circuits, hybrids and modules used in a wide range of industrial and aerospace applications that require high-power precision analog products, such as PWM's and power amplifiers. These precision amplifiers are used for driving motors and piezoelectric devices, programmable power supplies and other devices requiring high power and precision control. In fiscal year 2008, we took additional steps to improve our competitive cost structure. First, we committed to a plan to close Caretta Integrated Circuits ("Caretta"), a subsidiary based in Shanghai, China. We also made a strategic decision to further streamline our organization structure, which resulted in an additional headcount reduction of 61 employees. Finally, on January 30, 2008, we announced that our Board authorized a share repurchase program of up to $150 million. The Company completed this share repurchase program on April 28, 2008, and purchased a total of 24.5 million shares, or approximately 28 percent of the total number of shares outstanding prior to the program. All shares of our common stock that were repurchased were cancelled as of June 28, 2008.

Results of Operations

The following table summarizes the results of our operations for each of the past three fiscal years as a percentage of net sales. All percentage amounts were calculated using the underlying data in thousands:

	Fiscal Years Ended		
	March 27, 2010	March 28, 2009	March 29, 2008
Audio products	70%	56%	55%
Energy products	30%	44%	45%
Net sales	100%	100%	100%
Gross margin	54%	56%	57%
Research and development	23%	26%	27%
Selling, general and administrative	21%	26%	29%
Restructuring costs and other, net	—%	—%	6%
Impairment of (proceeds from) non-marketable securities	—%	—%	2%
Acquired in process research and development	—%	—%	1%
Provision (benefit) for litigation expenses and settlements	(1%)	1%	—%
Patent agreement, net	—%	—%	—%
Impairment of intangible assets	—%	1%	—%
Income (loss) from operations	11%	2%	(8%)
Interest income	1%	2%	7%
Other income (expense), net	—%	—%	—%
Income (loss) before income taxes	12%	4%	(1%)
Provision (benefit) for income taxes	(5%)	2%	2%
Net income (loss)	17%	2%	(3%)

Net Sales

We report sales in two product categories: audio products and energy products. Our sales by product line are as follows (in thousands):

	March 27, 2010	March 28, 2009	March 29, 2008
Audio products	$ 153,661	$ 97,293	$ 100,097
Energy products	67,328	77,349	81,788
Total	$ 220,989	$ 174,642	$ 181,885

Net sales for fiscal year 2010 increased 27 percent, to $221.0 million from $174.6 million in fiscal year 2009. The increase in net sales reflects a $56.4 million increase in audio product sales and a $10.0 million decrease in energy product sales. The audio products group experienced growth from the sales of portable and surround codecs products, which were partially offset by decreases in ADC and interface product sales. Within the energy product group, sales decreases were primarily attributable to lower sales of seismic, communications, and ARM processor-based products. These decreases were partially offset by an increase in power meter products sales.

Net sales for fiscal year 2009 decreased 4 percent, to $174.6 million from $181.9 million in fiscal year 2008. The drop in net sales reflects a $4.4 million decrease in energy product sales and a $2.8 million decrease in audio product sales. Within the energy product group, sales decreases were primarily attributable to seismic, industrial A/D converters and amplifiers, communications, and ARM processor-based products. These decreases were partially offset by an increase in Apex Precision Power product sales, primarily attributable to a full years contribution in fiscal year 2009, as Apex was acquired by the Company on July 24, 2007. The audio products group experienced substantial growth from sales of portable products, which were partially offset by decreases in DAC and ADC product sales.

Export sales, principally to Asia, including sales to U.S.-based customers that manufacture products at plants overseas, were approximately $173.6 million in fiscal year 2010, $119.5 million in fiscal year 2009, and $112.5 million in fiscal year 2008. Export sales to customers located in Asia were 65 percent of net sales in fiscal year 2010, 48 percent of net sales in fiscal year 2009, and 40 percent of net sales in fiscal year 2008. All other export sales represented 14 percent, 20 percent, and 22 percent of net sales in fiscal years 2010, 2009, and 2008, respectively.

Our sales are denominated primarily in U.S. dollars. During fiscal years 2010, 2009, and 2008, we did not enter into any foreign currency hedging contracts.

Gross Margin

Gross margin was 54 percent in fiscal year 2010, down from 56 percent in fiscal year 2009. The decrease in margin from fiscal year 2009 was mainly due to changes in both customer and product mix. While the audio product group experienced a slight increase in margin from fiscal year 2009 to fiscal year 2010 and the energy group margins were essentially unchanged for this comparable period, the increase in the percentage of sales from the audio group in fiscal year 2010 caused a net reduction in overall margins. The sale of product that had been written down in prior fiscal years contributed approximately $1.3 million, or 0.6 percent, to gross margin compared to a contribution of approximately $1.6 million, or 0.9 percent, in fiscal year 2009. In total, excess and obsolete inventory charges increased by $0.6 million from fiscal year 2009, which decreased gross margin by 0.3 percent.

Gross margin was 56 percent in fiscal year 2009, down from 57 percent in fiscal year 2008. The decrease in margin from fiscal year 2008 was mainly due to changes in both customer and product mix. The audio product group experienced a reduction in margin from fiscal year 2008 to fiscal year 2009, which was partially offset by an increase in energy product margin for this same period. The sale of product that had been written down in prior fiscal years contributed approximately $1.6 million, or 0.9 percent, to gross margin compared to contribution of approximately $1.1 million, or 0.6 percent, in fiscal year 2008. In total, excess and obsolete inventory charges decreased by $1.4 million from fiscal year 2008, which increased gross margin by 0.8 percentage points.

Research and Development Expenses

Fiscal year 2010 research and development expenses increased $7.1 million, or 16 percent, from fiscal year 2009. The variance was primarily due to a $3.5 million increase in salary and benefit costs associated with research and development personnel, whose headcount increased 12 percent in fiscal year 2010 as compared to fiscal year 2009. Additionally, product development expenses increased $2.8 million, primarily due to higher photo-mask expenses. These increases in research and development expenses were partially offset by non-recurring engineering work performed and billed to third parties, which resulted in a $0.6 million reduction in research and development expenses.

Fiscal year 2009 research and development expenses decreased $4.2 million, or 9 percent, from fiscal year 2008. The decrease was primarily due to a decrease in product development expenses of $1.9 million, as a result of lower mask expenses and engineering wafer costs. In addition, salary and benefit costs associated with research and development personnel decreased by $1.5 million. Finally, non-recurring engineering worked performed and billed to third parties resulted in an additional $0.7 million reduction in research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.6 million in fiscal year 2010, or 1 percent, compared to fiscal year 2009 as an increase in salaries and benefits costs was offset by decreased expenses across several expense categories. A $2.3 million increase in salaries and benefits costs was primarily attributable to increased headcount, and also due to higher sales commissions brought on by increased product sales and fluctuations in commissionable product mix in fiscal year 2010 versus fiscal year 2009. Offsetting this increase was a $0.6 million reduction in net rent expenses, a $0.6 decrease in marketing expenses, and a $0.5 million reduction in professional expenses.

Selling, general and administrative expenses decreased $8.3 million in fiscal year 2009, or 15 percent, compared to fiscal year 2008. The decrease was primarily attributable to a $3.7 million reduction in professional expenses caused by the absence of fees associated with the internal stock option investigation performed in fiscal year 2008 and the reduction in Silvaco lawsuit expenses. See also Part 1 — Item 3 "*Legal Proceedings*" for additional discussion regarding the Silvaco Data Systems lawsuit. Commission expense decreased $1.2 million due primarily to lower sales and fluctuations in commissionable product mix in fiscal year 2009 versus fiscal year 2008. Salaries and benefits costs were $1.5 million lower in fiscal year 2009 versus fiscal year 2008, primarily due to reduced headcount and other associated employee costs. Finally, occupancy costs in fiscal year 2009 were $0.9 million lower than in fiscal year 2008, primarily due to the termination of a lease in Fremont, California.

Restructuring Costs and Other, net

During fiscal year 2010, we recorded net restructuring charges of $0.5 million as a separate line item on the statement of operations in operating expenses under the caption *"Restructuring costs and other, net."* The restructuring charge was primarily due to revised sublease assumptions for lease space within our corporate headquarters building. See also Note 10 — *Restructuring Costs and Other* of the Notes to Consolidated Financial Statements contained in Item 8 for additional discussion on these restructuring activities.

During fiscal year 2008, we recorded net restructuring charges of $10.5 million as a separate line item on the statement of operations in operating expenses under the caption *"Restructuring costs and other, net."* This net charge was comprised primarily of two separate steps taken to improve our competitive cost structure. First, we committed to a plan to close Caretta, a subsidiary based in Shanghai, China. This action eliminated approximately 30 positions in China during the Company's fourth fiscal quarter, and resulted in the Company recording primarily a non-cash charge for the assets and goodwill related to Caretta of $10.2 million, as well as $0.9 million in cash payments for the affected employees. Also in the fourth quarter of fiscal year 2008, we reduced headcount by 61 employees. The restructuring charge associated with this activity amounted to $0.9 million, and were primarily related to employee severance costs. Also in fiscal year 2008, in connection with the expiration of a lease agreement in Fremont, California in December 2007, we recorded a $1.5 million reduction to the fiscal year 2004 and 2006 restructuring liabilities to reduce the accrual to the estimated final settlement amounts.

As of March 27, 2010, we have a remaining restructuring accrual for all of our past restructurings of $1.3 million, primarily related to future lease payments net of anticipated subleases that will be paid over the respective lease terms through fiscal year 2013. We have classified $0.6 million of this restructuring accrual as long-term.

Impairment of (Proceeds From) Non-Marketable Securities

In the third quarter of fiscal year 2010, as part of a convertible note financing round for Magnum Semiconductor, Inc. ("Magnum"), a company that we had previously had an investment in, we received proceeds of $500 thousand from Magnum as consideration for our ownership interest in Magnum securities, which in fiscal year 2008 had previously been fully impaired. The proceeds were recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of (proceeds from) non-marketable securities."*

During the second quarter of fiscal year 2008, we determined an impairment indicator existed related to our remaining cost method investment in Magnum, as Magnum had received additional capital funding from other sources, and our portion of the investment was diluted. We performed a fair value analysis of our cost method investment in Magnum in accordance with FASB ASC Topic 320 *"Investments — Debt and Equity Securities."* Based on the results of the analysis on September 29, 2007, we recognized an impairment of $3.7 million to reduce the carrying value of the Magnum cost method investment to zero. The impairment was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of (proceeds from) non-marketable securities."*

Acquired In-Process Research and Development

On July 24, 2007, we acquired 100 percent of the outstanding stock of Apex. The results of Apex's operations have been included in our consolidated financial statements since the acquisition date. We acquired Apex for a purchase price of approximately $42.8 million, consisting primarily of cash and direct acquisition costs. Approximately $1.8 million of the purchase price was allocated to in-process research and development and was included in total operating expenses on the consolidated statement of operations under the caption *"Acquired in process research and development."* Of the remaining purchase price, $21.2 million was allocated to acquired intangible assets; $16.9 million was allocated to identified assets including real property and other fixed assets, accounts receivable, and inventory; $6.2 million was allocated to goodwill; and $3.3 million was allocated to net liabilities assumed. In fiscal year 2009, a refund of $0.2 million related to income taxes was received, which reduced goodwill to $6.0 million.

Provision (Benefit) For Litigation Expenses and Settlements

On March 23, 2009, a lawsuit was filed against the Company alleging patent infringement. During the third quarter of fiscal year 2010, a settlement agreement was concluded which resulted in Cirrus Logic recognizing a $135 thousand charge related to the suit. In a separate matter, on June 17, 2009, during the first quarter of fiscal year 2010, the Company received proceeds of a net $2.7 million from its insurance carrier as part of the final settlement of the derivative lawsuits described in Note 8,*"Legal Matters,"* of the Notes to Consolidated Financial Statements contained in Item 8. The proceeds of $2.7 million was recorded as a recovery of costs previously incurred in accordance with FASB ASC Topic 450, *"Contingencies."* The combined net amount of $2.6 million from these two fiscal year 2010 transactions are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Provision (benefit) for litigation expenses and settlements."*

During fiscal year 2009, we recognized a $2.2 million charge related to legal fees and expenses associated with the derivative lawsuits. The charge was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Provision (benefit) for litigation expenses and settlements."*

Patent Agreement, Net

On June 11, 2009, we entered into a Patent Purchase Agreement for the sale of certain Company owned patents and on August 26, 2009, the Company received cash consideration of $1.4 million from the purchaser. The proceeds were recorded as a recovery of costs previously incurred and are reflected as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Patent agreement, net."*

Impairment of Intangible Assets

In the fourth quarter of fiscal year 2009, we noted several impairment indicators surrounding our patents acquired from Tripath in June 2007. We performed an impairment analysis under FASB ASC Topic 360 *"Property, Plant, and Equipment,"* and noted that the undiscounted cash flows estimated to be generated from these patents were less than the carrying amount of the assets. We then compared the estimated fair value of these assets to their carrying amount and recognized an impairment loss of $2.1 million. The impairment was recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of intangible assets."*

Interest Income

Interest income in fiscal years 2010, 2009, and 2008, was $1.3 million, $2.8 million, and $12.1 million respectively. The decrease in interest income in fiscal year 2010 compared to fiscal years 2009 and 2008 was attributable to two factors: (i) lower average invested capital balances on which interest was earned, which were $130.4 million, $112.6 million, and $240.4 million, respectively, for fiscal years 2010, 2009, and 2008 and (ii) lower yields on invested capital. The decreases in the average invested capital balances from fiscal year 2008 to fiscal year 2010 are principally attributable to the cash requirements associated with the Company's common stock repurchases occurring in the fourth quarter of fiscal year 2008 and the first quarter of fiscal year 2009. On January 28, 2008 our Board of Directors authorized a share repurchase program of up to $150 million. The Company completed the stock repurchase program on April 28, 2008, for a total of $150 million with 24.5 million shares repurchased at an average price of $6.11 per share.

Income Taxes

We recorded an income tax benefit of $11.7 million in fiscal year 2010 on a pre-tax income of $26.7 million, yielding an effective tax benefit rate of 44 percent. Our effective tax rate was lower than the U.S. statutory rate of 35 percent, primarily as a result of the realization of deferred tax assets that had been fully reserved and the release of a portion of the valuation allowance on certain deferred tax assets that have not yet been utilized. The release of a portion of the valuation allowance generated an $11.8 million tax benefit and was based on an evaluation of the net U.S. deferred tax assets that we expect to utilize in the upcoming year as a result of projected tax basis net income.

We recorded an income tax provision of $2.7 million in fiscal year 2009 on a pre-tax income of $6.2 million, yielding an effective tax rate of 44 percent. Our effective tax rate was higher than the U.S. statutory rate of 35 percent primarily due to a $2.7 million charge to tax expense to increase the valuation allowance on our U.S. deferred tax assets.

We recorded an income tax provision of $3.0 million in fiscal year 2008 on a pre-tax loss of $2.8 million, yielding an effective tax rate of 109 percent. Our effective tax rate was higher than the U.S. statutory rate of 35 percent primarily due to a $4.6 million charge to tax expense to increase the valuation allowance on our U.S. deferred tax assets.

We evaluate the realizability of the deferred tax assets on a quarterly basis. We have deferred tax assets generated in non-U.S. jurisdictions that we have recognized since it is more likely than not that these assets will be realized.

Outlook

We came into the year with high expectations driven by our growing successes in portable audio, and we exceeded those expectations on the strength of demand from a variety of product lines outside of portable. We also took advantage of opportunities in the labor market by hiring promising engineering talent. By maintaining control over variable expenses, the growth in revenue and stable margins allowed us to deliver significantly improved earnings for fiscal year 2010. Subject to macro-economic conditions in the coming fiscal year and other business risk factors as described in Item 1A, we are optimistic that this momentum can continue.

There are multiple drivers that can enable strong operational and financial performance in fiscal year 2011. On the Audio side of our business, our strategy is to target growing markets, work with tier one customers in those markets, and develop outstanding technology that solves critical problems for them. We strive for strong engineer-to-engineer relationships at these key accounts, which has resulted in a growing base of design wins across many products in this market. Our emphasis is on exceeding the expectations of our existing customers, yet we are focused on winning new customers. New products targeting the general mobile phone market will be publically launched in fiscal year 2011, and we are actively promoting these new parts to key customers. Within home audio, in fiscal year 2010 we announced our first 65nm DSP and this product is currently ramping into production with a key customer in Japan. We've also seen signs of improvement in other audio markets we serve, such as automotive.

Within the energy side of our business, we saw improvements in a variety of our energy product lines throughout the year. Our traditional industrial business benefits from the improving economy. Seismic is still down from its peak levels, but it has improved over prior quarters, which adds incrementally to gross margin. Our current investments in the energy product lines are focused on power meters, and the energy control areas such as power factor correction, lighting, and motor control. We have been in the power meter business for many years, and the recent push for smart grid enhancements has created new opportunities worldwide. Our most recent power meter product to hit production shipped over a million units per quarter during the second half of fiscal year 2010. We are in the product definition phase for the next generation of low cost metrology chips for the global market, and much like portable audio, our focus is on tier one accounts in this market. We are actively promoting our first PFC product, and look to parlay this effort into an enhanced lineup of derivative products.

Overall, we believe that we are well positioned to face the challenges presented by the current economic environment, but future sales, costs, margins, profits and profitability are all influenced by numerous factors, all of which are inherently difficult to forecast. Please refer to *Item 1A — Risk Factors* of the Notes to Consolidated Financial Statements contained in Item 8 for additional information on these factors.

Liquidity and Capital Resources

In fiscal year 2010, our operating activities generated $25.1 million in cash. The positive cash flow from operating activities is predominantly due to the cash components of our net income as well as a $10.5 million increase in accounts payable, a $3.5 million increase in accrued salaries and benefits, and a $3.1 million increase in deferred revenue. These positive cash flows were partially offset by cash outflows attributable to a $15.5 million increase in inventory and a $13.1 million increase in accounts receivable. In fiscal year 2009, our operating activities generated $23.1 million in cash. The positive cash flow from operating activities is predominantly due to the cash components of our net income as well as an $11.8 million decrease in accounts receivable, and a $2.7 million decrease in inventory, which were partially offset by a $6.3 million decrease in accounts payable and a $4.4 million decrease in other accrued liabilities. In fiscal year 2008, our operating activities generated $23.0 million in cash. The positive cash flow from operating activities was predominantly due to the cash components of our net loss as well as a $4.9 million increase in accounts payable and a $2.3 million increase in deferred revenue. These increases were partially offset by a $6.1 million decrease in other accrued liabilities, a $3.3 million increase in inventories, and a $1.7 million decrease in accrued salaries and benefits.

In fiscal year 2010, we used approximately $42.6 million in cash from investing activities, principally due to the net purchase of $36.8 million in marketable securities. In addition, during fiscal year 2010, we invested $3.7 million in property, equipment, and capitalized software and $2.2 million in technology. In fiscal year 2009, we generated approximately $36.5 million in cash from investing activities, principally due to the net sale of $41.8 million in marketable securities. In addition, during fiscal year 2009 we invested $3.1 million in property, equipment, and capitalized software and $2.1 million in technology. In fiscal year 2008, we generated approximately $2.9 million in cash from investing activities, principally due to the net sale of $53.4 million in marketable securities, partially offset by our purchase of Apex for approximately $42.8 million, net of cash acquired. In addition, during fiscal year 2008 we invested $3.8 million and $3.7 million in technology and property, equipment, and capitalized software, respectively.

During fiscal years 2010, 2009, and 2008, we generated $2.0 million, $2.6 million and $5.6 million, respectively, in cash from financing activities related to the receipt of cash from common stock issuances as a result of the exercises of employee stock options and, in fiscal years 2009 and 2008, our employee stock purchase plan. During the first quarter of fiscal year 2009, the Company utilized approximately $87.2 million in cash to repurchase and retire portions of its outstanding common stock, as previously discussed in Part II — Item 5 — *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*. During the fourth quarter of fiscal year 2008, the Company utilized approximately $62.8 million in cash to repurchase and retire portions of its outstanding common stock under this same stock repurchase program.

As of March 27, 2010, we had restricted investments of $5.9 million, which primarily secures certain obligations under our lease agreement for our principal facility located in Austin, Texas. This facility is 197,000 square feet and houses our headquarters and engineering operations.

Although we cannot provide assurances to our stockholders that we will be able to generate cash in the future, we anticipate that our existing capital resources and cash flow generated from future operations will enable us to maintain our current level of operations for at least the next 12 months.

Off Balance Sheet Arrangements

As of March 27, 2010, the Company did not have any material off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations

In our business activities, we incur certain commitments to make future payments under contracts such as purchase orders, operating leases and other long-term contracts. Maturities under these contracts are set forth in the following table as of March 27, 2010:

	Payment due by period (In thousands)				
	≤ 1 year	1 – 3 years	3 – 5 years	≥ 5 years	Total
Facilities leases, net	$ 4,450	$ 5,584	$ 38	$ —	$ 10,072
Equipment leases	13	14	8	—	35
Wafer purchase commitments	16,360	—	—	—	16,360
Assembly purchase commitments	2,628	—	—	—	2,628
Outside test purchase commitments	3,277	—	—	—	3,277
Manufacturing raw materials	866	—	—	—	866
Other purchase commitments	134	—	—	—	134
Total	$ 27,728	$ 5,598	$ 46	$ —	$ 33,372

On March 24, 2010 the Company entered into an agreement to purchase a parcel of real property in Austin, Texas, for $9.6 million, for the purpose of constructing a new U.S. headquarters. While the agreement currently provides the Company the opportunity to terminate the agreement prior to closing the land purchase transaction, it is more likely than not that the transaction will be completed.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements"* ("ASU 2010-06"), which amends the disclosure guidance with respect to fair value measurements. Specifically, the new guidance requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance with respect to Levels 1 and 2 fair value measurements did not have a material impact on our consolidated financial position, results of operations or cash flows. The adoption of this guidance with respect to Level 3 fair value measurements is not anticipated to have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, "*Subsequent Events*," which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement is effective for interim or fiscal periods ending after June 15, 2009. Accordingly, the Company adopted these provisions of FASB ASC Topic 855 on March 29, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 855 resulted in additional disclosures with respect to subsequent events. See Note 17, *Subsequent Event,* for this additional disclosure.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 820 "*Fair Value Measurements and Disclosures*" to address challenges in estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. It is effective for interim and annual reporting periods ending after June 15, 2009. Our adoption of this pronouncement during the first quarter of fiscal year 2010 did not have an impact on our consolidated financial position, results of operations, or cash flows.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 825, "*Financial Instruments,*" which amends previous Topic 825 guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This pronouncement is effective for periods ending after June 15, 2009. Accordingly, the Company adopted these provisions of FASB ASC Topic 825 on March 29, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations, or cash flows. However, the provisions of FASB ASC Topic 825 resulted in additional disclosures with respect to the fair value of the Company's financial instruments. See Note 9, *Fair Value Measurements,* for these additional disclosures.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 320, "*Investments — Debt and Equity Securities*" and Topic 325 "*Investments — Other,*" which is designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The pronouncement is effective for periods ending after June 15, 2009. Accordingly, the Company adopted this pronouncement on March 29, 2009. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 320 resulted in additional disclosures with respect to the fair value of the Company's investments with unrealized losses that are not deemed other-than-temporarily impaired. See Note 9, *Fair Value Measurements,* for these additional disclosures.

In June 2008, the FASB issued FASB ASC 260-10-45, formerly FSP Emerging Issues Task Force (EITF) 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.*" ASC 260-10-45 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method described in FASB

ASC 260, *Earnings per Share* . ASC 260-10-45 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years on a retrospective basis. The Company adopted ASC 260-10-45 at the beginning of fiscal 2010. The adoption did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued guidance now codified as FASB ASC Topic 820, *"Fair Value Measurements and Disclosures,"* which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The pronouncement was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB released additional guidance now codified under FASB ASC Topic 820, which provides for delayed application of certain guidance related to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those years. The Company adopted certain provisions of FASB ASC Topic 820 effective March 30, 2008 (see Note 9, *Fair Value Measurements*, to the Condensed Consolidated Financial Statements for additional information). Pursuant to the requirements of FASB ASC Topic 820, the Company adopted the provisions of Topic 820 with respect to our non-financial assets and non-financial liabilities effective March 29, 2009. The implementation of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows.

Critical Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements included in this report, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts. We evaluate the estimates on an on-going basis. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We also have policies that we consider to be key accounting policies, such as our policies for revenue recognition, including the deferral of revenues and cost of sales on sales to our distributors, and our stock option granting practices; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

We believe the following critical accounting policies involve significant judgments and estimates that are used in the preparation of the consolidated financial statements:

- For purposes of determining the variables used in the calculation of stock compensation expense under the provisions of FASB ASC Topic 505, *"Equity"* and FASB ASC Topic 718, *"Compensation — Stock Compensation,"* we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option, and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our Consolidated Statement of Operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.
- The Company evaluates accounts receivable in accordance with FASB ASC Topic 310, *"Receivables."* We maintain allowances for doubtful accounts for estimated losses resulting from the inability or failure of our customers to make required payments. We regularly evaluate our allowance for doubtful accounts based upon the age of the receivable, our ongoing customer relations, as well as any disputes with the customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, which could have a material effect on our operating results and financial position. Additionally, we may maintain an allowance for doubtful accounts for estimated losses on receivables from customers with whom we

are involved in litigation. See Note 3 — *Accounts Receivable, net* of the Notes to Consolidated Financial Statements contained in Item 8.

- The Company evaluates inventory in accordance with FASB ASC Topic 330, "*Inventory.*" Inventories are recorded at the lower of cost or market, with cost being determined on a first-in, first-out basis. We write down inventories to net realizable value based on forecasted demand, management judgment, and the age of inventory. Actual demand and market conditions may be different from those projected by management, which could have a material effect on our operating results and financial position. See Note 1 — *Description of Business and Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements contained in Item 8.

- We evaluate the recoverability of property, plant, and equipment and intangible assets in accordance with FASB ASC Topic 360, "*Property, Plant, and Equipment,*" and FASB ASC Topic 350, "*Intangibles — Goodwill and Other.*" We test for impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. An impairment loss is recognized in the event the carrying value of these assets exceeds the fair value of the applicable assets. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, which could have a material effect on our operating results and financial position. See Note 6 — *Intangibles, net* of the Notes to Consolidated Financial Statements contained in Item 8.

- The Company evaluates goodwill and other intangible assets in accordance with FASB ASC Topic 350, "*Intangibles — Goodwill and Other.*" Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development ("IPR&D"). Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy and the semiconductor industry, or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with FASB ASC Topic 350, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period.

- Our available-for-sale investments, non-marketable securities and other investments are subject to a periodic impairment review pursuant to FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. This determination requires significant judgment and actual results may be materially different than our estimate. Marketable securities are evaluated for impairment if the decline in fair value below cost basis is significant and/or has lasted for an extended period of time. Non-marketable securities or other investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. For investments accounted for using the cost method of accounting, we evaluate information (e.g., budgets, business plans, financial statements) in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. When a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period's operating results to the extent of the decline. Actual values could be different from those estimated by management, which could have a material effect on our operating results and financial position. See Note 2 — *Marketable Securities* and Note 4 — *Non-Marketable Securities* of the Notes to Consolidated Financial Statements contained in Item 8.

- In accordance with Statement of FASB ASC Topic 740, "*Income Taxes,*" we provide for the recognition of deferred tax assets if realization of such assets is more likely than not. We have provided a valuation allowance against a substantial portion of our net U.S. deferred tax assets due to uncertainties regarding their realization. We evaluate the realizability of our deferred tax assets on a quarterly basis by determining whether or not the anticipated pre-tax income for the upcoming twelve months is expected to be sufficient to utilize the deferred tax assets that we have recognized. If our future income is not sufficient to utilize the deferred tax assets that we have recognized, we increase the valuation allowance to the point at which all of the remaining recognized deferred tax assets will be utilized by the anticipated future pre-tax income for the next twelve months. An increase in the valuation allowance results in a simultaneous increase to income tax expense or, in some cases, a decrease in contributed capital. If our anticipated future pre-tax income is sufficient to conclude that additional deferred tax assets should be recognized, we decrease the valuation allowance. This results in a simultaneous decrease to income tax expense or, possibly, an increase in contributed capital. See Note 14 — *Income Taxes* of the Notes to Consolidated Financial Statements contained in Item 8.

- Restructuring charges for workforce reductions and facilities consolidations reflected in the accompanying financial statements were accrued based upon specific plans established by management, in accordance with FASB ASC Topic 420, "*Exit or Disposal Cost Obligations.*" We use an estimated borrowing rate as the discount rate for all of our restructuring accruals made under FASB ASC Topic 420. Our facilities consolidation accruals are based upon our estimates as to the length of time a facility would be vacant, as well as the amount of sublease income we would receive once we sublet the facility, after considering current and projected market conditions. Changes in these estimates could result in an adjustment to our restructuring accruals in a future quarter, which could have a material effect on our operating results and financial position. See Note 10 — *Restructuring Costs and Other* of the Notes to Consolidated Financial Statements contained in Item 8.

- We are subject to the possibility of loss contingencies for various legal matters. See Note 8 — *Legal Matters* of the Notes to Consolidated Financial Statements contained in Item 8. We regularly evaluate current information available to us to determine whether any accruals should be made based on the status of the case, the results of the discovery process and other factors. If we ultimately determine that an accrual should be made for a legal matter, this accrual could have a material effect on our operating results and financial position and the ultimate outcome may be materially different than our estimate.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risks associated with interest rates on our debt securities, currency movements on non-U.S. dollar denominated assets and liabilities, and the affect of market factors on the value of our non-marketable equity securities. We assess these risks on a regular basis and have established policies to protect against the adverse effects of these and other potential exposures. All of the potential changes noted below are based on sensitivity analyses as of March 27, 2010. Actual results may differ materially.

Interest Rate Risk

Our primary financial instruments include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. These guidelines include security type, credit quality, and maturity, and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The Company does not use derivative financial instruments in its investment portfolio. Due to the short-term nature of our investment portfolio and the current low interest rate environment, our downside exposure to interest rate risk is minimal.

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of our investment portfolio. At March 27, 2010, an immediate one percent, or 100 basis points, increase or decrease in interest rates could result in a $1.3 million fluctuation in our annual interest income. However, our investment portfolio holdings as of March 27, 2010, yielded less than 100 basis points, which reduces our downside interest rate risk to an amount slightly less than the $1.3 million calculation. At March 28, 2009, an immediate one percent, or 100 basis points, increase or decrease in interest rates could have resulted in a $1.5 million fluctuation in our annual interest income. At March 29, 2008, an immediate one percent, or 100 basis points, increase or decrease in interest rates could have resulted in a $2.3 million fluctuation in our annual interest income. For all of these fiscal years, the risks associated with fluctuating interest rates were limited to our annual interest income and not the underlying principal as we generally have the ability to hold debt related investments to maturity. The amounts disclosed in this paragraph are based on a 100 basis point fluctuation in interest rates applied to the average cash balance for that fiscal year.

Foreign Currency Exchange Risk

Our revenue and spending is transacted primarily in U.S. dollars; however, in fiscal years 2010, 2009, and 2008, we entered into minimal transactions in other currencies to fund the operating needs of our design, technical support, and sales offices outside of the U.S. As of March 27, 2010, and March 28, 2009, a ten percent change in the value of the related currencies would not have a material impact on our results of operations and financial position.

In addition to the direct effects of changes in exchange rates on the value of open exchange contracts, we may, from time to time, have changes in exchange rates that can also affect the volume of sales or the foreign currency sales prices of our products and the relative costs of operations based overseas.

Non-Marketable Securities Risk

Our investments in non-marketable securities are affected by many of the same factors that could result in an adverse movement of market prices, although the impact cannot be directly quantified. Such a movement and the underlying economic conditions would negatively affect the prospects of the companies we invest in, their ability to raise additional capital, and the likelihood of our being able to realize our investments through liquidity events such as initial public offerings, mergers, or private sales. These types of investments involve a great deal of risk, and there can be no assurance that any specific company will grow or become successful; consequently, we could lose all or part of our investment. During the second quarter of fiscal year 2008, we determined an impairment indicator existed related to our remaining $3.6 million cost method investment in Magnum, as Magnum had participated in another round of capital funding from other sources, and our portion of the investment was diluted. We performed a fair value analysis of our cost method investment in Magnum in accordance with FASB ASC Topic 320 "*Investments — Debt and Equity Securities.*" Based on the results of that analysis as of September 29, 2007, we recognized an impairment of $3.7 million to reduce the carrying value of the Magnum cost method investment to zero. The impairment is recorded as a separate line item on the statement of operations in operating expenses under the caption "*Impairment of (proceeds from) non-marketable securities.*" In the third quarter of fiscal year 2010, as part of a convertible note financing round for Magnum, we received proceeds of $500 thousand from Magnum as consideration for our ownership interest in Magnum securities. The proceeds were recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption "*Impairment of (proceeds from) non-marketable securities.*" At March 27, 2010, we had no remaining investments in non-marketable securities.

ITEM 8. *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cirrus Logic, Inc.

We have audited the accompanying consolidated balance sheets of Cirrus Logic, Inc. as of March 27, 2010 and March 28, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended March 27, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cirrus Logic, Inc. at March 27, 2010 and March 28, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 27, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cirrus Logic, Inc.'s internal control over financial reporting as of March 27, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
June 1, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Cirrus Logic, Inc.

We have audited Cirrus Logic, Inc.'s internal control over financial reporting as of March 27, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cirrus Logic, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cirrus Logic, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 27, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cirrus Logic, Inc. as of March 27, 2010 and March 28, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended March 27, 2010 of Cirrus Logic, Inc. and our report dated June 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Austin, Texas
June 1, 2010

CIRRUS LOGIC, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	March 27, 2010	March 28, 2009
Assets		
Current assets:		
Cash and cash equivalents	$16,109	$31,504
Restricted investments	5,855	5,755
Marketable securities	85,384	79,346
Accounts receivable, net	23,963	10,814
Inventories	35,396	19,878
Deferred tax assets	12,549	683
Prepaid assets	2,307	2,527
Other current assets	3,292	2,149
Total current assets	184,855	152,656
Long-term marketable securities	34,278	3,627
Property, plant and equipment, net	18,674	19,367
Intangibles, net	21,896	23,309
Goodwill	6,027	6,027
Other assets	1,880	2,018
	$267,610	$207,004
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$20,340	$9,886
Accrued salaries and benefits	9,962	6,432
Deferred income on shipments to distributors	6,488	3,426
Other accrued liabilities	5,100	6,004
Total current liabilities	41,890	25,748
Lease commitments and contingencies	1,070	2,077
Long-term restructuring accrual	596	931
Other long-term liabilities	5,453	5,320
Stockholders' Equity:		
Preferred stock, 5.0 million shares authorized but unissued	—	—
Common stock, $0.001 par value, 280,000 shares authorized, 65,653 shares and 65,241 shares issued and outstanding at March 27, 2010 and March 28, 2009, respectively	66	65
Additional paid-in capital	952,737	945,390
Accumulated deficit	(733,553)	(771,951)
Accumulated other comprehensive loss	(649)	(576)
Total stockholders' equity	218,601	172,928
	$267,610	$207,004

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Years Ended		
	March 27, 2010	March 28, 2009	March 29, 2008
Net sales	$220,989	$174,642	$181,885
Cost of sales	102,258	77,458	78,652
Gross margin	118,731	97,184	103,233
Operating expenses:			
Research and development	51,421	44,315	48,484
Selling, general and administrative	45,923	45,304	53,554
Restructuring costs and other, net	493	—	10,542
Impairment of (proceeds from) non-marketable securities	(500)	—	3,657
Acquired in-process research and development	—	—	1,761
Provision (benefit) for litigation expenses and settlements	(2,610)	2,205	—
Patent agreement, net	(1,400)	—	—
Impairment of intangible assets	—	2,144	—
Total operating expenses	93,327	93,968	117,998
Income (loss) from operations	25,404	3,216	(14,765)
Interest income	1,345	2,777	12,068
Other income (expense), net	(66)	164	(104)
Income (loss) before income taxes	26,683	6,157	(2,801)
Provision (benefit) for income taxes	(11,715)	2,682	3,045
Net income (loss)	$ 38,398	$ 3,475	$ (5,846)
Basic earnings (loss) per share:	$ 0.59	$ 0.05	$ (0.07)
Diluted earnings (loss) per share	$ 0.59	$ 0.05	$ (0.07)
Weighted average common shares outstanding:			
Basic	65,338	65,530	87,967
Diluted	65,626	65,711	87,967

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years Ended		
	March 27, 2010	March 28, 2009	March 29, 2008
Cash flows from operating activities:			
Net income (loss)	$ 38,398	$ 3,475	$ (5,846)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	7,888	8,168	8,582
Acquired in-process research and development	—	—	1,761
Loss on retirement or write-off of long-lived assets	70	113	8
Amortization of lease settlement	(83)	(995)	(249)
Deferred income taxes	(11,932)	2,701	4,222
Gain on marketable securities	(500)	—	—
Stock compensation expense	5,318	5,166	5,274
Impairment of intangible assets	—	2,144	10,433
Impairment of non-marketable securities	—	—	3,657
Changes in operating assets and liabilities:			
Accounts receivable, net	(13,149)	11,838	(666)
Inventories	(15,518)	2,744	(3,259)
Other assets	(937)	2,201	(332)
Accounts payable	10,454	(6,278)	4,868
Accrued salaries and benefits	3,530	(653)	(1,672)
Deferred revenues	3,062	(3,158)	2,294
Income taxes payable	116	—	(3)
Other accrued liabilities	(1,581)	(4,399)	(6,085)
Net cash provided by operating activities	25,136	23,067	22,987
Cash flows from investing activities:			
Proceeds from sale of available for sale marketable securities	111,167	148,941	250,549
Purchases of available for sale marketable securities	(147,929)	(107,137)	(197,119)
Proceeds from sale of non-marketable securities	500	—	—
Purchases of property, plant and equipment	(3,654)	(3,060)	(3,699)
Investments in technology	(2,185)	(2,127)	(3,750)
Acquisition of businesses, net of cash acquired	(550)	(550)	(42,753)
Increase in restricted investments	(100)	—	—
Decrease (increase) in deposits and other assets	190	414	(360)
Net cash provided by (used in) investing activities	(42,561)	36,481	2,868
Cash flows from financing activities:			
Repurchase and retirement of common stock	—	(87,244)	(62,756)
Issuance of common stock, net of issuance costs	2,030	2,586	5,555
Net cash provided by (used in) financing activities	2,030	(84,658)	(57,201)
Net decrease in cash and cash equivalents	(15,395)	(25,110)	(31,346)
Cash and cash equivalents at beginning of year	31,504	56,614	87,960
Cash and cash equivalents at end of year	$ 16,109	$ 31,504	$ 56,614
Supplemental disclosures of cash flow information			
Cash payments (refunds) during the year for:			
Interest expense	$ —	$ —	$ —
Income taxes	90	174	141

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, March 31, 2007	88,163	$ 88	$926,812	$(621,180)	$(783)	$304,937
Components of comprehensive income (loss):						
Net loss	—	—	—	(5,846)	—	(5,846)
Change in unrealized loss on marketable securities	—	—	—	—	559	559
Total comprehensive income	—	—	—	—	—	(5,287)
Issuance of stock under stock plans	1,043	1	5,554	—	—	5,555
Cumulative effect of initial adoption of ASC Topic 740	—	—	—	1,575	—	1,575
Repurchase and retirement of common stock	(13,307)	(13)	—	(71,106)	—	(71,119)
Amortization of deferred stock compensation	—	—	5,274	—	—	5,274
Balance, March 29, 2008	75,899	76	937,640	(696,557)	(224)	240,935
Components of comprehensive income (loss):						
Net income	—	—	—	3,475	—	3,475
Change in unrealized gain on marketable securities	—	—	—	—	(352)	(352)
Total comprehensive income	—	—	—	—	—	3,123
Issuance of stock under stock plans	579	—	2,584	—	—	2,584
Repurchase and retirement of common stock	(11,237)	(11)	—	(78,869)	—	(78,880)
Amortization of deferred stock compensation	—	—	5,166	—	—	5,166
Balance, March 28, 2009	65,241	65	945,390	(771,951)	(576)	172,928
Components of comprehensive income (loss):						
Net income	—	—	—	38,398	—	38,398
Change in unrealized gain on marketable securities	—	—	—	—	(73)	(73)
Total comprehensive income	—	—	—	—	—	38,325
Issuance of stock under stock plans	412	1	2,029	—	—	2,030
Amortization of deferred stock compensation	—	—	5,318	—	—	5,318
Balance, March 27, 2010	65,653	$ 66	$952,737	$(733,553)	$(649)	$218,601

The accompanying notes are an integral part of these financial statements.

CIRRUS LOGIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Cirrus Logic, Inc. ("Cirrus Logic," "Cirrus," "We," "Us," "Our," or the "Company") develops high-precision, analog and mixed-signal integrated circuits ("ICs") for a broad range of consumer and industrial markets. Building on our diverse analog and mixed-signal patent portfolio, Cirrus Logic delivers highly optimized products for consumer and commercial audio, automotive entertainment, and targeted industrial applications. We also develop ICs, board-level modules and hybrids for high-power amplifier applications branded as the Apex Precision Power™ ("Apex") line of products. We also provide complete system reference designs based on our technology that enable our customers to bring products to market in a timely and cost-effective manner.

We were incorporated in California in 1984, became a public company on 1989, and were reincorporated in the State of Delaware in February 1999. Our primary facilities housing engineering, sales and marketing, administration, and test operations are located in Austin, Texas. In addition, we have an administrative and manufacturing facility in Tucson, Arizona and sales locations internationally and throughout the United States. We also serve customers from international sales offices in Europe and Asia, including the People's Republic of China, Hong Kong, South Korea, Japan, Singapore, Taiwan, and the United Kingdom. Our common stock, which has been publicly traded since 1989, is listed on the NASDAQ Global Select Market under the symbol CRUS.

Basis of Presentation

We prepare financial statements on a 52- or 53-week year that ends on the last Saturday in March. Fiscal years 2010, 2009, and 2008 were all 52-week years.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the use of management estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of money market funds, commercial paper, and U.S. Government Treasury and Agency instruments with original maturities of three months or less at the date of purchase.

Restricted Investments

As of March 27, 2010, and March 28, 2009, we had restricted investments of $5.9 million and $5.8 million, respectively, in support of our letters of credit needs. The letters of credit primarily secure certain obligations under our operating lease agreement for our headquarters and engineering facility in Austin, Texas, and are scheduled for periodic declines in amount. The $0.1 million increase in fiscal year 2010 relates to an agreement executed on March 24, 2010, for the purchase of real property for the construction of our U.S. headquarters in Austin, Texas.

Marketable Securities

We determine the appropriate classification of marketable securities at the time of purchase and reevaluate this designation as of each balance sheet date. We classify these securities as either held-to-maturity, trading, or available-for-sale in accordance with FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" As of March 27, 2010, and March 28, 2009, all marketable securities and restricted investments were classified as available-for-sale securities. The Company classifies its investments as "available for sale" because it expects to possibly sell some securities prior to maturity. The Company's investments are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by an outside professional manager within investment guidelines set by the Company. Such guidelines include security type, credit quality, and maturity, and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The fair value of investments is determined using observable or quoted market prices for those securities.

Available-for-sale securities are carried at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive income (loss). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is included in interest income. Realized gains and losses, declines in value judged to be other than temporary, and interest on available-for-sale securities are included in net income. The cost of securities sold is based on the specific identification method.

Inventories

We use the lower of cost or market method to value our inventories, with cost being determined on a first-in, first-out basis. One of the factors we consistently evaluate in the application of this method is the extent to which products are accepted into the marketplace. By policy, we evaluate market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for our products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period.

On a quarterly and annual basis, we analyze inventories on a part-by-part basis. Inventory quantities on hand in excess of forecasted demand are considered to have reduced market value and, therefore, the cost basis is adjusted to the lower of cost or market. Typically, market values for excess or obsolete inventories are considered to be zero. The short product life cycles and the competitive nature of the industry are factors considered in the estimation of customer unit demand at the end of each quarterly accounting period.

Inventories were comprised of the following (in thousands):

	Year Ended	
	March 27, 2010	**March 28, 2009**
Work in process	$18,016	$11,516
Finished goods	17,380	8,362
Inventories	$35,396	$19,878

The increase in inventory balances at March 27, 2010, as compared to March 28, 2009, is related primarily to increased demand forecasts for our products, and is consistent with revenue growth experienced at the end of fiscal year 2010 versus the end of fiscal year 2009.

Property, Plant and Equipment, net

Property, plant and equipment is recorded at cost, net of depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over estimated economic lives, ranging from three to 39 years. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life. Furniture, fixtures, machinery, and equipment are all depreciated over a useful life of five to 20 years, while buildings are depreciated over a period of up to 39 years. In general, our capitalized software is amortized over a useful life of three years, with capitalized enterprise resource planning software being amortized over a useful life of 10 years. Gains or losses related to retirements or dispositions of fixed assets are recognized in the period incurred.

Property, plant and equipment was comprised of the following (in thousands):

	March 27, 2010	March 28, 2009
Land and buildings	$ 8,120	$ 8,120
Furniture and fixtures	4,342	4,324
Leasehold improvements	6,582	6,503
Machinery and equipment	26,973	25,586
Capitalized software	21,950	19,936
Total property, plant and equipment	67,967	64,469
Less: Accumulated depreciation and amortization	(49,293)	(45,102)
Property, plant and equipment, net	$ 18,674	$ 19,367

Depreciation and amortization expense on property, plant, and equipment for fiscal years 2010, 2009, and 2008, was $4.3 million, $4.7 million, and $4.7 million, respectively.

Other-Than-Temporary Impairment

All of the Company's available-for-sale investments, non-marketable securities, and other investments are subject to a periodic impairment review pursuant to FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Marketable securities are evaluated for impairment if the decline in fair value below cost basis is significant and/or has lasted for an extended period of time. Non-marketable securities or other investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. For investments accounted for using the cost method of accounting, management evaluates information (e.g., budgets, business plans, financial statements) in addition to quoted market price, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financings at an amount below the cost basis of the investment. When a decline in value is deemed to be other-than-temporary, Cirrus recognizes an impairment loss in the current period's operating results to the extent of the decline.

Goodwill and Intangibles, net

The Company reports goodwill and other intangible assets in accordance with FASB ASC Topic 350, "*Intangibles — Goodwill and Other.*" Intangible assets include purchased technology licenses and patents that are reported at cost and are amortized on a straight-line basis over their useful lives, generally ranging from three to ten years. Acquired intangibles include existing technology, core technology or patents, license agreements, trademarks, covenants not-to-compete and customer agreements. These assets are amortized on a straight-line basis over lives ranging from one to fifteen years. Goodwill is recorded at the time of an acquisition and is calculated as the difference between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development ("IPR&D"). Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of our intangible assets, including goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology company stocks, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy and the semiconductor industry, or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with FASB ASC Topic 350, the Company tests goodwill and indefinite lived intangibles for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period.

Long-Lived Assets

In accordance with FASB ASC Topic 360, "*Property, Plant, and Equipment*," we test for impairment losses on long-lived assets and definite-lived intangibles used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. We measure any impairment loss by comparing the fair value of the asset to its carrying amount. We estimate fair value based on discounted future cash flows, quoted market prices, or independent appraisals.

Foreign Currency Translation

All of our international subsidiaries have the U.S. dollar as the functional currency. The local currency financial statements are remeasured into U.S. dollars using current rates of exchange for assets and liabilities. Gains and losses from remeasurement are included in other income (expense), net. Revenue and expenses from our international subsidiaries are remeasured using the monthly average exchange rates in effect for the period in which the items occur. For all periods presented, our foreign currency remeasurement expense was not significant.

Concentration of Credit Risk

Financial instruments that potentially subject us to material concentrations of credit risk consist primarily of cash equivalents, restricted investments, marketable securities, long-term marketable securities, and trade accounts receivable. We are exposed to credit risk to the extent of the amounts recorded on the balance sheet. By policy, our cash equivalents, restricted investments, marketable securities, and long-term marketable securities are subject to certain nationally recognized credit standards, issuer concentrations, sovereign risk, and marketability or liquidity considerations.

In evaluating our trade receivables, we perform credit evaluations of our major customers' financial condition and monitor closely all of our receivables to limit our financial exposure by limiting the length of time and amount of credit extended. We sell a significant amount of products in the Asian countries. In certain situations, we may require payment in advance or utilize letters of credit to reduce credit risk. By policy, we establish a reserve for trade accounts receivable based on the type of business in which a customer is engaged, the length of time a trade account receivable is outstanding, and other knowledge that we may possess relating to the probability that a trade receivable is at risk for non-payment.

The following table summarizes the receivable balance of distributors and customers that represented more than 10 percent of consolidated gross accounts receivable:

	Year Ended	
	March 27, 2010	**March 28, 2009**
Futaihua Industrial	20%	**
Avnet, Inc.	17%	21%
Hon Hai Precision Industry Co., LTD.	**	11%

** Less than 10 percent for the period presented

No other distributors or customers had receivable balances that represented more than 10 percent of consolidated gross accounts receivable as of the end of fiscal years 2010 and 2009.

Since the components we produce are largely proprietary and generally not available from second sources, we consider our end customer to be the entity specifying the use of our component in their design. These end customers may then purchase our products directly from us, from a distributor, or through a third party manufacturer contracted to produce their end product. For fiscal years 2010 and 2009, our ten largest customers represented approximately 54 percent and 36 percent of our sales. We had one end customer that purchased through multiple contract manufacturers and represented approximately 36 percent and 16 percent of the Company's total sales for fiscal years 2010 and 2009, respectively. Further, we had one distributor that represented 26 percent, 33 percent, and 27 percent of our sales for fiscal years 2010, 2009, and 2008 respectively. No other customer or distributor represented more than 10 percent of net sales in fiscal years 2010, 2009, or 2008.

Revenue Recognition

We recognize revenue in accordance with FASB ASC Topic 605, "*Revenue Recognition.*" Revenue from products sold directly to international customers and to certain international distributors is recognized upon title passage of inventory. For sales made directly to international customers and to international distributors, title generally passes at the port of destination. For sales made directly to domestic customers, title generally passes upon shipment. Sales made to domestic distributors and certain international distributors are recorded as deferred revenue until the final sale to the end customer has occurred. Generally, distributor agreements allow certain rights of return and price protection. License and royalty revenue is recognized as it is earned per unit shipped or when a contractual milestone is reached.

Warranty Expense

We warrant that our products, when delivered, will be free from defects in material workmanship under normal use and service. Our obligations are generally limited to replacing, repairing or giving credit for, at our option, any products that are returned within one year after the date of shipment and if notice is given to us in writing within 30 days of the customer learning of such problem. Warranty expense was not significant for any period presented.

Shipping Costs

Our shipping and handling costs are included in cost of sales for all periods presented.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $1.0 million, $1.5 million, and $1.2 million in fiscal years 2010, 2009, and 2008, respectively.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the grant-date fair value of the awards and is recognized as an expense, on a ratable basis, over the vesting period, which is generally four years. Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates used in calculating the grant-date fair value of stock options. The Company calculates the grant-date fair value using the Black-Scholes valuation model. The use of valuation models requires the Company to make estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield, and forfeiture rates. See Note 12 — "*Stockholders' Equity*" for additional information relating to stock-based compensation.

Income Taxes

We report income taxes in accordance with FASB ASC Topic 740, "*Income Taxes,*" which provides for the recognition of deferred tax assets if realization of such assets is more likely than not. We have provided a valuation allowance against a substantial portion of our net U.S. deferred tax assets due to uncertainties regarding their realization. We evaluate the realizability of our deferred tax assets on a quarterly basis.

We adopted FASB Financial Interpretation No. (FIN) 48, *"Accounting for Uncertainty in Income Taxes,"* now codified as FASB ASC Topic 740, "*Income Taxes,*" at the beginning of fiscal year 2008. As a result of the adoption of this accounting literature, we recognize liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. We reevaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Depending on the jurisdiction, such a change in recognition or measurement may result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Net Income (Loss) Per Share

Basic net income (loss) per share is based on the weighted effect of common shares issued and outstanding and is calculated by dividing net income (loss) by the basic weighted average shares outstanding during the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares used in the basic net income (loss) per share calculation, plus the equivalent number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. These potentially dilutive items consist primarily of outstanding stock options and restricted stock awards.

Incremental weighted average common shares attributable to the assumed exercise of outstanding options of 181,000 shares for the year ended March 29, 2008, were excluded from the computation of diluted net income (loss) per share because the effect would be anti-dilutive due to our loss position during the year. The weighted outstanding options excluded from our diluted calculation for the years ended March 27, 2010, March 28, 2009, and March 29, 2008, were 8,043,000, 7,796,000, and 5,623000, respectively, as the exercise price exceeded the average market price during the period.

Accumulated Other Comprehensive Income (loss)

We report our accumulated other comprehensive income (loss) based upon FASB ASC Topic 220, "*Comprehensive Income.*" Our accumulated other comprehensive loss is comprised of foreign currency translation adjustments from prior years when we had subsidiaries whose functional currency was not the U.S. Dollar, as well as unrealized gains and losses on investments classified as available-for-sale. See Note 13 — "*Accumulated Other Comprehensive Income (Loss)*" for additional discussion.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements"* ("ASU 2010-06"), which amends the disclosure guidance with respect to fair value measurements. Specifically, the new guidance requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance with respect to Levels 1 and 2 fair value measurements did not have a material impact on our consolidated financial position, results of operations, or cash flows. The adoption of this guidance with respect to Level 3 fair value measurements is not anticipated to have a material impact on our consolidated financial position, results of operations, or cash flows.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, "*Subsequent Events*," which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement is effective for interim or fiscal periods ending after June 15, 2009. Accordingly, the Company adopted these provisions of FASB ASC Topic 855 on March 29, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows. However, the provisions of FASB ASC Topic 855 resulted in additional disclosures with respect to subsequent events. See Note 17, *Subsequent Event,* for this additional disclosure.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 820 "*Fair Value Measurements and Disclosures*" to address challenges in estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. It is effective for interim and annual reporting periods ending after June 15, 2009. Our adoption of this pronouncement during the first quarter of fiscal year 2010 did not have an impact on our consolidated financial position, results of operations, or cash flows.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 825, "*Financial Instruments*," which amends previous Topic 825 guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This pronouncement is effective for periods ending after June 15, 2009. Accordingly, the Company adopted these provisions of FASB ASC Topic 825 on March 29, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations, or cash flows. However, these provisions of FASB ASC Topic 825 resulted in additional disclosures with respect to the fair value of the Company's financial instruments. See Note 9, *Fair Value Measurements,* for these additional disclosures.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 320, "*Investments — Debt and Equity Securities*" and Topic 325 "*Investments — Other*," which is designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. The pronouncement is effective for periods ending after June 15, 2009. Accordingly, the Company adopted this pronouncement on March 29, 2009. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, or cash flows. However, the provisions of FASB ASC Topic 320 resulted in additional disclosures with respect to the fair value of the Company's investments with unrealized losses that are not deemed other-than-temporarily impaired. See Note 9, *Fair Value Measurements,* for these additional disclosures.

In June 2008, the FASB issued FASB ASC 260-10-45, formerly FSP Emerging Issues Task Force (EITF) 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.*" FASB ASC 260-10-45 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method described in FASB ASC 260, "*Earnings per Share.*" FASB ASC 260-10-45 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years on a retrospective basis. The Company adopted FASB ASC 260-10-45 at the beginning of fiscal 2010. The adoption did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued guidance now codified as FASB ASC Topic 820, "*Fair Value Measurements and Disclosures,*" which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The pronouncement was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB released additional guidance now codified under FASB ASC Topic 820, which provides for delayed application of certain guidance related to non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those years. The Company adopted certain provisions of FASB ASC Topic 820 effective March 30, 2008 (see Note 9, *Fair Value Measurements*, to the Condensed Consolidated Financial Statements for additional information). Pursuant to the requirements of FASB ASC Topic 820, the Company adopted the provisions of Topic 820 with respect to our non-financial assets and non-financial liabilities effective March 29, 2009. The implementation of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows.

2. Marketable Securities

The Company's investments that have original maturities greater than 90 days have been classified as available-for-sale securities in accordance with FASB ASC Topic 320, "*Investments — Debt and Equity Securities.*" Marketable securities are categorized on the consolidated balance sheet as restricted investments and marketable securities, as appropriate.

The following table is a summary of available-for-sale securities (in thousands):

As of March 27, 2010:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate securities – U.S.	$ 57,283	$133	$(55)	$ 57,361
U.S. Government securities	44,423	44	(6)	44,461
Agency discount notes	15,946	7	(7)	15,946
Commercial Paper	7,744	5	—	7,749
Total securities	$125,396	$189	$(68)	$125,517

The Company's specifically identified gross unrealized losses of $68 thousand relates to thirty different securities with a total amortized cost of approximately $46.2 million at March 27, 2010. Because the Company does not intend to sell the investments at a loss and the Company will not be required to sell the investments before recovery of its amortized cost basis, it did not consider the investment in these securities to be other-than-temporarily impaired at March 27, 2010. Further, the securities with gross unrealized losses had been in a continuous unrealized loss position for less than 12 months as of March 27, 2010.

As of March 28, 2009:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Amount)
Corporate securities – U.S.	$29,585	$ 40	$(153)	$29,472
Corporate securities – government guaranteed	4,600	7	—	4,607
U.S. Government securities	32,886	157	(2)	33,041
Agency discount notes	21,463	147	(2)	21,608
Total securities	$88,534	$351	$(157)	$88,728

The Company's specifically identified gross unrealized losses of $157 thousand relates to fourteen different securities with amortized costs of approximately $20.5 million at March 28, 2009. Because the Company does not intend to sell the investments at a loss and the Company will not be required to sell the investments before recovery of its amortized cost basis, it did not consider the investment in these securities to be other-than-temporarily impaired at March 28, 2009. Further, the securities with gross unrealized losses had been in a continuous unrealized loss position for less than 12 months as of March 28, 2009.

The cost and estimated fair value of available-for-sale investments by contractual maturity were as follows:

	March 27, 2010		March 28, 2009	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$ 91,096	$ 91,239	$84,901	$85,101
After 1 year	34,300	34,278	3,633	3,627
	$125,396	$125,517	$88,534	$88,728

The increase in available-for-sale investments during fiscal year 2010 is primarily attributable to cash generated from operations during the period.

3. Accounts Receivable, net

The following are the components of accounts receivable, net (in thousands):

	March 27, 2010	March 28, 2009
Gross accounts receivable	$24,451	$11,265
Less: Allowance for doubtful accounts	(488)	(451)
Accounts receivable, net	$23,963	$10,814

The increase in accounts receivable balances at March 27, 2010, as compared to March 28, 2009, is consistent with revenue growth experienced at the end of fiscal year 2010 versus the end of fiscal year 2009.

The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

Balance, March 29, 2008	$(404)
Write-off of uncollectible accounts, net of recoveries	(47)
Balance, March 28, 2009	(451)
Write-off of uncollectible accounts, net of recoveries	(37)
Balance, March 27, 2010	$(488)

During the fourth quarter of fiscal year 2010, we received a $0.1 million payment associated with claims in a bankruptcy case for past-due receivables that had been written off in a prior fiscal year.

4. Non-Marketable Securities

In the third quarter of fiscal year 2010, as part of a convertible note financing round for Magnum Semiconductor, Inc. ("Magnum"), a company that we previously had an investment in, we received proceeds of $500 thousand from Magnum as consideration for our ownership interest in Magnum securities which we determined had been fully impaired in fiscal year 2008. The proceeds were recorded as a separate line item on the consolidated statement of operations in operating expenses under the caption *"Impairment of (proceeds from) non-marketable securities."*

As of March 27, 2010, we had no remaining investments in non-marketable securities.

5. Acquisitions

On December 8, 2008, we executed an asset purchase agreement with Thaler Corporation of Tucson, Arizona, an entity specializing in the manufacture of precision analog and mixed signal devices. The purchase price of the acquisition was $1.1 million, which consisted primarily of intangible assets and inventory. The intangible assets, which were $0.8 million of the purchase price, are being amortized over a period of 5 years. Fifty percent of the purchase price, or $550 thousand, was paid in cash at closing, and the remaining balance was paid on April 8, 2009. This remaining balance of $550 thousand was recorded as *"Other accrued liabilities"* on the consolidated balance sheet as of March 28, 2009.

On July 24, 2007, we acquired 100 percent of the outstanding stock of Apex. Apex designs and produces integrated circuits, hybrids and modules used in a wide range of industrial and aerospace applications that require high-power precision analog products, such as PWM's and power amplifiers. These precision amplifiers are used for driving motors and piezoelectric devices, programmable power supplies and other devices requiring high power and precision control. The acquisition was undertaken to strengthen and diversify our existing product lines. The results of Apex's operations have been included in our consolidated financial statements since the acquisition date. We acquired Apex for a purchase price of approximately $42.8 million, consisting primarily of cash and direct acquisition costs. The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed based on independent appraisals and management estimates. We recorded acquired intangible assets of $21.2 million, which are being amortized, excluding the acquired trade name, which is not being amortized, over a composite life of 15 years. The acquisition resulted in a purchase price that was in excess of the fair value of the net assets acquired and, as a result, the Company recorded goodwill of $6.2 million. During fiscal year 2009, we received approximately $0.2 million in proceeds from a tax settlement that reduced the goodwill recognized on this purchase. The goodwill will not be deductible for tax purposes. Approximately $1.8 million of the purchase price was allocated to IPR&D and was expensed upon completion of the acquisition, which was recorded as a separate line item on the Statement of Operations under the caption *"Acquired in-process research and development"* in operating expenses.

6. Intangibles, net

The following information details the gross carrying amount and accumulated amortization of our intangible assets (in thousands):

	March 27, 2010		March 28, 2009	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core technology	$ 1,390	$ (1,377)	$ 1,390	$ (1,223)
License agreements	440	(436)	440	(387)
Existing technology	17,235	(5,325)	17,235	(4,328)
Trademarks	2,758	(320)	2,758	(320)
Non-compete agreements	398	(99)	398	(20)
Customer relationships	4,682	(844)	4,682	(508)
Technology licenses	16,125	(12,731)	14,950	(11,758)
	$43,028	$(21,132)	$41,853	$(18,544)

In the fourth quarter of fiscal year 2009, we noted several impairment indicators surrounding our patents acquired from Tripath in June, 2007. We performed an impairment analysis under FASB ASC Topic 360 and noted that the undiscounted cash flows estimated to be generated from these patents were less than the carrying amount of the assets. We then compared the estimated fair value of these assets to their carrying amount and recognized an impairment loss of $2.1 million. The impairment was recorded as a separate line item on the statement of operations in operating expenses under the caption *"Impairment of intangible assets."*

Amortization expense for all intangibles in fiscal years 2010, 2009, and 2008 was $3.6 million, $3.5 million, and $3.9 million, respectively. The following table details the estimated aggregate amortization expense for all intangibles owned as of March 27, 2010 for each of the five succeeding fiscal years (in thousands):

For the year ended March 26, 2011	$2,988
For the year ended March 31, 2012	$2,746
For the year ended March 30, 2013	$1,722
For the year ended March 29, 2014	$1,422
For the year ended March 28, 2015	$1,303

7. Commitments and Contingencies

Facilities and Equipment Under Operating Lease Agreements

With the exception of the Apex facility in Tucson, Arizona, we lease our facilities and certain equipment under operating lease agreements, some of which have renewal options. Certain of these arrangements provide for lease payment increases based upon future fair market rates. As of May 1, 2010, our principal leased facilities, located in Austin, Texas, consisted of approximately 214,000 square feet of office space. This leased space includes our headquarters and engineering facility, which has 197,000 square feet with lease terms that extend into calendar year 2012, excluding lease extension options, and 17,000 square feet of leased space at our failure analysis facility with lease terms that extend into calendar year 2013. We have subleased approximately 38,000 square feet of space at our Austin headquarters with sublease terms that extend into calendar year 2012.

The aggregate minimum future rental commitments under all operating leases, net of sublease income, for the following fiscal years are (in thousands):

	Facilities	Subleases	Net Facilities Commitments	Equipment Commitments	Total Commitments
2011	$ 5,372	$ 922	$ 4,450	$13	$ 4,463
2012	4,828	907	3,921	7	3,928
2013	2,045	382	1,663	6	1,669
2014	38	—	38	6	44
2015	—	—	—	2	2
Thereafter	—	—	—	—	—
Total minimum lease payments	$12,283	$2,211	$10,072	$34	$10,106

Total rent expense was approximately $4.4 million, $5.9 million, and $7.3 million, for fiscal years 2010, 2009, and 2008, respectively. Sublease rental income was $1.2 million, $2.1 million, and $3.0 million, for fiscal years 2010, 2009, and 2008, respectively. During fiscal years 2010, 2009, and 2008 we recorded approximately $0.4 million, $0.1 million, and $0.8 million in rent expense reductions, respectively, to adjust our loss contingency accrual for a change in sublease assumptions with regards to our facilities in Austin, Texas and Fremont, California.

As of March 27, 2010, a total of $1.6 million related to vacated leases remained accrued, of which $1.0 million has been classified as long-term. These amounts are included in the table above. The $1.3 million in facilities restructuring accruals that existed for these leases as of March 27, 2010 are discussed in greater detail in Note 10 — *Restructuring Costs and Other.*

On January 29, 2008, Cirrus Investments, L.P. ("Cirrus Investments"), an entity unrelated to the Company, filed suit against the Company, and others, in the Superior Court of California, County of Santa Clara, alleging breach of commercial leases and holdover rent with respect to two properties we leased from Cirrus Investments in Fremont, California. Cirrus Investments' complaint primarily related to alleged violations of certain restoration obligations that the Company had at the end of the lease term of these two properties.

Cirrus Logic settled this matter on October 8, 2008, via execution of a Settlement Agreement for payment of approximately $1.0 million to Cirrus Investments.

Wafer, Assembly and Test Purchase Commitments

We rely primarily on third-party foundries for our wafer manufacturing needs. As of March 27, 2010, we had agreements with multiple foundries for the manufacture of wafers. None of these foundry agreements have volume purchase commitments or "take or pay" clauses. The agreements provide for purchase commitments based on purchase orders. Cancellation fees or other charges may apply and are generally dependent upon whether wafers have been started or the stage of the manufacturing process at which the notice of cancellation is given. As of March 27, 2010, we had foundry commitments of $16.4 million.

In addition to our wafer supply arrangements, we contract with third-party assembly vendors to package the wafer die into finished products. Assembly vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry. We had non-cancelable assembly purchase orders with numerous vendors totaling $2.6 million at March 27, 2010.

We have transitioned the majority of our test services to outside third party contractors. Test vendors provide fixed-cost-per-unit pricing, as is common in the semiconductor industry. Our total non-cancelable commitment for outside test services as of March 27, 2010 was $3.3 million.

Other open purchase orders as of March 27, 2010 amount to $1.0 million and primarily relate to raw materials costs incurred in our facility in Tucson, Arizona, which continues to serve as the assembly and test facility for our Apex products.

8. Legal Matters

Derivative Lawsuits

On January 5, 2007, a purported stockholder filed a derivative lawsuit in the state district court in Travis County, Texas against current and former officers and directors of Cirrus Logic and against the Company, as a nominal defendant, alleging various breaches of fiduciary duties, conspiracy, improper financial reporting, insider trading, violations of the Texas Securities Act, unjust enrichment, accounting, gross mismanagement, abuse of control, rescission, and waste of corporate assets related to certain prior grants of stock options by the Company. Our response to the lawsuit was filed on April 20, 2007. On June 12, 2007, the state district court stayed the lawsuit until a final determination was reached in the District Court actions described below.

Two additional lawsuits arising out of the same claims were filed in federal court in the United States District Court for the Western District of Texas — Austin Division. Between March 19, 2007, and March 30, 2007, two purported stockholders filed derivative lawsuits related to the Company's prior stock option grants against current and former officers and directors of Cirrus Logic and against the Company, as a nominal defendant. The individual defendants named in these lawsuits overlap, but not completely, with the state suit. The lawsuits allege many of the causes of action alleged in the Texas state court suit, but also include claims for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5, violations of Section 14(a) of the Exchange Act and violations of Section 20(a) of the Exchange Act.

On December 19, 2008, a Stipulation of Settlement (the "Original Stipulation") between the parties was filed with the federal court. The Original Stipulation provided for the proposed settlement of all pending stockholder derivative lawsuits relating to the Company's historical stock option granting practices. The terms of the settlement included: (1) the adoption by Cirrus Logic of a variety of corporate governance measures, including measures that relate to and address many of the underlying issues in the derivative lawsuits; (2) a release of claims against all defendants and the dismissal of the derivative lawsuits with prejudice; and (3) the payment by the Company's Directors' and Officers' insurer of $2.85 million to the plaintiffs' lawyers in payment in full of plaintiffs' claims for attorney's fees and expenses. As part of the Original Stipulation, the defendants denied any wrongdoing or liability against them as it relates to the claims and contentions alleged by the plaintiffs in the lawsuits. On December 30, 2008, the federal court denied the parties' proposed stipulation.

On March 13, 2009, a Revised Stipulation of Settlement (the "Revised Stipulation") was filed with the federal court. The Revised Stipulation modified the terms of the Original Stipulation to address the concerns of the Court raised in the Court's denial of the Original Stipulation. Specifically, the terms of the Revised Stipulation include: (1) the extension of the term of the proposed corporate governance changes to seven years rather than four years, and the extension of governance changes specifically regarding stock options to remain in effect indefinitely, subject to stockholder approved changes after seven years; (2) a release of claims against all defendants and the dismissal of the derivative lawsuits with prejudice; (3) the payment by the Company's Directors' and Officers' insurer of $2.85 million to the Company; and (4) the withdrawal by plaintiffs of any request for an award of their attorneys' fees and expenses.

The Court approved the Revised Stipulation on May 28, 2009 and entered judgment thereon. On June 17, 2009, the Company received proceeds of a net $2.7 million dollars from its insurance carrier as part of the final settlement of this litigation. The parties dismissed the remaining state district court action on July 27, 2009.

Silvaco Data Systems

On December 8, 2004, Silvaco Data Systems ("Silvaco") filed suit against us, and others, in Santa Clara County Superior Court (the "Court"), alleging misappropriation of trade secrets, conversion, unfair business practices, and civil conspiracy. Silvaco's complaint stems from a trade secret dispute between Silvaco and a software vendor, Circuit Semantics, Inc., who supplied us with certain software design tools. Silvaco alleges that our use of Circuit Semantic's design tools infringes upon Silvaco's trade secrets and that we are liable for compensatory damages in the sum of $10 million. Silvaco has not indicated how it will substantiate this amount of damages and we are unable to reasonably estimate the amount of damages, if any.

On January 25, 2005, we answered Silvaco's complaint by denying any wrong-doing. In addition, we filed a cross-complaint against Silvaco alleging breach of contract relating to Silvaco's refusal to provide certain technology that would enable us to use certain unrelated software tools.

On July 5, 2007, the Court granted our motion for judgment on the pleadings, determining that all claims except for the misappropriation of trade secrets claims were pre-empted by trade secret law. On October 15, 2007, the Court granted our motion for summary judgment on the trade secret misappropriation claim because we presented undisputed evidence that Silvaco will be unable to prove that Cirrus misappropriated Silvaco's trade secrets.

On February 12, 2008, we settled our cross-complaint against Silvaco, whereby Silvaco agreed to pay Cirrus $30,000 as full and final restitution of all claims that could have been alleged in the cross-complaint.

Based on these orders and the settlement of the cross-complaint, the Court entered judgment in our favor on Silvaco's complaint and our cross-complaint on March 4, 2008. As a result of the favorable judgment, on May 16, 2008, the court awarded approximately $59,000 for our expenses in defending the suit.

On April 7, 2008, Silvaco filed a notice of appeal on these matters. The appeal was heard by the Court of Appeal of the State of California, Sixth Appellate District on April 13, 2010. On April 29, 2010, the appellate court affirmed the judgment of the district court, finding that the district court did not err by granting summary judgment in favor of Cirrus Logic. Silvaco has until June 8, 2010, to petition the California Supreme Court for review of the case.

Other Claims

From time to time, other various claims, charges and litigation are asserted or commenced against us arising from, or related to, contractual matters, intellectual property, employment disputes, as well as other issues. Frequent claims and litigation involving these types of issues are not uncommon in our industry. As to any of these claims or litigation, we cannot predict the ultimate outcome with certainty.

9. Fair Value Measurements

The Company adopted certain provisions of FASB ASC Topic 820 as of March 30, 2008, the beginning of fiscal year 2009, to measure the fair value of certain of its financial assets required to be measured on a recurring basis. Under FASB ASC Topic 820, based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of March 27, 2010, the Company's cash equivalents and restricted investments of $22.0 million, and short and long-term investments of $119.7 million, are all valued using quoted prices generated by market transactions involving identical assets, or Level 1 assets as defined under FASB ASC Topic 820.

Effective in fiscal year 2009, the Company adopted a new accounting standard which defines fair value, establishes a framework for measuring fair value and expands on required disclosures regarding fair value measurements. This standard applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements accordingly, but does not require any new fair value measurements of previously reported balances. The following table summarizes the carrying amount and fair value of the Company's financial instruments as of March 27, 2010 (in thousands):

Financial instruments	Carrying Amount	Fair Value
Cash and cash equivalents	$ 16,109	$ 16,109
Restricted investments	5,855	5,855
Marketable securities	85,384	85,384
Long term marketable securities	34,278	34,278
	$141,626	$141,626

Financial assets and liabilities with carrying amounts approximating fair value include cash and cash equivalents, restricted investments, and marketable securities. The carrying amount of these financial assets and liabilities approximates fair value because of their short maturity. The fair values of long-term marketable securities are valued using quoted prices generated by market transactions involving identical assets.

10. Restructuring Costs and Other

During fiscal year 2010, we recorded net restructuring charges of $0.5 million as a separate line item on the statement of operations in operating expenses under the caption *"Restructuring costs and other, net."* The restructuring charge primarily relates to a change in sublease assumptions for the Company's corporate offices in Austin, Texas.

During fiscal year 2008, we recorded net restructuring charges of $10.5 million as a separate line item on the statement of operations in operating expenses under the caption *"Restructuring costs and other, net."* This net charge was comprised primarily of two separate steps taken to improve our competitive cost structure. First, we committed to a plan to close Caretta, a subsidiary based in Shanghai, China. This action eliminated approximately 30 positions in China during the Company's fourth fiscal quarter, and resulted in the Company recording a charge of approximately $11.1 million, which consisted primarily of non-cash charges of

$6.5 million for goodwill and $3.6 million related to intangibles, as well as approximately $0.9 million in cash payments for the affected employees. These charges reduced the carrying value of the Caretta-related intangible assets to zero, an amount that reflects the Company's decision to no longer market Caretta's power management IC's for the single-cell lithium ion battery market. Also in the fourth quarter of fiscal year 2008, we made a strategic decision to streamline our organization structure, which resulted in a further worldwide headcount reduction of 61 employees. The restructuring charge associated with this activity was $0.9 million, and was primarily related to employee severance costs. Also in fiscal year 2008, in connection with the expiration of a lease agreement in Fremont, California in December 2007, we recorded a $1.5 million reduction to the fiscal year 2004 and 2006 restructuring liabilities to reduce the accrual to the estimated final settlement amounts.

The following table sets forth the activity in our fiscal year 2004 restructuring accrual (in thousands):

	Severance	Facilities Abandonment	Total
Balance, March 29, 2003	$ —	$ —	$ —
Fiscal year 2004 provision	1,688	6,205	7,893
Cash payments, net	(1,514)	(908)	(2,422)
Balance, March 27, 2004	174	5,297	5,471
Fiscal year 2005 provision	—	178	178
Cash payments, net	(174)	(944)	(1,118)
Balance, March 26, 2005	—	4,531	4,531
Fiscal year 2006 provision	—	627	627
Cash payments, net	—	(954)	(954)
Balance, March 25, 2006	—	4,204	4,204
Fiscal year 2007 provision	—	214	214
Cash payments, net	—	(1,124)	(1,124)
Balance, March 31, 2007	—	3,294	3,294
Fiscal year 2008 provision	—	14	14
Cash payments, net	—	(1,069)	(1,069)
Balance, March 29, 2008	—	2,239	2,239
Fiscal year 2009 provision	—	147	147
Cash payments, net	—	(423)	(423)
Balance, March 28, 2009	—	1,963	1,963
Fiscal year 2010 provision	—	604	604
Cash payments, net	—	(1,226)	(1,226)
Balance, March 27, 2010	$ —	$ 1,341	$ 1,341

Fiscal year 2010 activity reflected a net reduction in the 2004 restructuring accrual of $0.6 million, which included an increase in the provision for a $0.5 million restructuring charge brought about by a change in sublease assumptions, as well as normal accretion of $0.1 million for the period. Fiscal year 2009 activity reflected a net reduction in the 2004 restructuring accrual of $0.3 million, which included an increase in the provision for normal accretion for the period. The fiscal year 2008 provision included a $0.3 million reduction to the facilities abandonment accrual in recognition of the end of the lease term in December 2007, which was offset by additions to the accrual for accretion during the period.

As of March 27, 2010, we have a remaining restructuring accrual of $1.3 million, primarily related to net lease expenses that will be paid over the respective lease terms through fiscal year 2013, along with other anticipated lease termination costs. We have classified the short-term portion of our restructuring activities, $0.7 million, as *"Other accrued liabilities."*

11. Employee Benefit Plans

We have a 401(k) Profit Sharing Plan (the "Plan") covering all of our qualifying domestic employees. Under the Plan, employees may elect to contribute any percentage of their annual compensation up to the annual IRS limitations. We match 50 percent of the first 6 percent of the employees' annual contribution to the plan. We made matching employee contributions of $0.9 million, $0.9 million, and $0.8 million during fiscal years 2010, 2009, and 2008, respectively.

12. Stockholders' Equity

Share Repurchase Program

On January 29, 2009, we publicly announced that our Board authorized a share repurchase program of up to $20 million. The repurchases will be funded from existing cash and may be effected from time to time depending on general market and economic conditions and in accordance with applicable securities laws. As of March 27, 2010, no share repurchases have occurred under this share repurchase program.

On January 30, 2008, we announced that our Board authorized a share repurchase program of up to $150 million. The Company repurchased 13.3 million shares of its common stock for $71.1 million during fiscal year 2008, which included $8.3 million of accrued share repurchases that were cash-settled in fiscal year 2009. During the first quarter of fiscal year 2009, we continued our stock repurchase activity by repurchasing a total of 11.2 million shares of our common stock for $78.9 million as part of this program. As of April 28, 2008, the share repurchase program was completed, with a cumulative 24.5 million shares acquired at a total cost of $150 million. All of these shares were repurchased in the open market and were funded from existing cash. All shares of our common stock that were repurchased were cancelled as of June 28, 2008.

Employee Stock Purchase Plan

In March 1989, we adopted the 1989 Employee Stock Purchase Plan ("ESPP"). The plan had a 20 year duration, and expired under its own terms effective May 26, 2009.

Preferred Stock

On May 24, 2005, the Board approved an amendment (the "Amendment") to the Amended and Restated Rights Agreement, dated as of February 17, 1999, between the Company and BankBoston, N.A., as Rights Agent. The Amendment accelerated the termination of the Company's preferred stock purchase rights (the "Rights") from the close of business on May 4, 2008, to the close of business on May 26, 2005. On May 25, 2005, the Chief Financial Officer ("CFO") signed a Certificate of Elimination that was subsequently filed with the Secretary of State of the State of Delaware which had the effect of eliminating from the Company's Certificate of Incorporation all references to the Series A Participating Preferred Stock of the Company and returning these shares to the status of undesignated shares of authorized Preferred Stock of the Company. We have not issued any of the authorized 1.5 million shares of Series A Participating Preferred Stock.

Stock Compensation Expense

The following table summarizes the effects of stock-based compensation on cost of goods sold, research and development, sales, general and administrative, pre-tax income (loss), and net income after taxes for options granted under the Company's equity incentive plans (in thousands, except per share amounts; unaudited):

	Fiscal Years Ended		
	March 27, 2010	**March 28, 2009**	**March 29, 2008**
Cost of sales	$ 212	$ 212	$ 190
Research and development	1,882	1,923	1,897
Sales, general and administrative	3,224	3,031	3,187
Effect on pre-tax income (loss)	5,318	5,166	5,274
Income Tax Benefit	—	—	—
Total share based compensation expense (net of taxes)	$5,318	$5,166	$5,274
Share based compensation effects on basic earnings (loss) per share	$ 0.08	$ 0.08	$ 0.06
Share based compensation effects on diluted earnings (loss) per share	$ 0.08	$ 0.08	$ 0.06
Share based compensation effects on operating activities cash flow	5,318	5,166	5,274
Share based compensation effects on financing activities cash flow	—	—	—

The total share based compensation expense included in the table above and which is attributable to restricted stock awards was $0.1 million, $0.2 million, and $0.2 million for fiscal years 2010, 2009, and 2008, respectively.

During fiscal year 2010, we received a net $2.0 million from the exercise of options granted under the Company's Stock Plans.

The total intrinsic value of options exercised during fiscal year 2010, 2009, and 2008 was $0.8 million, $0.9 million, and $2.1 million, respectively. Intrinsic value represents the difference between the market value of Cirrus Logic common stock at the time of exercise and the strike price of the option.

As of March 27, 2010, there was $11.6 million of compensation cost related to non-vested stock option awards granted under the Company's equity incentive plans not yet recognized in the Company's financial statements. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.37 years.

The Company currently is granting equity awards from the 2006 Stock Incentive Plan (the "Plan"), which was approved by stockholders in July 2006. The Plan provides for granting of stock options, restricted stock awards, performance awards, phantom stock awards, and bonus stock awards, or any combination of the foregoing. To date, the Company has granted stock options and restricted stock awards under the Plan. Stock options generally vest over a four-year period and are exercisable for a period of ten years from the date of grant. Restricted stock awards generally vest ratably over a period of four years.

As of March 27, 2010, approximately 20.3 million shares of common stock were reserved for issuance under the Option Plans. Additional information with respect to stock option activity is as follows (in thousands, except per share amounts):

	Options Available for Grant	Outstanding Options	
		Number	Weighted Average Exercise Price
Balance, March 31, 2007	16,706	9,020	$ 8.54
Option plans terminated	(2,311)	—	—
Options granted	(3,072)	3,011	6.71
Options exercised	—	(1,006)	5.50
Options forfeited	2,489	(525)	7.00
Options expired	—	(1,964)	12.43
Balance, March 29, 2008	13,812	8,536	$ 7.94
Option plans terminated	(652)	—	—
Options granted	(2,117)	2,068	5.18
Options exercised	—	(501)	4.72
Options forfeited	1,061	(436)	6.71
Options expired	—	(604)	9.31
Balance, March 28, 2009	12,104	9,063	$ 7.45
Option plans terminated	(477)	—	—
Options granted	(2,471)	2,471	5.53
Options exercised	—	(401)	5.01
Options forfeited	774	(264)	5.44
Options expired	—	(490)	9.63
Balance, March 27, 2010	9,930	10,379	$ 6.74

Additional information with regards to outstanding options that are vesting, expected to vest, or exercisable as of March 27, 2010 is as follows:

	Number of Options (thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Vested and expected to vest	9,956	$6.78	6.77	$18,098
Exercisable	5,933	$7.55	5.40	$ 9,109

The following table summarizes information regarding outstanding and exercisable options as of March 27, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number (in thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$1.83 - $ 5.02	1,039	5.53	$ 4.07	726	$ 4.01
$5.14 - $ 5.20	638	4.79	5.16	611	5.16
$5.25 - $ 5.25	1,542	8.52	5.25	528	5.25
$5.27 - $ 5.53	274	9.00	5.47	124	5.47
$5.55 - $ 5.55	1,864	9.53	5.55	0	0.00
$5.66 - $ 6.20	532	7.07	5.78	346	5.81
$6.51 - $ 6.51	1,278	7.44	6.51	765	6.51
$6.56 - $ 7.26	1,514	5.57	7.06	1,319	7.10
$7.32 - $ 8.41	1,054	6.19	7.84	877	7.86
$8.48 - $44.13	644	1.27	18.78	637	18.90
	10,379	6.86	$ 6.74	5,933	$ 7.55

As of March 27, 2010, and March 28, 2009, the number of options exercisable was 5.9 million and 5.2 million, respectively.

In accordance with the provisions of FASB ASC Topic 718, "*Compensation — Stock Compensation,*" options outstanding that are expected to vest are presented net of estimated future option forfeitures, which are estimated as compensation costs are recognized. Options with a fair value of $4.5 million, $4.3 million, and $3.9 million became vested during fiscal years 2010, 2009, and 2008, respectively.

Restricted Stock Awards

In fiscal year 2009, the Company granted restricted stock awards to select employees. The grant date for these awards is equal to the measurement date. These awards are valued as of the measurement date and amortized over the requisite vesting period. A summary of the activity for restricted stock awards in fiscal years 2010, 2009 and 2008, which is a subset of the stock option information presented above, is presented below (in thousands, except for per share amounts):

	Number of Shares	Weighted Average Grant Date Fair Value (per share)	Aggregate Intrinsic value(1)
March 31, 2007	—	—	
Granted.........	61	$7.75	
Vested.........	—	—	—
Forfeited.........	—	—	
March 29, 2008	61	7.75	
Granted.........	48	5.73	
Vested.........	(15)	—	86
Forfeited.........	(21)	—	
March 28, 2009	73	$6.86	
Granted.........	—	—	
Vested.........	(11)	—	55
Forfeited.........	(13)	—	
March 27, 2010	49	$6.20	

(1) Represents the value of Cirrus stock on the date that the restricted stock vested.

Stock-Based Compensation

We estimated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model using a dividend yield of zero and the following additional assumptions:

	Year Ended		
	March 27, 2010	**March 28, 2009**	**March 29, 2008**
Expected stock price volatility	50.71-56.59%	47.23-59.22%	39.13-50.08%
Risk-free interest rate	1.80-2.25%	1.48-2.99%	2.26-4.95%
Expected lives (in years)	4.33-4.64	4.08-4.23	2.51-3.19

Using the Black-Scholes option valuation model, the weighted average estimated fair values of employee stock options granted in fiscal years 2010, 2009, and 2008, were $2.89, $2.82, and $2.70, respectively.

13. Accumulated Other Comprehensive Income (Loss)

Our accumulated other comprehensive income (loss) is comprised of foreign currency translation adjustments and unrealized gains and losses on investments classified as available-for-sale. The foreign currency translation adjustments are not currently adjusted for income taxes because they relate to indefinite investments in non-U.S. subsidiaries that have since changed from a foreign functional currency to a U.S dollar functional currency.

The following table summarizes the changes in the components of accumulated other comprehensive income (loss) (in thousands):

	Foreign Currency	**Unrealized Gains (Losses) on Securities**	**Total**
Balance, March 29, 2008	$(770)	$ 546	$(224)
Current-period activity	—	(352)	(352)
Balance, March 28, 2009	(770)	194	(576)
Current-period activity	—	(73)	(73)
Balance, March 27, 2010	$(770)	$ 121	$(649)

14. Income Taxes

Income (loss) before income taxes consisted of (in thousands):

	Year Ended		
	March 27, 2010	**March 28, 2009**	**March 29, 2008**
United States	$24,289	$3,739	$ 9,606
Non-U.S.	2,394	2,418	(12,407)
	$26,683	$6,157	$ (2,801)

The provision (benefit) for income taxes consists of (in thousands):

	Year Ended		
	March 27, 2010	March 28, 2009	March 29, 2008
Current:			
Federal	$ (75)	$ (142)	$ —
State	8	6	—
Non-U.S.	264	167	258
Total current tax provision (benefit)	$ 197	$ 31	$ 258
Deferred:			
U.S.	$(11,787)	$2,660	$ 4,568
Non-U.S.	(125)	(9)	(1,781)
Total deferred tax provision (benefit)	(11,912)	2,651	2,787
Total tax provision (benefit)	$(11,715)	$2,682	$ 3,045

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal rate to pretax income (loss) as follows (in percentages):

	Year Ended		
	March 27, 2010	March 28, 2009	March 29, 2008
Expected income tax provision (benefit) at the U.S. federal statutory rate	35.0	35.0	(35.0)
Foreign earnings repatriation	—	—	82.5
In-process research and development	—	—	22.0
Valuation allowance changes affecting the provision of income taxes	(80.5)	(12.4)	(98.0)
Foreign taxes at different rates	(2.7)	(11.6)	108.4
Foreign earnings taxed in the U.S.	0.2	6.6	1.5
Refundable R&D credit	(0.3)	(2.3)	—
Stock compensation	4.2	17.3	26.4
Nondeductible expenses	0.4	11.3	2.0
Other	(0.2)	(0.3)	(1.1)
Provision (benefit) for income taxes	(43.9)	43.6	108.7

Significant components of our deferred tax assets and liabilities are (in thousands):

	Year Ended	
	March 27, 2010	March 28, 2009
Deferred tax assets:		
Inventory valuation	$ 2,617	$ 3,123
Accrued expenses and allowances	3,127	2,949
Net operating loss carryforwards	168,832	174,418
Research and development tax credit carryforwards	33,552	36,278
State tax credit carryforwards	532	539
Capitalized research and development	20,353	27,980
Depreciation and Amortization	315	442
Other	15,287	13,859
Total deferred tax assets	$ 244,615	$ 259,588
Valuation allowance for deferred tax assets	(226,213)	(252,551)
Net deferred tax assets	$ 18,402	$ 7,037
Deferred tax liabilities:		
Acquisition intangibles	$ 6,393	$ 6,960
Total deferred tax liabilities	$ 6,393	$ 6,960
Total net deferred tax assets	$ 12,009	$ 77

As of March 27, 2010, we have $12.0 million of net deferred tax assets. We have classified $12.5 million on the consolidated balance sheet within current assets as *"Deferred tax assets,"* $0.3 million as long-term assets under *"Other assets,"* and $0.9 million as *"Other long term liabilities."*

The valuation allowance decreased by $25.9 million in fiscal year 2010 and increased by $1.4 million in fiscal year 2009. During fiscal year 2010, $11.8 million of the decrease was related to a release of the valuation allowance associated with the U.S. deferred tax asset. This decrease was based on an evaluation of the deferred tax assets that we consider being more likely than not to be utilized. At March 27, 2010, we had federal net operating loss carryforwards of $461.5 million. Of that amount, $64.4 million relates to companies we acquired during fiscal year 2002 and are, therefore, subject to certain limitations under Section 382 of the Internal Revenue Code. In addition, approximately $32.8 million of the federal net operating loss is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital rather than current earnings if subsequently realized. We have net operating losses in various states that total $107 million. The federal net operating loss carryforwards expire in fiscal years 2011 through 2030. The state net operating loss carryforwards expire in fiscal years 2011 through 2030. We also have non-U.S. net operating losses of $4.1 million, of which $1.8 million does not expire. The remaining $2.3 million expires in calendar years 2010 through 2013.

There are federal research and development credit carryforwards of $18.9 million that expire in fiscal years 2011 through 2030. There are $14.7 million of state research and development credits. Of that amount, $3.0 million will expire in fiscal years 2022 through 2027. The remaining $11.7 million of state research and development credits are not subject to expiration. The state investment credits of $0.3 million will expire in fiscal year 2011.

We have approximately $327 thousand of cumulative undistributed earnings in certain non-U.S. subsidiaries. We have not recognized a deferred tax liability on these undistributed earnings because the Company currently intends to reinvest these earnings in operations outside the U.S. The unrecognized deferred tax liability on these earnings is approximately $118 thousand. With our current tax attributes, if the earnings were distributed, we would most likely not accrue any additional current income tax expense because this income would be offset by our net operating loss carryforwards and other future deductions.

We adopted the provisions of FIN 48, now codified as ASC Topic 740, on April 1, 2007. As a result of the adoption of this pronouncement, we recognized a $1.6 million decrease in the liability for unrecognized tax benefits with a corresponding increase to the balance of retained earnings as of April 1, 2007. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance at March 28, 2009	$ 85
Additions based on tax positions related to the current year	—
Reductions for tax positions of prior years	—
Settlements	—
Reductions related to expirations of statutes of limitation	—
Balance at March 27, 2010	$ 85

All of the unrecognized tax benefits are associated with tax carryforwards that, if recognized, would have no effect on the effective tax rate because of the valuation allowance that has been placed on the majority all of our U.S. deferred tax assets. The Company does not believe that its unrecognized tax benefits will significantly increase or decrease during the next 12 months.

We accrue interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. We did not record any interest or penalties during fiscal year 2010.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. Fiscal years 2006 through 2010 remain open to examination by the major taxing jurisdictions to which we are subject. During fiscal year 2010, the Internal Revenue Service issued a "no change" letter in connection with the audit of our fiscal year 2006 federal income tax return.

15. Segment Information

We are focused on becoming a leader in high-precision analog and mixed-signal ICs for a broad range of audio and energy markets. We sell audio converters, audio interface devices, audio processors and audio amplification products for these markets, as well as hybrids and modules for high-power applications. We also provide complete system reference designs based on our technology that enable our customers to bring products to market in a timely and cost-effective manner. We determine our operating segments in accordance with FASB ASC Topic 280, *"Segment Reporting."* Our Chief Executive Officer ("CEO") has been identified as the chief operating decision maker as defined by FASB ASC Topic 280.

Our CEO receives and uses enterprise-wide financial information to assess financial performance and allocate resources, rather than detailed information at a product line level. Additionally, our product lines have similar characteristics and customers. They share operations support functions such as sales, public relations, supply chain management, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology. Therefore, there is no complete, discrete financial information maintained for these product lines. Commencing with fiscal year 2009, we report revenue in two product categories: audio products and energy products. The energy product category had previously been referred to as "industrial," but has been revised to reflect our focus on integrated circuits designed for a variety of energy exploration, measurement and control applications.

	Year Ended		
	March 27, 2010	March 28, 2009	March 29, 2008
Audio products	$ 153,661	$ 97,293	$ 100,097
Energy products	67,328	77,349	81,788
Total	$ 220,989	$ 174,642	$ 181,885

Geographic Area

The following illustrates revenues by geographic locations based on the sales office location (in thousands):

	Year Ended		
	March 27, 2010	March 28, 2009	March 29, 2008
United States	$ 47,936	$ 53,309	$ 68,219
European Union	15,819	25,580	13,727
United Kingdom	1,337	426	4,400
China	103,992	46,266	29,169
Hong Kong	5,611	5,937	9,518
Japan	12,335	10,062	14,972
South Korea	10,134	7,021	6,347
Taiwan	10,585	10,862	13,888
Other Asia	12,381	12,408	12,811
Other non-U.S. countries	859	2,771	8,834
Total consolidated revenues	$220,989	$174,642	$181,885

The following illustrates property, plant and equipment, net, by geographic locations, based on physical location (in thousands):

	Year Ended	
	March 27, 2010	March 28, 2009
United States	$18,449	$19,058
United Kingdom	9	2
China	104	183
Hong Kong	10	30
Japan	23	19
South Korea	25	43
Taiwan	38	9
Other Asia	16	23
Total consolidated property, plant and equipment, net	$18,674	$19,367

16. Quarterly Results (Unaudited)

The following quarterly results have been derived from our audited annual consolidated financial statements. In the opinion of management, this unaudited quarterly information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, including normal recurring adjustments, necessary for a fair presentation of this quarterly information. This information should be read along with the financial statements and related notes. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

The unaudited quarterly statement of operations data for each quarter of fiscal years 2010 and 2009 were as follows (in thousands, except per share data):

	Fiscal Year 2010			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	(5)		(4)	(3)
Net sales	$62,639	$65,162	$55,674	$37,514
Gross margin	35,284	34,886	28,974	19,587
Net income	20,358	11,055	6,764	221
Basic income per share	$ 0.31	$ 0.17	$ 0.10	$ —
Diluted income per share	0.31	0.17	0.10	—

	Fiscal Year 2009			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	(2)		(1)	
Net sales	$33,520	$43,833	$53,278	$44,011
Gross margin	18,469	24,078	29,986	24,651
Net income (loss)	(7,768)	2,750	6,355	2,138
Basic income (loss) per share	$ (0.12)	$ 0.04	$ 0.10	$ 0.03
Diluted income (loss) per share	(0.12)	0.04	0.10	0.03

(1) Net income was impacted by a $1.8 million provision for litigation expenses.

(2) Net income (loss) was impacted by a $2.7 million charge to tax expense to increase the valuation allowance on our U.S. deferred tax assets, a $2.1 million charge for the impairment of intangible assets, and a $0.4 million provision for litigation expenses.

(3) Net income was favorably impacted by a $2.7 million benefit for litigation expenses related to the receipt of proceeds from our insurance carrier as part of the final settlement of the derivative lawsuits described in Note 8, *Legal Matters*.

(4) Net income was favorably impacted by the receipt of $1.4 million from a Patent Purchase Agreement for the sale of certain Company owned patents.

(5) Net income was favorably impacted by an $11.8 million benefit to tax expense to decrease the valuation allowance on our U.S. deferred tax assets.

17. Subsequent Event

The Company entered into a Purchase and Sale Agreement with Fortis Communities-Austin, L.P. relating to the purchase by the Company of certain real property for a planned new headquarters facility on March 24, 2010. Pursuant to the Purchase Agreement, the Company agreed to purchase the land for $9.62 million, of which $100,000 was placed in escrow on March 24th. The Company is provided a Feasibility Period through June 7, 2010, whereby it may terminate, in its sole and absolute discretion, the Purchase Agreement if the Company discovers any aspect of the property to be unsatisfactory for any reason whatsoever. On April 27, 2010, the Company announced that it plans to build a new headquarters at 800 West Sixth St., Austin, Texas. The new facility is expected to begin construction late in 2010 and be completed by the summer of 2012.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the CEO and CFO, of the effectiveness of the design and operation of Company's disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of March 27, 2010. Based on that evaluation, the Company's CEO and CFO have concluded that such disclosure controls and procedures were effective in alerting them in a timely manner to material information relating to the Company required to be included in its periodic reports filed with the SEC.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment of internal control over financial reporting, management has concluded that our internal control over financial reporting was effective as of March 27, 2010, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's updated assessment of our internal control over financial reporting as of March 27, 2010, included in Item 8 of this report.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended March 27, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. *Directors and Executive Officers of the Registrant*

The information set forth in the Proxy Statement to be delivered to stockholders in connection with our Annual Meeting of Stockholders to be held on July 23, 2010 under the headings *Corporate Governance — Board Meetings and Committees, Corporate Governance — Audit Committee, Proposals to be Voted on — Proposal No. 1 — Election of Directors, Executive Compensation — Executive Officers, and Section 16(a) Beneficial Ownership Reporting Compliance* is incorporated herein by reference.

ITEM 11. *Executive Compensation*

The information set forth in the Proxy Statement under the headings *Compensation Discussion and Analysis* and *Compensation Committee Report* is incorporated herein by reference.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information set forth in the Proxy Statement under the headings *Equity Compensation Plan Information* and *Ownership of Securities* is incorporated herein by reference.

ITEM 13. ***Certain Relationships and Related Transactions***

The information set forth in the Proxy Statement under the headings *Certain Relationships and Related Transactions* and *Corporate Governance* is incorporated herein by reference.

ITEM 14. ***Principal Accountant Fees and Services***

The information set forth in the Proxy Statement under the heading *Audit and Non-Audit Fees and Services* is incorporated herein by reference.

PART IV

ITEM 15. ***Exhibit and Financial Statement Schedules***

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

- Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets as of March 27, 2010, and March 28, 2009.
- Consolidated Statements of Operations for the fiscal years ended March 27, 2010, March 28, 2009, and March 29, 2008.
- Consolidated Statements of Cash Flows for the fiscal years ended March 27, 2010, March 28, 2009, and March 29, 2008.
- Consolidated Statements of Stockholders' Equity for the fiscal years ended March 27, 2010, March 28, 2009, and March 29, 2008.
- Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits are filed as part of or incorporated by reference into this Report:

3.1 Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on August 26, 1998. (1)
3.2 Amended and Restated Bylaws of Registrant. (2)
10.1+ 1990 Directors' Stock Option Plan, as amended. (3)
10.2+ Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of December 4, 2007. (4)
10.3+ 2002 Stock Option Plan, as amended. (5)
10.4+ Cirrus Logic, Inc. 2006 Stock Incentive Plan. (6)
10.5+ Form of Stock Option Agreement for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (6)
10.6+ Form of Notice of Grant of Stock Option for options granted under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (6)
10.7+ Form of Stock Option Agreement for Outside Directors under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (7)
10.8+ Form of Restricted Stock Award Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan. (8)
10.9+ 2007 Executive Severance and Change of Control Plan, effective as of October 1, 2007. (9)
10.10+ 2007 Management and Key Individual Contributor Incentive Plan, as amended on February 15, 2008. (10)

10.11 Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant, dated November 10, 2000, for 197,000 square feet located at 2901 Via Fortuna, Austin, Texas. (1)

10.12 Amendment No. 1 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (11)

10.13 Amendment No. 2 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (5)

10.14 Amendment No. 3 to Lease Agreement by and between Desta Five Partnership, Ltd. and Registrant dated November 10, 2000. (12)

10.15 The Revised Stipulation of Settlement dated March 10, 2009 (13)

10.16* Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated March 24, 2010.

10.17* First Amendment to Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated May 14, 2010.

14 Code of Conduct. (14)

23.1* Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

24.1* Power of Attorney (see signature page).

31.1* Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates a management contract or compensatory plan or arrangement.

* Filed with this Form 10-K.

(1) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the SEC on June 22, 2001 (Registration No. 000-17795).

(2) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on September 21, 2005.

(3) Incorporated by reference from Registrant's Registration Statement on Form S-8 filed with the SEC on August 8, 2001 (Registration No. 333-67322).

(4) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on January 30, 2008.

(5) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 29, 2003, filed with the SEC on June 13, 2003 (Registration No. 000-17795).

(6) Incorporated by reference from Registration's Statement on Form S-8 filed with the SEC on August 1, 2006.

(7) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on August 1, 2007.

(8) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on November 5, 2007.

(9) Incorporated by reference from Registrant's Report on Form 8-K filed with the SEC on October 3, 2007.

(10) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 29, 2008, filed with the SEC on May 29, 2008 (Registration No. 000-17795).

(11) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 30, 2002, filed with the SEC on June 19, 2002 (Registration No. 000-17795).

(12) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 25, 2006 filed with the SEC on May 25, 2006.

(13) Incorporated by reference from Registrant's Report on Form 10-Q filed with the SEC on April 1, 2009.

(14) Incorporated by reference from Registrant's Report on Form 10-K for the fiscal year ended March 27, 2004, filed with the SEC on June 9, 2004 (Registration No. 000-17795).

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: /s/ THURMAN K. CASE

Thurman K. Case
Vice President, Chief Financial Officer and
Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:

Signature	Title	Date
/s/ MICHAEL L. HACKWORTH Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
/s/ JASON P. RHODE Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
/s/ THURMAN K. CASE Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
/s/ JOHN C. CARTER John C. Carter	Director	June 1, 2010
/s/ TIMOTHY R. DEHNE Timothy R. Dehne	Director	June 1, 2010
/s/ D. JAMES GUZY D. James Guzy	Director	June 1, 2010
/s/ WILLIAM D. SHERMAN William D. Sherman	Director	June 1, 2010
/s/ ROBERT H. SMITH Robert H. Smith	Director	June 1, 2010

Exhibit Index

(a) The following exhibits are filed as part of this Report:

Number	Description
10.16	Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated March 24, 2010.
10.17	First Amendment to Purchase and Sale Agreement by and between Fortis Communities-Austin, L.P. and Registrant dated May 14, 2010.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see signature page).
31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________
Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
John C. Carter	Director	June 1, 2010
Timothy R. Dehne	Director	June 1, 2010
D. James Guzy	Director	June 1, 2010
William D. Sherman	Director	June 1, 2010
Robert H. Smith	Director	June 1, 2010

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: 

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
/s/ MICHAEL L. HACKWORTH Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
/s/ THURMAN K. CASE Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
/s/ JOHN C. CARTER John C. Carter	Director	June 1, 2010
/s/ TIMOTHY R. DEHNE Timothy R. Dehne	Director	June 1, 2010
/s/ D. JAMES GUZY D. James Guzy	Director	June 1, 2010
/s/ WILLIAM D. SHERMAN William D. Sherman	Director	June 1, 2010
/s/ ROBERT H. SMITH Robert H. Smith	Director	June 1, 2010

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________
Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
/s/ MICHAEL L. HACKWORTH Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
/s/ JOHN C. CARTER John C. Carter	Director	June 1, 2010
/s/ TIMOTHY R. DEHNE Timothy R. Dehne	Director	June 1, 2010
/s/ D. JAMES GUZY D. James Guzy	Director	June 1, 2010
/s/ WILLIAM D. SHERMAN William D. Sherman	Director	June 1, 2010
/s/ ROBERT H. SMITH Robert H. Smith	Director	June 1, 2010

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
John C. Carter	Director	June 1, 2010
Timothy R. Dehne	Director	June 1, 2010
D. James Guzy	Director	June 1, 2010
William D. Sherman	Director	June 1, 2010
Robert H. Smith	Director	June 1, 2010

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
John C. Carter	Director	June 1, 2010
Timothy R. Dehne	Director	June 1, 2010
D. James Guzy	Director	June 1, 2010
William D. Sherman	Director	June 1, 2010
Robert H. Smith	Director	June 1, 2010

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
John C. Carter	Director	June 1, 2010
Timothy R. Dehne	Director	June 1, 2010
D. James Guzy	Director	June 1, 2010
William D. Sherman	Director	June 1, 2010
Robert H. Smith	Director	June 1, 2010

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
John C. Carter	Director	June 1, 2010
Timothy R. Dehne	Director	June 1, 2010
D. James Guzy	Director	June 1, 2010
William D. Sherman	Director	June 1, 2010
Robert H. Smith	Director	June 1, 2010

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized.

CIRRUS LOGIC, INC.

By: ______________________________

Thurman K. Case
Vice President, Chief Financial Officer and Chief Accounting Officer
June 1, 2010

KNOW BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Thurman K. Case, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of the attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant, in the capacities and on the dates indicated have signed this report below:



Signature	Title	Date
Michael L. Hackworth	Chairman of the Board and Director	June 1, 2010
Jason P. Rhode	President and Chief Executive Officer	June 1, 2010
Thurman K. Case	Vice President, Chief Financial Officer and Chief Accounting Officer	June 1, 2010
John C. Carter	Director	June 1, 2010
Timothy R. Dehne	Director	June 1, 2010
D. James Guzy	Director	June 1, 2010
William D. Sherman	Director	June 1, 2010
Robert H. Smith	Director	June 1, 2010



Filing Detail

***Form 10-K** - Annual report [Section 13 and 15(d), not S-K Item 405]*

SEC Accession No. 0000950123-10-054820

Filing Date
2010-06-01
Accepted
2010-06-01 17:09:39
Documents
9

Period of Report
2010-03-27
Filing Date Changed
2010-06-01

Document Format Files

Seq	Description	Document	Type	Size
1	FORM 10-K	d73254e10vk.htm	10-K	1007646
2	EX-10.16	d73254exv10w16.htm	EX-10.16	170996
3	EX-10.17	d73254exv10w17.htm	EX-10.17	30370
4	EX-23.1	d73254exv23w1.htm	EX-23.1	2583
5	EX-31.1	d73254exv31w1.htm	EX-31.1	8575
6	EX-31.2	d73254exv31w2.htm	EX-31.2	8883
7	EX-32.1	d73254exv32w1.htm	EX-32.1	3907
8	EX-32.2	d73254exv32w2.htm	EX-32.2	3993
9	GRAPHIC	d73254d7325401.gif	GRAPHIC	8853
	Complete submission text file	0000950123-10-054820.txt		1250672

CIRRUS LOGIC INC (Filer) CIK: 0000772406 (see all company filings)

IRS No.: **770024818** | State of Incorp.: **DE** | Fiscal Year End: **0330**
Type: **10-K** | Act: **34** | File No.: **000-17795** | Film No.: **10870465**
SIC: **3674** Semiconductors & Related Devices
Assistant Director 10

Business Address
2901 VIA FORTUNA
AUSTIN TX 78746
512-851-4000

Mailing Address
2901 VIA FORTUNA
AUSTIN TX 78746

EX-10.16 2 d73254exv10w16.htm EX-10.16

Exhibit 10.16

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this "Agreement") is made and entered into as of the Effective Date set forth herein, by and between FORTIS COMMUNITIES-AUSTIN, L.P., a Delaware limited partnership ("Seller"), and CIRRUS LOGIC, INC., a Delaware corporation ("Purchaser"). For the mutual promises herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Seller and Purchaser agree as follows:

1. Land and Property. Subject to the terms and conditions set forth herein, Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase and accept from Seller, that certain real property in Travis County, Texas (the "Land") consisting of approximately 70,089 square feet, locally known as 800 West 6th Street Austin, Texas, and legally described as follows:

Tract 1: Lots 1-5, J.H. Robinson's Subdivision of a Part of Outlot No. 1, Division E, a subdivision in Travis County, Texas, according to the map or plat thereof in Volume 1, Page 28B of the Plat Records of Travis County, Texas.

Tract 2: the South 90 feet of Lot 6, J.H. Robinson's Subdivision of a Part of Outlot No. 1, Division E, a subdivision in Travis County, Texas, according to the map or plat thereof in Volume 1, Page 28B of the Plat Records of Travis County, Texas.

Tract 3: Lot 2, E.B. Robinson's Subdivision of a Part of Outlot No. 1, Division E, a subdivision in Travis County, according to the map or plat thereof in Volume 354, Page 226, of the Deed Records of Travis County, Texas.

In addition to the Land, Seller shall also convey the following to Purchaser at Closing:

(a) all of Seller's interest in the oil, gas and other minerals in or under the surface of the Land and all executory leasing rights with respect thereto, if any (the "Minerals");

(b) all of Seller's right, title and interest in and to any utility lines, utility facilities, utility improvements, street and drainage improvements, and other improvements of any kind or nature located in or on, or under the Land (collectively, the "Improvements");

(c) all of Seller's right, title and interest in and to all appurtenances benefiting or pertaining to the Land or the Improvements, including, without limitation, all of Seller's right, title and interest in and to all streets, alleys, rights-of-way, or easements adjacent to or benefiting the Land, and all strips, gores, or pieces of land abutting, bounding, or adjacent to the Land (collectively, the "Appurtenances"); and

(d) all of Seller's right, title and interest in and to all of the items described in and defined on **Exhibit A** attached hereto and incorporated herein by reference, being the Deposits and Refunds, Plans and Reports, Claims and Causes of Action, Warranties, Governmental Approvals and Permits, Utility Service Permits, Utility Service Rights, Street and Drainage Rights, Developer

Rights, Intangible Property and Seller's Contracts described and defined therein (all of the foregoing being referred to herein individually by the names set out above, and collectively as the "Personal Property").

The Land, Minerals, Improvement and Appurtenances are collectively referred to in this Agreement as the "Real Property." The Real Property and the Personal Property are collectively referred to in this Agreement as the "Property."

2. Purchase Price. The purchase price ("Purchase Price") for the Property shall be NINE MILLION SIX HUNDRED TWENTY THOUSAND AND NO/100 DOLLARS ($9,620,000.00), payable in cash at Closing, subject to the credits and adjustments described in this Agreement.

3. Earnest Money.

(a) Deposit and Disbursement of Earnest Money. Within two (2) business days after the Effective Date, Purchaser shall deliver to Heritage Title Company of Austin, Inc., 401 Congress Avenue, Suite 1500, Austin, Texas 78701 (the "Title Company"), the sum of $100,000.00 (the "Earnest Money"). The term "Earnest Money" shall also include any money deposited thereafter with the Title Company in connection with the Approval Period (as hereinafter defined) as provided in Section 9(b) below. The Earnest Money shall be deposited in an interest-bearing account, with all interest accruing thereon becoming part of the Earnest Money. In the event that Closing occurs, the Earnest Money will be credited against the Purchase Price. In all other events, the Earnest Money shall be disbursed as provided for in this Agreement.

(b) Nonrefundable Earnest Money. As used throughout this Agreement, the term "Nonrefundable Earnest Money" means the portion of the Earnest Money that is applicable to the Purchase Price but becomes non-refundable to Purchaser as provided in this Agreement, except in the event of (i) a Seller default (after notice and opportunity to cure as provided in this Agreement); (ii) the failure of any Closing Condition (as hereinafter defined) to be satisfied by the Closing Date, as provided in this Agreement; (iii) Seller fails and/ or refuses to reasonably consent to any application for the Approvals (as hereinafter defined); or (iv) a breach of any warranty or representation set forth in Section 10 below. Immediately upon Purchaser's deposit of the Earnest Money with the Title Company, $10,000.00 of the deposited Earnest Money shall be Nonrefundable Earnest Money. Unless Purchaser terminates this Agreement on or before April 7, 2010, another $50,000.00 of the deposited Earnest Money (for a total of $60,000.00) shall be Nonrefundable Earnest Money on April 8, 2010. Upon the expiration of the Feasibility Period and at all times thereafter, all of the deposited Earnest Money shall be Nonrefundable Earnest Money.

4. Title Commitment. Within seven (7) days after the Effective Date, Seller, at Seller's expense, shall cause the Title Company to issue and deliver to Purchaser a Commitment for an Owner's Policy of Title Insurance (the "Title Commitment") covering the Real Property and bearing an effective date subsequent to the date of this Agreement, together with a current tax certificate and legible copies of all title exception documents referred to in such Title Commitment (the "Title Documents").

5. Survey. Within seven (7) days after the Effective Date, Seller shall deliver to Purchaser a current TSPS Category 1A land title survey of the Land (the "Survey"), which shall be in a form sufficient to allow the Title Company to delete the survey exception at Closing. Seller shall bear the costs of the Survey.

6. Title and Survey Review.

(a) Purchaser's Title Review. Purchaser shall have until seven (7) days following the receipt by Purchaser of the last of the Title Commitment, Title Documents and Survey (the "Title Review Period") in which to review such items and to provide Seller with written notice of any objections to title which Purchaser might have. In the event Purchaser does not make any objections to title by giving written notice to Seller within the Title Review Period, Purchaser shall be deemed to have approved the condition of title as reflected in the Title Commitment, Title Documents and Survey.

(b) Seller's Curative Measures. Seller may, but shall have no obligation to, elect to cure any title objections timely raised by Purchaser. Seller may notify Purchaser of Seller's intentions regarding curing title objections on or before the later of (i) a date which is within three (3) days following the receipt of Purchaser's written notice specifying such objections, or (ii) April 6, 2010 (such period being referred to herein as "Seller's Response Period"). The failure of Seller to provide Purchaser with any written notice within Seller's Response Period shall be deemed to be Seller's refusal to cure any of Purchaser's title objections. If Seller notifies Purchaser in writing within Seller's Response Period of Seller's intention to cure some or all of Purchaser's title objections, then it shall be Seller's obligation, at its expense prior to Closing, to cure those objections which are specified in Seller's notice, and such cure shall be Closing Condition.

(c) Purchaser's Rights. In the event Seller notifies or is deemed to have notified Purchaser that Seller refuses or is unwilling to cure one or more of Purchaser's title objections, Purchaser may terminate this Agreement by giving written notice thereof to Seller on or before three (3) days after the earlier of (i) the end of Seller's Response Period, or (ii) Seller's written notice responding to Purchaser's title objections, whereupon the Earnest Money shall be promptly returned to Purchaser, except any portion of the Earnest Money that has become Nonrefundable Earnest Money shall be disbursed to Seller. The failure of Purchaser to terminate the Agreement within such time frame shall be deemed Purchaser's waiver of any such uncured title objections.

(d) Permitted Exceptions. Any exceptions to title to which Purchaser does not object within the Title Review Period, or to which Purchaser objects but are uncured by Seller and waived by Purchaser, shall be deemed to be "Permitted Exceptions"; provided, however, that in no event will any monetary liens securing any debt of Seller, as reflected on Schedule C of the Title Commitment be deemed to be "Permitted Exceptions," it being understood that Seller will be responsible for discharging any such Schedule C monetary liens, and to the extent the same represent liens of a definite, ascertainable amount, Purchaser shall have the right to deduct the cost of discharging or otherwise removing any such liens from the Purchase Price if Seller refuses or otherwise fails to discharge and remove the same at or prior to Closing.

(e) Subsequent Updates. If any subsequent updated version(s) of the Title Commitment and/or Survey should contain exceptions that were not set forth on the original versions of the Title Commitment and Survey reviewed by Purchaser (and were not created by Purchaser or with Purchaser's express, written consent), the foregoing provisions of this Section 6 shall apply, as to such additional exceptions only, as to the updated version(s) of the Title Commitment and/or Survey with respect to the review, objection and cure of such additional exceptions; provided, however, all deadlines in this Section 6 shall be reduced so that Purchaser's Title Review Period would be four (4) days, Seller's Response Period would be two (2) days, and Purchaser's termination right would last for two (2) days.

7. Property Information. Purchaser acknowledges that, on or before the Effective Date, Seller has delivered complete copies of the following to Purchaser:

(a) Zoning Ordinance No. 20050728-Z021 (07/28/05);

(b) Terracon Preliminary Geotechnical Study (01/07/05);

(c) Terracon Geotechnical Engineering Report (07/09/07);

(d) Terracon Phase 1 Environmental Site Assessment (01/06/05);

(e) Terracon Limited Subsurface Investigation (02/11/05);

(f) Terracon Environmental Assessment (11/05/08);

(g) Terracon Proposal for UST Removal (10/28/09);

(h) Terracon Proposal for Asbestos Abatement (11/12/09);

(i) Water SER (01/04/08);

(j) Wastewater SER (01/04/08);

(k) Site Development Permit Plans (06/11/09);

(l) FEMA Conditional Letter of Map Revision (10/27/09);

(m) Office Building Construction Drawings — Pricing Issue (03/18/08);

(n) Harvey Cleary Hard Cost Budget (04/22/09);

(o) Any and all current leases affecting the Property;

(p) Asbestos/Demolition Notification Form (3/26/10);

(q) Underground Storage Tank System Construction Permit Application;

(r) TCEQ Underground & Aboveground Storage Tank Construction Notification Form (2/26/10); and

(s) Letter from TCEQ regarding UST Construction Activity (03/08/10).

In addition, during the Feasibility Period, Seller shall, upon reasonable request from Purchaser, make available for review, inspection and copying (at Purchaser's sole expense) the following items, to the extent in Seller's possession or reasonable control, in addition to those items than may already be listed and identified above:

(t) all plans relating to the Property, including without limitation, site plans, architectural plans, construction plans, and utility plans;

(u) all reports relating to the Property, including without limitation, engineering studies, geotechnical reports, traffic studies, and environmental reports;

(v) all documents evidencing or comprising the Personal Property, including without limitation, all permits and contracts with consultants;

(w) all tax statements and notices for the Property for the years 2008, 2009, and 2010; and

(x) any and all notices or other materials concerning condemnation proceedings or awards relating to the Property.

All of the items listed above may be collectively referred to herein as the "Property Documents". Purchaser acknowledges that (a) Purchaser will not disclose the Property Documents or any information disclosed therein to any party other than Purchaser's officers, directors, agents, employees, attorneys, representatives and/ or consultants, except to the extent any such disclosure is required by law: (b) Seller has not verified the truth or accuracy of the Property Documents, and is not warranting the completeness, contents or accuracy of the information and other matters set forth in the Property Document:, and (c) Seller shall have no liability of any kind or nature as a result of providing the Property Documents to Buyer. The agreements and acknowledgements of this paragraph shall survive the Closing or any termination of this Agreement. At Closing, Seller shall convey all of its right, title and interest in and to the Property Documents to Purchaser as provided below, and shall reasonably cooperate with Purchaser (at no cost or expense to Seller) in Purchaser's efforts to obtain any reliance letters requested by Purchaser in connection with the Property Documents. In the event that Purchaser or Seller terminates this Agreement pursuant to a right contained in this Agreement, then Purchaser shall promptly return the Property Documents to Seller.

8. Purchaser's Inspection Rights.

(a) Access and Cooperation for Inspections. Subject to the provisions set out hereinbelow, Purchaser shall have the right to inspect the Property and its condition, to conduct such tests and examinations thereof as Purchaser, in its sole discretion, deems necessary or desirable, and to evaluate the feasibility of the Property for Purchaser's intended use and development thereof.

Purchaser, its agents, employees, representatives, consultants, contractors and other parties operating by, through or under Purchaser (collectively, the "Purchaser Parties"), shall have access to, and may enter upon, the Land at all reasonable times and upon reasonable notice to Seller to conduct its inspection, tests and examinations thereof. Seller, shall reasonably cooperate with Purchaser in furtherance of such inspection, tests and examinations as Purchaser may elect to conduct. Notwithstanding any provision in this Agreement to the contrary, however: (a) the right of entry hereunder will terminate automatically upon any permitted termination of this Agreement; (b) any entry of Purchaser and/or the Purchaser Parties onto the Property is at the sole risk of Purchaser and the Purchaser Parties, except as to the gross negligence or willful misconduct of Seller; (c) Purchaser hereby releases Seller from all liabilities, obligations and claims of any kind or nature arising out of or in connection with the entry of Purchaser and/or the Purchaser Parties onto the Property, except as to the gross negligence or willful misconduct of Seller; (d) neither the Purchaser nor any of the Purchaser Parties will conduct any drilling or boring activities within the Property or engage in any invasive or destructive testing of any kind or nature within the Property without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed by Seller; (e) subject to the terms of Section 8(b) below, Purchaser shall pay when due all costs and expenses related to the activities of Purchaser and/or the Purchaser Parties upon, within or with respect to the Property and Purchaser agrees to indemnify and hold and save Seller harmless from and against all such costs and expenses and all obligations, liabilities, claims and costs arising in connection therewith, including without limitation court costs and reasonable attorneys' fees; (f) Purchaser shall not permit any liens to attach to the Property by reason of any activities of Purchaser or the Purchaser Parties; and (g) prior to any entry upon the Property by Purchaser or by any of the Purchaser Parties, Purchaser must furnish to Seller a certificate of insurance and evidence of payment of all required insurance premiums for insurance coverage insuring Seller from and against any and all claims, demands and actions arising out of any activities of Purchaser and/or any of the Purchaser Parties. Such insurance must: (i) provide coverage for injury to or death of any person or persons and damage to or destruction of any property, in an amount not less than $2,000,000, combined single limit; (ii) provide coverage for broad contractual liability in an amount not less than $2,000,000; (iii) include a waiver of subrogation in favor of Seller; (iv) not be subject to change or cancellation, except after thirty (30) days prior written notice to Seller; and (v) be underwritten by a company or companies reasonably satisfactory to Seller which are fully authorized to do business in the state where the Property is located.

(b) Indemnity for Inspections. Purchaser agrees to indemnify Seller, its partners, agents, and representatives from any and all costs, expenses, claims, damages, fees, fines, liabilities or causes of action (including, without limitation, any mechanic's lien claims) (collectively "Claims") arising as a result of the entry onto and inspection of the Property by the Purchaser or any of the Purchaser Parties or arising out of any other activities of Purchaser or the Purchaser Parties upon or within the Property; provided, however, that Purchaser's indemnity in Section 8(a) or this Section 8(b) does not cover or extend to: (i) that portion of any damage or liability which is attributable to the acts or omissions of Seller and which arises out of any Claims that are the result, in whole or in part, of any act or omission of Seller, and (ii) any diminution in value of the Property (or other consequences) which might result from the discovery by Purchaser of any fact or condition existing on the Property which is not caused or introduced by Purchaser, or any of its partners, officers, employees, agents, contractors and representatives. The foregoing indemnity shall survive Closing and any termination of this Agreement.

(c) Feasibility Period. If Purchaser, in its sole and absolute discretion, discovers any aspect of the Property to be unsatisfactory for any reason whatsoever, or no reason at all, Purchaser may terminate this Agreement by giving Seller written notice thereof on or prior to May 14, 2010 (the "Feasibility Period"). Upon any termination of this Agreement during the Feasibility Period, the parties shall have no further obligations (except for those which survive termination) to each other hereunder and the Earnest Money shall be promptly returned to Purchaser, except that any portion of the Earnest Money that has become Nonrefundable Earnest Money shall be disbursed to Seller. If Purchaser fails to give Seller written notice terminating this Agreement prior to the expiration of the Feasibility Period, Purchaser shall be deemed to have waived its right to terminate this Agreement during the Feasibility Period.

(d) Purchaser Due Diligence Materials. All studies, reports, analyses, engineering work product, conceptual plans, conceptual drawings, architectural renderings, building elevations, construction drawings, construction plans, construction specifications, landscaping plans, site plans, site development permits, and subdivision plats which Purchaser or any employee, agent, representative or consultant of Purchaser generates or acquires in connection with the Property and/or the transaction evidenced by this Agreement are referred to herein collectively as the "Purchaser Due Diligence Materials". Purchaser's Due Diligence Materials shall not include any (i) internal business or financial information of Purchaser, (ii) confidential information including (without limitation) attorney-client communications and attorney work product, and (iii) any and all proprietary information of Purchaser. Purchaser shall pay all expenses incurred in connection with the Purchaser Due Diligence Materials and Seller will have no obligation to pay any such expenses.

(e) Purchaser's Post Termination Obligations. Except as provided hereinbelow with respect to a termination due to Seller default or failure of any Closing Condition, if this Agreement is terminated for any reason (either by Purchaser or by Seller), then Purchaser shall: (i) repair and restore any damage to the Property as a result of its inspections, tests or other activities on the Property to the condition which existed prior to any such inspections, tests or other activities of Purchaser and/or any of the Purchaser Parties; (ii) return to Seller all studies, reports, surveys and other documents or information of any kind or nature which have been provided by Seller to Purchaser; (iii) deliver the Purchaser Due Diligence Materials to Seller; (iv) execute and deliver to Seller an instrument assigning to Seller (without warranty or recourse) all of Purchaser's rights, title and interest to the Purchaser Due Diligence Materials; (v) remove all liens against the Property which have arisen due to any activities of Purchaser or any of the Purchaser Parties; (vi) compensate Seller for any damages arising out of any breach or default by Purchaser under any representations or warranties of Purchaser under Section 22 of this Agreement and/or any damages arising out of any breach or default by Purchaser in any of Purchaser's covenants and agreements under Section 23 of this Agreement; and (vii) reimburse Seller for all expenses, costs and liabilities of any kind or nature (including without limitation attorneys' fees and court costs) incurred by Seller in connection with the enforcement of any of the obligations of Purchaser under this Section 8(e) and/or in connection with the performance by Seller of any of the obligations of Purchaser under this Section 8(e). The obligations of Purchaser under this Section 8(e) are referred to in this Agreement collectively as the "Purchaser's Post Termination Obligations". Notwithstanding any provision in this Agreement to the contrary, the Purchaser's Post Termination Obligations shall survive any termination of this Agreement, and the Purchaser's Post Termination Obligations shall not (regardless of any liquidated damages provisions in this Agreement) be deemed to be satisfied in whole or in part by the delivery to Seller of all or any portion of the Earnest Money. Further, and also notwithstanding any provision in this Agreement to the contrary, Purchaser will have no obligation to satisfy the requirements set out above in clauses (i), (ii), (iii) or (iv) in the event of a termination of this Agreement due to a default by Seller which is not cured within its applicable cure period unless the default is in connection with Seller's obligations related to the UST Removal Work, in which event Purchaser will be required to repair any damage to the Property caused by, through or under Purchaser, other than the patching and filling of a reasonable number of holes drilled for phase 2 environmental testing within the Property. In addition, Purchaser will have no obligation to satisfy the requirements set out above in clauses (iii) and (iv) in the event of a termination due to a failure of a Closing Condition to occur.

(f) Seller's Post-Termination Obligations. If this Agreement is terminated by Purchaser for a default by Seller which is not cured within its applicable cure period, or a failure of any Closing Condition to be satisfied as provided herein, Seller shall: (i) not be entitled to any of the Purchaser Due Diligence Materials; (ii) execute and deliver to Purchaser an instrument releasing Purchaser from any liability hereunder if and after Purchaser has satisfied all of the applicable Purchaser's Post Termination Obligations; and (iii) reimburse Purchaser for all expenses, costs and liabilities of any kind or nature (including without limitation attorneys' fees and court costs) incurred by Purchaser in connection with the enforcement of any of the obligations of Seller under this Section 8(f). In addition to the foregoing, if this Agreement is terminated for a default by Seller which is not cured within its applicable cure period, and such default is not a default in connection with Seller's obligations related to the UST Removal Work resulting from circumstances caused by Purchaser's inspections, tests or other activities on the Property, then Seller shall also be solely responsible for the patching and filling of a reasonable number of holes drilled for phase 2 environmental testing within the Property. The obligations of Seller under this Section 8(f) are referred to in this Agreement collectively as the "Seller's Post Termination Obligations". Notwithstanding any provision in this Agreement to the contrary, the Seller's Post Termination Obligations shall survive any termination of this Agreement, and the Seller's Post Termination Obligations shall not (regardless of any liquidated damages provisions in this Agreement) be deemed to be satisfied in whole or in part by the return to Purchaser of all or any portion of the Earnest Money and/ or Extension Fees.

9. Approvals.

(a) Cooperation for Obtaining Approvals. Seller acknowledges and agrees that Purchaser may attempt to obtain additional consents, authorizations, entitlements, permits, licenses, agreements, and approvals (collectively, the "Approvals") as may be necessary or desirable for use and development of the Property into a multi-story office building and parking garage with approximately 130,000 to 140,000 square feet of gross floor area and sufficient parking for use by Purchaser as office and laboratory space for Purchaser's current and future business operations (the "Project"), which may include, without limitation, site plan revisions and/ or corrections, building permits and license agreements, but which may not include any zoning changes. Seller shall, at no material cost or expense to Seller, cooperate with and support Purchaser in Purchaser's pursuit of the Approvals, including (without limitation) execution and prosecution of any and all documents in connection with any applications and updates for the Approvals. Notwithstanding the foregoing,

Purchaser shall not file any application or other document related to the Approvals, and shall not create any encumbrance or burden on the Property or Seller in connection with the Approvals, without the prior written consent and authorization of Seller, not to be unreasonably withheld, conditioned, or delayed. Any time that Purchaser wishes to file any permit application or document related to the Property or to create any encumbrance or burden on the Property, then Purchaser shall send written notice of such action to Seller, along with any pertinent documentation related thereto, after which Seller shall respond to Purchaser if Seller has any objection to the action being taken. Seller shall have a reasonable period to review such application, permit or other documents and provide any reasonable comments thereto. Notwithstanding anything herein to the contrary, Seller will be deemed to have given its consent to any request made by Purchaser in connection with the Approvals unless Seller notifies Purchaser within five (5) business days after Seller's receipt of Purchaser's request that Seller does not consent to such request and includes in such notice, with reasonable specificity, Seller's objection(s) to Purchaser's request. Purchaser shall: (i) deliver to Seller written notice of the filing of any applications for any Approvals within three (3) business days of the date of any such filing; (ii) keep Seller reasonably informed on a timely basis as to any material matters which come to Purchaser's attention with respect to the applications for the Approvals, including without limitation, all comments or responses received by Purchaser from the applicable governmental authorities or any third parties; (iii) pay all expenses of any kind or nature in connection with the applications for and/or the issuance of the Approvals (except for Seller's incidental costs and expenses associated with Seller's review of the applications, Approvals and information related thereto); (iv) not materially amend or modify any applications for the Approvals without Seller's prior written approval (such approval not to be unreasonably withheld, conditioned or delayed); (v) not agree to any access restrictions, construction obligations, or any other agreements or commitments of any kind or nature which would be binding upon Seller or the Property after a termination of this Contract without Seller's prior written approval (such approval not to be unreasonably withheld, conditioned or delayed); and (vi) use Purchaser's commercially reasonable efforts to obtain issuance of the Approvals as quickly as possible.

(b) Approval Period. In the event that, prior to the expiration of the Feasibility Period, Purchaser has deposited $75,000.00 as additional Earnest Money with the Title Company (which shall be Nonrefundable Earnest Money) and delivered a written notice to Seller stating that Purchaser is exercising its rights under this Section 9(b), then Purchaser will have an "Approval Period" of thirty (30) days immediately following expiration of the Feasibility Period. Without limiting Purchaser's other rights hereunder, if Purchaser is unable to obtain all necessary or desired Approvals, Purchaser may terminate this Agreement by giving Seller written notice thereof on or prior to the expiration of the Approval Period. Upon any termination of this Agreement by Purchaser for failure to obtain one or more of the Approvals during the Approval Period, the parties shall have no further obligations (except for those which survive termination) to each other hereunder and the Nonrefundable Earnest Money shall be disbursed to Seller. If Purchaser fails to give Seller written notice terminating this Agreement prior to the expiration of the Approval Period, Purchaser shall be deemed to have waived its right to terminate this Agreement during the Approval Period for failure to obtain the Approvals.

(c) Purchaser's Right to Extend the Approval Period. If Purchaser has not obtained the Approvals but has submitted a site plan correction for the Project to the City of Austin (together with all necessary supporting materials and documentation) on or before June 14, 2010, then Purchaser may elect to extend the expiration of the Approval Period solely for the purpose of obtaining the Approvals for up to three (3) periods of thirty (30) days each by, in each instance, (i) providing Seller written notice of such extension on or prior to the then-scheduled expiration date of the Approval Period; and (ii) delivering to the Title Company concurrently with each such notice the cash sum of $75,000.00 as an "Extension Fee". Each Extension Fee shall be nonrefundable to Purchaser, shall be delivered to Seller at Closing (or upon any termination of this Agreement except as provided below) and shall not be credited against the Purchaser Price due at Closing; provided, however, that the Title Company shall return the Extension Fees to Purchaser upon (i) a Seller default (after notice and opportunity to cure as provided in this Agreement); (ii) the failure of any Closing Condition to be satisfied by the Closing Date, as provided in this Agreement; or (iii) Seller fails and/ or refuses to reasonably consent to any application for the Approvals.

10. Seller's Representations and Warranties. Seller hereby represents and warrants the following to Purchaser, to Seller's current, actual knowledge without any investigation or inquiry and SAVE AND EXCEPT as may be disclosed in the Title Commitment, Title Documents, Survey, or Property Documents:

(a) Authority. Seller has full requisite power and authority to both enter into this Agreement and perform all of its obligations under this Agreement, all without the notice, joinder or consent of any party other than Cypress V, L.L.C., which has joined in the Agreement and consented to this transaction as indicated below. The party executing this Agreement on behalf of Seller has the authority to bind Seller to this Agreement.

(b) Performance Allowed. Execution, delivery and performance of this Agreement will not conflict with, or with or without notice or the passage of time, or both, result in any breach of, or constitute any default under, or result in the imposition of any lien or encumbrance upon the Property under any agreement or other instrument to which Seller or the Property is bound.

(c) Condemnation. There is no pending or threatened condemnation or similar proceeding affecting the Property, or any portion thereof.

(d) Pending Litigation. There is no legal action, lawsuit or other legal or administrative proceeding pending or threatened against the Property or Seller, and Seller has not been notified in writing of any facts which might result in any such action, lawsuit or other proceeding.

(e) Access. The Property has frontage on West 6th Street and West Avenue, and there is no pending or threatened governmental proceeding that would restrict, limit or otherwise impair access to such roadways other than existing governmental ordinances and regulations (but Seller makes no warranties or representations to Purchaser regarding the ability or inability of Purchaser to obtain curb cut approvals).

(f) Parties in Possession. Except for a parking company tenant whose lease is week to week and will be terminated by Seller at least thirty (30) days prior to the Closing as provided below, there are no parties in possession of any portion of the Property as lessees, tenants at will or at sufferance, trespassers or otherwise, and no person or party (other than Purchaser pursuant to this Agreement) has the right or option to purchase or otherwise acquire the Property, or any portion thereof or any interest therein, except as may be set forth in the Permitted Exceptions.

(g) No Unpaid Charges. As of the date of Closing, there will be no unpaid charges, liabilities, or obligations arising from any demolition or construction activities of Seller which could give rise to any mechanic's or materialmen's or other statutory lien against the Property, or for which Purchaser shall otherwise be responsible.

(h) No Commitments. Seller has made no commitments to any governmental authority, utility company, school board or church, civic organization, or to any religious body, or any other organization, group or individual relating to the Property, which would impose an obligation upon Purchaser or its successors or assigns to make any contribution or dedications of money or land to construct, install or maintain any improvements of a public or private nature on or off any of the Property.

(i) No Service Contracts. There are no maintenance or service contracts or other agreements of any kind or nature affecting any portion of the Property which will survive the Closing or which will be binding upon the Purchaser or the Property after the Closing Date.

(j) Notice of Violations. Seller has received no notice of any pending or threatened violation of any applicable ordinances of the City of Austin or Travis County, or other applicable law that would materially and adversely affect the Project.

(k) Purchaser's Representations. Seller has no knowledge of any facts or circumstances which Seller has not disclosed to Purchaser and which would reveal any breach of any representation, warranty or covenant on the part of Purchaser under this Agreement.

If Seller, prior to Closing, becomes aware of any matter which is the subject of any representation, warranty or covenant made by Seller under this Agreement and which would make any such representation, warranty or covenant inaccurate, incomplete or unperformable in any material respect, then Seller will promptly (and prior to the Closing Date) notify Purchaser in writing of the existence of such matter. Except in the event that such matter has been created by or under the control of Seller or is due to any act or omission of Seller, Purchaser must, within five (5) business days after Purchaser's receipt of Seller's notice either (i) accept such modified representation, warranty or covenant as Seller may then give consistent with the facts and circumstances set out in Seller's notice and close the purchase of the Property under this Agreement, waiving Purchaser's rights to object to any matters which are not covered by such modified representation, warranty or covenant; or (ii) terminate this Agreement, as Seller's sole and exclusive remedy (except, however, that Purchaser will not be entitled to terminate this Agreement due to any pending or threatened condemnation unless the condemnation would otherwise give rise to right of termination in Section 20 below, and Purchaser will not be entitled to terminate this Agreement due to any legal action, lawsuit or other legal or administrative proceeding pending or threatened against the Property or Seller if such action, lawsuit or proceeding will not in any way be binding on or affect the Property or Purchaser, or if such action, lawsuit or proceeding does not give rise to a substantial risk of financial losses in excess of $100,000.00, does not prevent Buyer's Project or cause substantial risk of significant delay to the commencement of Buyer's Project beyond November 1, 2010, and Seller has agreed to fully indemnify Purchaser from any such action, lawsuit or proceeding). Seller hereby agrees that each of the foregoing representations and warranties shall be deemed restated by Seller effective as of Closing, and shall survive Closing hereunder for a period of two (2) years. In the event that any representation or warranty was or is incorrect or breached, and is not rectified or corrected by Seller under the procedure outlined above (if applicable), then Purchaser may, at Purchaser's option, and as Purchaser's sole and exclusive remedy (all other remedies being hereby waived by Purchaser), either: (i) recover from Seller any actual damages of Purchaser arising therefrom; or (ii) Purchaser may terminate this Agreement and all Earnest Money (including Nonrefundable Earnest Money) and Extension Fees shall be returned to Purchaser. All references in this Section 10 or elsewhere in this Agreement to "Seller's knowledge" and words of similar import shall refer to facts within the current actual knowledge of David J. Cox (but nothing in this Section 10 or the remainder of this Agreement shall imply or impose any personal liability on the part of David J. Cox). Seller warrants and represents (without any limitation to such warranty and representation) that David J. Cox is the individual within Seller's organization that has the greatest personal knowledge of the condition of the Property and of the matters set forth in this Section 10. Purchaser agrees and acknowledges that, notwithstanding any provision in this Agreement to the contrary, Seller will not be in default under this Section 10 until and unless Purchaser affords to Seller notice and opportunity to cure under the provisions set out in Section 21(a) of this Agreement and Seller fails, during the applicable cure period, to remedy or remove the conditions giving rise to the applicable breach of representation or warranty under this Agreement.

11. Seller's Covenants. Except after obtaining Purchaser's written consent (which will not be unreasonably withheld, conditioned or delayed), Seller agrees that between the Effective Date of this Agreement and the Closing Date: (a) Seller will not enter into or grant any liens, easements, restrictive covenants or other agreements of any kind which would survive the Closing and which would affect title to, or obligations of, the Property; (b) Seller will not enter into any leases, contracts or agreements of any kind or nature relating to the Property which would survive the Closing; (c) Seller will not sell, transfer, convey, demolish, destroy, dispose of, relinquish, amend, alter, change or modify the Property or any portion thereof, in any way, except as required or permitted by this Agreement; (d) Seller will not use, occupy or allow the use or occupancy of the Property in any manner which violates any applicable laws, ordinances, rules, regulations or restrictive covenants; (e) Seller will not release, use, store or dispose and will not allow or permit the release, discharge, use, storage or disposal of any Hazardous Material into, onto or from the Property; (f) Seller will, upon obtaining written notice of same, thereafter promptly notify Purchaser of any legal, political, governmental, or administrative proceeding or moratorium instituted or proposed which might have any effect on the Property, its value, development potential, or the rights to possession of same; and (g) Seller will promptly notify Purchaser of any damage to or destruction of the Property or any portion thereof (other than damage to any improvements that are subject to the UST Removal Work or the Demolition Work, as those terms are defined hereinbelow) that materially and adversely affects Purchaser's ability to use and develop the Property with the Project; and (h) Seller will, upon receiving written notice of same, thereafter promptly notify Purchaser of any studies or plans by any governmental entity which will or may affect the Property. Notwithstanding the foregoing, with respect to any violation of clauses (d) or (e) above by any third party that is not knowingly allowed by Seller, Purchaser's sole remedy for such violation shall be to treat the cure of such violation as a Closing Condition.

12. AS-IS. Except as provide in Section 10 above, Purchaser represents and warrants to Seller that it is relying on its own investigation and inspection of the Property and that Purchaser will take the Property in its "AS IS, WHERE IS" condition based solely on its own investigation, verification, and inspection. Purchaser acknowledges and agrees that neither Seller nor any of Seller's agents, employees, or representatives has made (and Purchaser has not relied upon) any warranty or representation, express or implied, written or oral (except the express warranties contained in Section 10 above, and the warranties of title contained in the Deed) concerning the Property, or any uses to which the Property may or may not be put, including, but not limited to, the following:

(a) The physical condition of the Property or any Improvements;

(b) The suitability of the Property or the Improvements for any intended use or development;

(c) The availability of development rights, water, wastewater, or any utility or service;

(d) The income or expenses generated, paid, or incurred in connection with the Property;

(e) The accuracy of any statements, depictions, calculations, or conditions stated or set forth in any books, records, or brochures (including Seller's records); and

(f) The ability of Purchaser to obtain any and all necessary Approvals for Purchaser's intended use and development of the Property.

Purchaser acknowledges that (i) Seller has disclosed and/ or made available for inspection and copying to Purchaser all of the information which is set out in or disclosed by the Property Documents; (ii) the bargaining power of Seller in the transaction evidenced by this Agreement is no greater than the bargaining power of Purchaser; (iii) the disclaimer of warranties set out in this Section 12 has been specifically negotiated by the Parties and is an integral part of the transaction evidenced by this Agreement; and (iv) Seller would not have sold the Property to Purchaser for the Purchase Price set out in this Agreement if Purchaser had not agreed to the disclaimer of warranties set out in this Section 12.

13. Conditions to Closing. Seller covenants that it shall use commercially reasonable efforts to complete the following prior to the dates stated below, the full completion and satisfaction of all of which shall be conditions to closing (the "Closing Conditions"):

(a) Title Cure. If Seller notifies Purchaser in writing of Seller's intention to cure some or all of Purchaser's title objections, then the cure of those objections which are specified in Seller's notice prior to the Closing Date shall be a Closing Condition.

(b) UST Removal Work. On or before May 10, 2010, Seller shall be responsible, at its sole cost and expense, for (i) causing the removal of the underground storage tank described in the Terracon Proposal for UST removal referred to in Section 7(g) above; (ii) conducting soil and groundwater testing as recommended by Terracon; (iii) causing the removal and/or remediation of any impacted or contaminated soils or other materials located on the Land, to the extent and only to the extent that such removal is necessary to comply with any requirements imposed on Seller by the Texas Commission on Environmental Quality ("TCEQ") as a condition to issuance of a "No Further Action" letter; (iv) restoring the Land to its current grade and condition after such removal and remediation; (v) taking such other steps and actions as may be mutually agreed upon in writing by both Seller and Purchaser during the Feasibility Period as appropriate to deliver a "clean" site to Purchaser, (vi) causing TCEQ to issue a "No Further Action" letter for the Land in connection with such removal and remediation; and (vii) causing Seller's licensed environmental consultant to issue a written certification to Purchaser that the foregoing work has been performed in accordance with all Environmental Laws. Completion of the items listed in clauses (i), (ii), (iii), (iv), (v), (vi) and (vii) in the preceding sentence is collectively referred to herein as the "UST Removal Work". Seller shall promptly provide Purchaser with a copy of all correspondence to or from the TCEQ or any other regulatory authority relating to any aspect of the UST Removal Work, and all environmental reports, studies, and testing information in connection therewith. Seller shall notify Purchaser in advance of any planned work so that Purchaser may promptly notify its contractor and have the opportunity to monitor the work. If any monitoring wells are required to be installed, Seller will cooperate with Purchaser to coordinate location of the wells so as to not unreasonably interfere with Purchaser's proposed use of the Land. Upon final completion of the UST Removal Work, Seller shall provide written notice to Purchaser of same together with reasonable written evidence that the requirements of this Section 13(b) have been met. Purchaser shall have the right to inspect the Land and the materials provided by Seller to review Seller's performance of the UST Removal Work.

If Seller has not completed the UST Removal Work and obtained the "No Further Action Letter" on or before May 10, 2010, Seller shall have the right to request an extension of the date by which the UST Removal Work may be completed and the "No Further Action Letter" obtained for up to seventy-five (75) days by sending written notice of such request to Purchaser on or before May 10, 2010, together with a detailed statement describing the work that needs to occur or be performed before the UST Removal Work can be fully and finally completed. Purchaser shall have five (5) business days from the receipt of such request and statement to review the request and reasonably determine whether or not the remaining work can feasibly be completed as required in this Section 13(b) within seventy-five (75) days. In the event that Purchaser's environmental consultant delivers to Seller, within the five (5) business day determination period, a memorandum stating in detail the specific facts and circumstances reasonably justifying a determination that the UST Removal Work cannot be completed within seventy-five (75) days, then Purchaser shall have the right to disapprove Seller's request for an extension and terminate this Agreement in which event all of the Earnest Money (including Nonrefundable Earnest Money) and any Extension Fees shall be returned to Purchaser. In the event that Purchaser fails to respond to Seller's extension request with a memorandum from Purchaser's environmental consultant within the five (5) business day period referenced above, then Purchaser shall be deemed to have approved Seller's request. In the event that Purchaser either approves Seller's request, or is deemed to have approved Seller's request, then the date for completion of the UST Removal Work shall be so extended, and, if applicable, the Closing Date will be extended accordingly.

(c) Demolition Work. In the event that, the UST Removal Work has been completed and Purchaser, on or before a date which is the later of (i) thirty (30) days prior to the Closing Date, or (ii) five (5) days after Purchaser has received the last of its Approvals, Purchaser (A) sends written notice to Seller requesting that the Demolition Work (as hereinafter defined) be performed by Seller as provided in this subsection (the "Demolition Notice"), and (B) delivers to the Title Company as additional Earnest Money to be held is escrow as provided in this Agreement the sum of $500,000.00 (which additional earnest money shall be Nonrefundable Earnest Money and shall be applied to the Purchase Price due at Closing), then on or before a date which is ten (10) days before the Closing Date, Seller shall be responsible, at its sole cost and expense, for (i) remediating any asbestos or other Hazardous Materials present in the structures or other improvements located on the Land in compliance with all recommendations received from Terracon; (ii) razing and removing all structures, pavement, fixtures, surface improvements, trash, rubbish and debris on the Land, including without limitation, removal of the slab for the existing buildings on the Land; (iii) rough grading the Land to level conditions; and (iv) capping all utilities at the boundary of the Land. Completion of the items listed in clauses (i), (ii), (iii) and (iv) in the preceding sentence is collectively referred to herein as the "Demolition Work".

In the event the Demolition Notice is delivered by Purchaser on a date which is less than thirty (30) days prior to the then scheduled Closing Date, then the Closing Date shall be extended to date which is thirty (30) days after the date upon which the Demolition Notice was delivered to Seller (the "Demolition Notice Delivery Date"). In addition, if Seller has entered into the Demolition Contracts, has commenced the Demolition Work and has made commercially reasonable efforts to complete the Demolition Work, but has not completed the Demolition Work on or before the date which is thirty (30) days after the Demolition Notice Delivery Date, Seller shall have the right to extend the date by which the Demolition Work may be completed for up to thirty (30) days and, if Seller exercises such right, the Closing Date will be extended accordingly. Finally, if any underground storage tank, Hazardous Materials or any other items which must be removed from the Property under the requirements set out above with respect to the Demolition Work are discovered under any building located on the Property, an "Unanticipated Event" will be deemed to have occurred for purposes of this Agreement and the following shall apply: (i) Seller shall have the right to extend the date by which the Demolition Work may be completed for up to an additional sixty (60) days (in addition to the two 30-day periods referenced above) and if Seller exercises such right, the Closing Date will be extended accordingly; (ii) Seller will obtain a recommendation from Terracon as to the actions required to remediate the effects of the Unanticipated Event; and (iii) if the additional costs incurred or to be incurred by Seller as a result of the Unanticipated Event exceed $200,000.00, then Seller will have the right to deliver to Purchaser written notice of such excess costs (the "Excess Costs") and thereafter Purchaser shall, within ten (10) days after the date of Seller's delivery of the notice of Excess Costs to Purchaser, deliver to Seller a written notice pursuant to which Purchaser either (1) agrees to pay one-half (1/2) of the Excess Costs (in addition to the Purchase Price and all other sums required to be paid to Purchaser under this Agreement), or (2) terminates this Agreement, in which event $250,000.00 out of the Nonrefundable Earnest Money (the "Demolition Consideration") will be delivered to Seller notwithstanding any provision in this Agreement to the contrary. If Purchaser fails to timely deliver the notice required to be delivered by Purchaser under clause (ii) of the immediately preceding sentence, then Purchaser will be deemed to have elected to pay one-half (1/2) of the Excess Costs and will thereafter be required to pay Purchaser's one-half of all Excess Costs as and when the Excess Costs are incurred.

In connection with performing the Demolition Work, Seller shall enter into one or more contracts for the Demolition Work (the "Demolition Contracts"), which Demolition Contracts shall require the contractors to maintain any and all right of way per City of Austin ordinances, perform the Demolition Work in a good and workmanlike manner in accordance with all applicable legal requirements, and to perform all other requirements that Seller and purchaser may agree to during the Feasibility Period. Upon final completion of the Demolition Work, Seller shall provide written notice to Purchaser of same, together with reasonable written evidence that the requirements of this Section 13(c) have been met. Purchaser shall have the right to inspect the Land and the materials provided by Seller to review Seller's performance of the Demolition Work.

In the event that Purchaser fails to deliver the Demolition Notice and/or the $500,000 in additional Nonrefundable Earnest Money described above in this Section 13(c), then the Purchase Price shall be reduced by $200,000. If Seller delivers the Demolition Notice and the $500,000 in additional Nonrefundable Earnest Money described above and Seller commences the Demolition Work but thereafter fails to complete the Demolition Work as required herein and Purchaser elects to waive the performance of the Demolition Work as a Closing Condition (as provided below), then the Purchase Price shall be reduced by an amount equal to the reasonable estimate of Purchaser's contractor to complete the Demolition Work as required herein, and Purchaser shall accept the Property without the Demolition Work having been done as of the date of the Closing.

(d) Termination of Existing Leases. Seller shall cause the termination of any and all existing leases on the Property to occur on or before a date which is thirty (30) days prior to the Closing Date as a Closing Condition.

(e) Release of Transfer Restriction. On or before May 6, 2010, Seller shall cause Cypress V, L.L.C. to execute a release of the Transfer Restriction Agreement referenced in the joinder below and to deliver same to the Title Company to be held in escrow and recorded if and when Closing occurs.

(f) Curing Certain Violations of Seller's Covenants. With respect to any violation of clauses (d) or (e) in Section 11 above by any third party that is not knowingly allowed by Seller, Seller shall have no obligation to cure any such violation, but the cure of such violation on or before a date which is ten (10) days prior to the Closing Date shall be a Closing Condition.

Purchaser shall have no obligation to proceed to Closing, and (except as otherwise provided in Section 13(c) with respect to the Demolition Consideration) Purchaser shall be entitled to a refund of all Earnest Money (including Nonrefundable Earnest Money) and any Extension Fees (as hereinafter defined), if the foregoing Closing Conditions are not satisfied prior to the dates established in this Section 13. Purchaser may, as its option, waive any Closing Conditions in writing and proceed to Closing. Purchaser's sole and exclusive remedy for the failure of any one or more of the Closing Conditions is the right to terminate this Agreement on the Closing Date. If Purchaser does not deliver to Seller a written notice of termination of this Agreement on or before the Closing Date, then Purchaser will be deemed to have waived any and all unsatisfied Closing Conditions.

14. Closing Date. Subject to satisfaction of the Closing Conditions, and subject to any one or more extensions under Section 13(b) and/or Section 13(c) of this Agreement, the consummation of the transaction contemplated by this Agreement (the "Closing") shall take place at the offices of the Title Company on the date (the "Closing Date") that is ten (10) days after the later of (i) expiration of the Feasibility Period; or (ii) expiration of the Approval Period (if applicable).

15. Seller's Duties at Closing. At Closing, Seller shall do the following:

(a) Execute, acknowledge and deliver to Purchaser a special warranty deed (the "Deed") conveying to Purchaser good and indefeasible title in fee simple absolute to the Real Property, subject only to the Permitted Exceptions and with a disclaimer of warranties pursuant to which the Real Property is conveyed by Seller to Purchaser "AS IS," "WHERE IS," and "WITH ALL FAULTS";

(b) Execute, acknowledge and deliver to Purchaser an assignment, bill of sale and blanket conveyance ("Assignment") in a form reasonably acceptable to Purchaser and Seller, conveying to Purchaser all of Seller's right, title and interest in and to the Personal Property and the Property Documents, with a disclaimer of warranties pursuant to which these same are conveyed by Seller to Purchaser "AS IS," "WHERE IS," and "WITH ALL FAULTS";

(c) Deliver the Escrow Agreement to Purchaser and the Title Company and the Escrowed Funds to the Title Company;

(d) Deliver physical possession of the Property to Purchaser;

(e) Deliver to Purchaser a "non-foreign" certificate in the form prescribed by the Internal Revenue Code and the IRS regulations thereunder; and

(f) Execute and deliver such other documents as are customarily executed by a seller in connection with the conveyance of similar property in Travis County, Texas, including all required closing statements, releases, affidavits, evidences of authority to execute the documents, certificates of good standing, corporate resolutions and any other instruments reasonably required by the Purchaser or the Title Company.

At Seller's expense, Seller shall cause the Title Company to be committed to issue and deliver to Purchaser an Owner Policy of Title Insurance in the full amount of the Purchase Price, insuring Purchaser's fee simple title to the Real Property, subject only to the Permitted Exceptions, and otherwise conforming to the Title Commitment. Purchaser, at its expense, shall be responsible for deleting the standard printed survey exception except as to "shortages in area" and for removing any exception relating to the "rights of parties in possession", and any other endorsements, if desired by Purchaser. Notwithstanding the foregoing, Seller shall not be obligated to cause the issuance of such title policy for any new restrictions or encumbrances identified after the Permitted Exceptions have been determined, but in that event, Purchaser's obligations under this Agreement are contingent upon and subject to Section 6(e) above.

16. Purchaser's Duties at Closing. At Closing, and contemporaneously with the performance by Seller of its obligations hereunder at Closing, Purchaser shall do the following:

(a) Deliver to Seller the Purchase Price in cash (subject to credit for the Earnest Money); and

(b) Execute and deliver the Escrow Agreement to Seller and the Title Company; and

(c) Execute and deliver such other documents as are customarily executed by a purchaser in connection with the conveyance of similar property in Travis County, Texas, including all required closing statements, releases, affidavits, evidences of authority to execute documents, certificates of good standing, corporate resolutions, and other instruments which are reasonably required by the Seller or the Title Company.

17. Further Cooperation. Purchaser and Seller acknowledge that it may be necessary to execute documents other than those specifically referred to herein in order to complete the acquisition of the Property and the other transfers and transactions contemplated under this Agreement. Purchaser and Seller hereby agree to cooperate with each other by executing such other documents or taking such other action as may be reasonably necessary in accordance with the intent of the parties as evidenced by this Agreement, provided such documents do not create any additional liability or expense for such party not contemplated by this Agreement or expressly agreed to be incurred or paid by such party.

18. Taxes and Assessments.

(a) Prorations. Ad valorem taxes and all assessments for the Property shall be prorated to and through the Closing Date. If the Closing shall occur before the tax rate is fixed for the then current year, the apportionment of ad valorem taxes shall be on the basis of the tax rate of the preceding year applied to the latest assessed valuation. Subsequent to the Closing, when the tax rate is fixed for the year in which the Closing occurs and actual ad valorem taxes become known, Seller and Purchaser covenant and agree to adjust the proration and, if necessary, refund or pay such sums as shall be necessary to effect such adjustment.

(b) Rollback Taxes. Notwithstanding the foregoing provisions of this Section 18, if, during the past five (5) years, the Property, or any applicable portion thereof, has been classified as "agricultural" property, "open space" property, or any other classification authorized by law to obtain a special or low ad valorem tax rate, and the sale transaction contemplated by this Agreement or Purchaser's change in use of the Property following the Closing results in the disqualification of the Property for such beneficial tax classification, then: (a) Seller shall be entirely responsible for any so-called "rollback" taxes that shall be triggered by reason thereof attributable to any periods prior to the Closing Date; and (b) if ad valorem taxes for the year in which the Closing occurs shall subsequently be reassessed or otherwise adjusted by reason of the loss of the beneficial tax classification, Seller shall be entirely responsible for the payment of any increased ad valorem taxes resulting therefrom, it being understood and agreed that Purchaser's prorated shared of ad valorem taxes for the year of Closing will continue to be calculated and paid as though the disqualification and resulting rollback had not occurred.

(c) Survival. The provisions of this Section 18 shall survive the Closing.

19. Closing Costs. Except as otherwise provided herein, each party shall bear its own costs and expenses, including its own attorneys' fees.

(a) Seller shall pay for the preparation of the deed to the Real Property, the basic title insurance premium for an owner's policy of title insurance on the Property, the cost of discharging any mortgage or existing liens on the Property, the cost of any tax certificates, one-half (1/2) of any escrow or closing fee charged in connection with this Agreement, and any other closing costs customarily paid by a seller of similar real property in Travis County, Texas.

(b) Purchaser shall pay for the cost of recording the deed, the cost of imposing any mortgage or liens on the Property, the cost of any endorsements to the owner's policy of title insurance (including the survey deletion), any inspection fees charged by the Title Company, the cost of any mortgagee's policy of title insurance, the cost of any instruments to be recorded under the terms of this Agreement with respect to the Property, Purchaser's costs of inspecting the Property, one-half (1/2) of any escrow or closing fee charged in connection with this Agreement, and any other closing costs customarily paid by a buyer of similar real property in Travis County, Texas.

20. Condemnation and Casualty.

(a) If, prior to the Closing, any portion of the Property shall be condemned or threatened to be condemned, the parties shall use good faith to cooperate with each other and resolve such condemnation issues for the mutual benefit of both parties. If a portion of the Property shall be condemned or threatened to be condemned that would materially and adversely affect Purchaser's ability to develop, construct and use the Project as established in any Approvals sought by Purchaser (a "Material Portion"), Purchaser may terminate this Agreement by written notice thereof to Seller upon the earlier of (i) Closing, or (ii) seven (7) days after Purchaser is notified of such condemnation proceedings, whereupon the Earnest Money, but not the Extension Fees, shall promptly be returned to Purchaser. In the event that condemnation proceedings are instituted or threatened but Purchaser does not timely elect to terminate this Agreement or the condemnation proceedings are for less than a Material Portion of the Property, the same shall not affect either party's obligations hereunder and Closing shall occur as scheduled herein, and Seller shall assign any condemnation proceeds to Purchaser at Closing.

(b) If, prior to the Closing, any portion of the Property shall be damaged or destroyed by casualty, the parties shall use good faith to cooperate with each other and resolve such casualty issues for the mutual benefit of both parties. If a portion of the Property (other than any improvements that are subject to the UST Removal Work or the Demolition Work) shall be so damaged or destroyed that would materially and adversely affect Purchaser's ability to develop, construct and use the Project as established in any Approvals sought by Purchaser (a "Material Casualty"), Purchaser may terminate this Agreement by written notice thereof to Seller upon the earlier of (i) Closing, or (ii) seven (7) days after Purchaser is notified of such Material Casualty, whereupon the Earnest Money, but not the Extension Fees, shall promptly be returned to Purchaser. In the event that a casualty occurs but Purchaser does not timely elect to terminate this Agreement or the casualty is not a Material Casualty, the same shall not affect either party's obligations hereunder and Closing shall occur as scheduled herein, and Seller shall assign any insurance proceeds to Purchaser at Closing except for insurance proceeds which relate to any improvements that are subject to the UST Removal Work or Demolition Work. Purchaser understands and hereby acknowledges that no fire or other casualty affecting any improvements subject to the UST Removal Work or the Demolition Work will give rise to any right of termination on the part of Purchaser hereunder or any right for Purchaser to receive any assignment of insurance proceeds hereunder.

21. Default.

(a) The failure of either Purchaser or Seller to perform any obligation imposed on Purchaser or Seller, as the case may be, within the time limits prescribed herein for such performance, or to comply with the agreements made hereunder, which failure or compliance is not cured within fifteen days for a non-Closing default and three (3) days for a Closing default, after notice has been given to the defaulting party by the other party shall constitute a default under this Agreement.

(b) Except for any breach or default with respect to Seller's warranties and representations set forth in Section 10 and for any failure of Seller to use commercially reasonable efforts to complete the Closing Conditions as required in Section 13 above, if Seller is in default under this Agreement, Purchaser as its sole remedies may (i) terminate this Agreement and the Earnest Money (including Nonrefundable Earnest Money) and any Extension Fees shall be paid to Purchaser, or (ii) enforce Seller's specific performance of this Agreement. With respect to any breach or default with respect to Seller's warranties and representations set forth in Section 10, Purchaser shall have the remedies set forth in Section 10. With respect to any failure by Seller to use commercially reasonable efforts to complete the Closing Conditions as required in Section 13 above, Purchaser shall, as Purchaser's sole and exclusive remedy for Seller's failure to use commercially reasonable efforts to complete the Closing Conditions as required in Section 13 above, have the right to terminate this Agreement on or before the Closing Date and recover its actual and reasonable out-of-pocket expenses incurred in pursuing Purchaser's Due Diligence Materials and the Approvals if it elects to terminate this Agreement; provided, however, that in no event will Purchaser have any right to recover in excess of $250,000 from Seller under the terms and provisions of this sentence. Notwithstanding any provision in this Agreement to the contrary, Purchaser will not have the right to enforce specific performance of Seller's obligations under this Agreement or to place a lis pendens on the Property or otherwise encumber the Property in any way until and unless Purchaser institutes, within ninety (90) days after the Closing Date an action in a court with jurisdiction and in venue specified under this Agreement, seeking to enforce specific performance of Seller's obligations of this Agreement.

(c) Except for any breach or default with respect to Purchaser's Post Termination Obligations described in Section 8(e) or any other obligations of Purchaser under this Agreement which expressly survive the termination of this Agreement or the Closing under this Agreement (collectively, the "Surviving Purchaser Obligations"), if Purchaser is in default under this Agreement, then Seller's sole exclusive remedy shall be to terminate this Agreement, in which event, the Earnest Money (including Nonrefundable Earnest Money) and Extension Fees shall constitute Seller's liquidated damages and sole remedy, except for the indemnity obligations set forth in this Agreement which survive termination hereof. In the event of any breach or default with respect to the Surviving Purchaser Obligations, Seller shall be entitled to exercise any rights or remedies which may be available to Seller at law or in equity.

(d) Nothing in this Section shall limit or impair the ability of a party to recover attorney's fees, as provided elsewhere in this Agreement.

(e) Seller and Purchaser agree that it is difficult to determine the actual amount of damages arising from a default, but the amount of the Earnest Money and Extension Fees is a fair estimate of those damages which has been agreed to by the parties in a sincere effort to make the damages certain.

22. Purchaser Representations. Purchaser, to Purchaser's current, actual knowledge without any investigation or inquiry represents and warrants to Seller the following:

(a) Purchaser is a duly organized and validly existing corporation under the laws of the State of Delaware.

(b) Purchaser has, without notice to or consent or joinder of any other person or entity, the full right, power and authority to enter into and perform this Agreement, including full right, power and authority to purchase the Property from Seller.

(c) Purchaser's execution, delivery and performance of this Agreement: (i) are within Purchaser's power and authority and have been duly authorized; and (ii) will not conflict with, or with or without notice or the passage of time, or both, result in a breach of any of the terms and provisions of or constitute a default under any legal requirement, indenture, mortgage, loan agreement or instrument to which Purchaser is a party or by which Purchaser is bound.

(d) To Purchaser's current actual knowledge, Purchaser is, and on the Closing Date will be, financially able to consummate the purchase of the Property in the manner contemplated by this Agreement.

(e) Purchaser has no knowledge of any facts or circumstances which Purchaser has not disclosed to Seller and which would reveal any breach of any representation, warranty or covenant on the part of Seller under this Agreement.

If Purchaser, prior to Closing, becomes aware of any matter which is the subject of any representation, warranty or covenant made by Purchaser under this Agreement and which would make any such representation, warranty or covenant inaccurate, incomplete or unperformable in any material respect, then Purchaser will promptly (and prior to the Closing Date) notify Seller in writing of the existence of such matter. Except in the event that such matter has been created by or under the control of Purchaser or is due to any act or omission of Purchaser, Seller must, within five (5) business days after Seller's receipt of Purchaser's notice either (i) accept such modified representation, warranty or covenant as Purchaser may then give consistent with the facts and circumstances set out in Purchaser's notice and close the purchase of the Property under this Agreement, waiving Seller's rights to object to any matters which are not covered by such modified representation, warranty or covenant; or (ii) terminate this Agreement, as Seller's sole and exclusive remedy. Purchaser hereby agrees that each of the foregoing representations and warranties shall be deemed restated by Purchaser effective as of Closing, and shall survive Closing hereunder for a period of two (2) years. All references in this Section 22 or elsewhere in this Agreement to "Purchaser's knowledge" and words of similar import shall refer to facts within the current actual knowledge of Thurman Case (but nothing in this Section 22 or the remainder of this Agreement shall imply or impose any personal liability on the part of Thurman Case). Purchaser warrants and represents (without any limitation to such warranty and representation) that Thurman Case is the individual within Purchaser's organization that has the greatest personal knowledge of the condition of the Property and of the matters set forth in this Section 22.

23. Purchaser Covenants. Purchaser agrees that, between the Effective Date of this Agreement and the Closing Date, Purchaser will not, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) make any commitments to any governmental authority, utility company, school board, church or other religious body, or any homeowners association, or any other organization, group or individual which would be binding upon Seller or the Property after any termination of this Agreement;

(b) enter into any leases or other possessory agreements for the Property which would be binding on Seller or the Property after any termination of this Agreement;

(c) enter into or grant any easements, liens, encumbrances or other contracts or instruments which would be binding upon Seller or the Property after any termination of this Agreement;

(d) alter or amend in any way which would be binding upon Seller or the Property after any termination of this Agreement, the zoning of the Property;

(e) commence any construction activities upon or within the Property;

(f) transfer, convey, dispose of or remove any portion of the Property; or

(g) terminate or amend or purport to terminate or amend any service contract, maintenance contract or other contract of any kind relating to the Property.

24. Broker's Commissions. If, and only if, the Closing actually occurs and Purchaser enters into a written construction management agreement with Jones Lang LaSalle of Texas (the "Broker"), Seller shall pay Broker a real estate commission in an amount determined by separate agreement between Broker and Purchaser at Closing, subject to the terms and conditions of such separate agreement. In the event that the commission specified in such separate agreement is less than $560,000.00, then Purchaser and Seller acknowledge and agree that the Purchase Price due at

closing shall be increased or reduced by the difference between $560,000.00 and the amount of commissions due under the separate agreement. For example, if the commission amount is increased to $600,000, then the Purchase Price under this Agreement would be increased by $40,000. Other than the Broker, neither party to this Agreement has utilized the services of any real estate broker, agent or salesperson in connection with this transaction, and Seller and Purchaser each hereby agree to indemnify and defend the other party from any claims for broker commissions or other compensation of any real estate broker, agent or salesperson claiming by, through or under the indemnifying party. The reciprocal obligations of indemnity set forth in the preceding sentence shall survive the Closing or any termination of this Agreement. The Title Company is hereby authorized to pay the Broker's real estate commission out of the sales proceeds due Seller at Closing. The above referenced real estate sales commission will be earned only if and when the Closing occurs under this Agreement. If this Agreement fails to close for any reason, including a breach by either party, Seller shall have no obligation to pay to Broker the above referenced real estate sales commission or any other compensation, costs, expenses, fees or other sums of any kind or nature. Without limitation on the generality of the foregoing, it is expressly agreed and understood that the Broker will not be entitled to any real estate sales commission if the parties agree to rescind or terminate this Agreement. The Broker is not a party to this Agreement. This Agreement may be amended or terminated without notice to or the consent of the Broker. The absence of Broker's signature shall not in any way affect the validity of this Agreement or any amendment to or termination of this Agreement. Purchaser understands and hereby acknowledges that neither the Broker nor any agent operating by, through or under the Broker has any authority to bind Seller to any warranty, representation or covenant regarding the Property, and further acknowledges that Purchaser has not relied upon any warranty, representation or covenant of the Broker or any agent operating by, through or under the Broker in Purchaser's decision to purchase the Property. The obligations of the parties contained in this Section 24 shall survive the Closing or any termination of this Agreement.

25. Hazardous Materials and Environmental Laws. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(a) "Hazardous Material" or "Hazardous Substance" shall mean any substance, material, waste, pollutant, irritant, or contaminant defined, listed, or referred to in any Environmental Law (together with any amendments thereto, regulations promulgated thereunder and all substitutions thereof) as being either hazardous or toxic, including without limitation, petroleum, petroleum byproducts or derivatives, and polychlorinated biphenyls.

(b) "Environmental Law" or "Environmental Laws" shall mean each and every applicable federal, state, regional, county or municipal statute, ordinance, rule, regulation, order, code, directive or requirement, relating to the environment or Hazardous Substance, including without limitation the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Federal Water Pollution and Control Act, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; and any underground storage tank laws, now or hereafter existing, together with all successor statutes, ordinances, rules, regulations, orders, directives or requirements now or hereafter existing.

26. Notices. Any notice provided for or permitted to be given hereunder must be in writing and may be given by: (i) depositing same in the United States Mail, postage prepaid, registered or certified, with return receipt requested, addressed as set forth in this Section 26, (ii) personally delivering the same to the party to be notified, (iii) facsimile to the number set forth below; (iv) delivery by a nationally recognized overnight courier, or (v) in the case of any notice from Purchaser terminating this Agreement pursuant to any right to do so granted in this Agreement, by electronic transmission to the email addresses set forth below. Notice given in accordance herewith shall be effective upon receipt at the address of the addressee, as evidenced by the executed postal receipt, facsimile transmission page, or other receipt for or proof of delivery. For purposes of notice the addresses of the parties hereto shall, until changed, be as follows:

Seller:	Fortis Communities-Austin, L.P. Attn: David J. Cox 3801 Bee Caves Road, Suite 125 Austin, TX 78746 Phone: 512-493-1084 Fax: 512-493-1081 Email: dcox@trustlanddevco.com
With a copy to:	Armbrust & Brown, L.L.P. Attn: Samuel D. Byars 100 Congress, Suite 1300 Austin, TX 78701 Phone: 512-435-2303 Fax: 512-435-2360 Email: sbyars@abaustin.com
Purchaser:	Cirrus Logic, Inc. Attn: Thurman Case 2901 Via Fortuna Austin, TX 78746 Phone: 512-851-4000 Fax: 512-851-4500 Email: Thurman.Case@cirrus.com
With a copy to:	McLean & Howard, L.L.P. Attn: Jeffrey S. Howard 1004 Mopac Circle, Suite 100 Austin, Texas 78746 Phone: (512) 328-2008 Fax: (512) 328-2409 Email: jhoward@mcleanhowardlaw.com

27. Complete Agreement; Modification. This Agreement is the entire understanding and agreement between the parties concerning the matters set forth herein and supersedes all prior

agreements and understandings, if any, regarding the subject matter hereof. No modification of this Agreement shall be effective unless in writing and signed by both parties.

28. Applicable Law; Venue. This Agreement is to be construed under Texas law, and venue for any disputes hereunder shall be in Travis County, Texas.

29. Binding Effect; Assignment. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns. Purchaser may assign this Agreement with the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed) provided that such assignment is to an entity controlled by, under the control of, or in common control with Purchaser (an "Affiliate"). Purchaser may only assign this Agreement to any third party other than an Affiliate with the prior written consent of the Seller, which consent may be withheld, conditioned or delayed by Seller for any reason or no reason, in Seller's sole and absolute discretion. No assignment of this Agreement by Purchaser (whether to an Affiliate or otherwise) shall be valid unless and until the assignee expressly assumes all obligations of Purchaser hereunder and Seller approves the assignment in writing. Seller may not assign this Agreement.

30. No Recordation. Seller and Purchaser hereby acknowledge that neither this Agreement nor any memorandum, affidavit or other instrument evidencing this Agreement or relating hereto (other than the closing documents contemplated hereunder) shall ever be recorded in the Real Property Records of Travis County, Texas, or in any other public records. Should Purchaser ever record or attempt to record any such instrument, then, notwithstanding any provision herein to the contrary, such recordation or attempted recordation shall constitute a default by Purchaser hereunder, and, in addition to the other remedies provided for herein: (i) Purchaser shall be personally liable to Seller for any damages incurred by Seller as a result of such recordation or attempted recordation, together with all attorney's fees and other costs and expenses of any kind or nature incurred by Seller as a result of such recordation or attempted recordation; and (ii) Seller shall have the express right to terminate this Agreement by filing a notice of said termination in the Real Property Records of Travis County, Texas.

31. Exculpation. Notwithstanding any provision in this Agreement to the contrary, it is agreed and understood that Purchaser and Seller shall look solely to the assets of the other party (including without limitation the Property in the case of Seller) in the event of any breach or default by such other party under this Agreement, and not to the assets of: (a) any person or entity which is a partner or shareholder of such other party, or which otherwise owns or holds any ownership interest in such other party, directly or indirectly (each such partner or other holder or owner of any interest in Seller being referred to herein as a "Subtier Owner"); (b) any person or entity which is a partner in or otherwise owns or holds any ownership interest in any Subtier Owner, whether directly or indirectly; (c) any person or entity serving as an officer, director, employee or otherwise for or in such other party; or (d) any person or entity serving as an officer, director, employee or otherwise for or in any Subtier Owner. This Agreement is executed by one or more persons (the "Signatories", whether one or more) of Seller and Purchaser solely in their capacities as representatives of the Seller, Purchaser or a Subtier Owner of Seller and Purchaser and not in their own individual capacities. Purchaser and Seller hereby release and relinquish the Signatories from any and all personal liability for any matters or claims of any kind which arise under or in connection with or as

a result of this Agreement. The foregoing release of liability shall be effective with respect to and shall apply to all claims against any owners of Seller and Purchaser and any owners of any Subtier Owner regardless of whether such claims arise as a result of any liability which the Signatories may have as owners of the Seller, Purchaser or any Subtier Owner, or otherwise.

32. Time of Essence. Time is of the essence of this Agreement.

33. Attorneys' Fees. Any party to this Agreement bringing suit against the other in respect to any matters relating to this Agreement may, if successful in such suit, recover from the non-prevailing party its costs of court and reasonable attorneys' fees and associated legal expenses in such suit.

34. Severability. If any provision of this Agreement is illegal, invalid, or unenforceable under present or future laws, then, and in that event, it is the intention of the parties that the remainder of this Agreement shall not be affected thereby, and it is also the intention of the parties that in lieu of each provision of this Agreement that is illegal, invalid, or unenforceable, there be added as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, and shall be legal, valid, and enforceable.

35. Waiver. Any failure by a party hereto to insist, or any election by a party not to insist, upon strict performance by the other party of any of the terms, provisions, or conditions of this Agreement shall not be deemed to be a waiver thereof or of any other term, provision, or condition hereof, and such party shall have the right at any time or times thereafter to insist upon strict performance of any and all of the terms, provisions, and conditions of this Agreement.

36. Counterparts; Facsimile Execution. To facilitate execution, this instrument may be executed in any number of counterparts as may be convenient or necessary, and it shall not be necessary that the signatures of all parties be contained in anyone counterpart hereof. Additionally, the parties hereto hereby covenant and agree that, for purposes of facilitating the execution of this instrument: (i) the signature pages taken from separate individually executed counterparts of this instrument may be combined to form multiple fully executed counterparts; and (ii) a facsimile signature or a signature sent by electronic mail shall be deemed to be an original signature for all purposes. All executed counterparts of this instrument shall be deemed to be originals, but all such counterparts, when taken together, shall constitute one and the same agreement.

37. Time Periods. If any date for performance or the conclusion of any time period provided for herein falls on a weekend or a legal holiday, the date for performance or the conclusion of such time period, as the case may be, shall be deemed to be extended until the next business day.

38. Construction. Descriptive headings used in this Agreement are for convenience only, and are not intended to control or effect the meaning or construction of any provision of this Agreement. Where required for proper interpretation, words used herein in the singular tense shall include the plural, and vice versa; the masculine gender shall include the neuter and the feminine, and vice versa. As used in this Agreement, the words "hereof," "herein," "hereunder" and words of similar import shall mean and refer to this entire Agreement, and not to any particular paragraph or subsection, unless the context clearly indicates otherwise. Both parties, and their respective counsel,

have participated in the review and negotiation of this Agreement; therefore, this Agreement shall be construed without presumption of any rule requiring construction to be made against the party causing same to be drafted.

39. Effective Date. Any reference herein to the "Effective Date" shall mean the date on which a fully-executed original of this Agreement has been delivered to and receipted by the Title Company.

40. Confidentiality. Seller and Purchaser shall keep confidential each of the provisions of this Agreement, the Property Documents, the Purchaser Due Diligence Materials, the Approvals and all business strategy, plans, discoveries, or marketing information in connection herewith, except (a) if and to the extent the information is already a matter of public knowledge; (b) such disclosures as may be necessary to each party's broker, lender, attorney, accountant, and other consultants (collectively, **"Permitted Confidants"**); or (c) such disclosures as are required by law or by any litigation between the parties hereto. Seller and Purchaser shall also timely require each of its Permitted Confidants to keep such information strictly confidential as well. The foregoing duties of confidentiality shall continue until the purchase contemplated hereby is fully completed.

[Signatures on following pages]

IN WITNESS WHEREOF, the Purchaser and Seller have executed this Agreement on the dates shown below TO BE EFFECTIVE as of the Effective Date.

SELLER:

FORTIS COMMUNITIES-AUSTIN, L.P.,
a Delaware limited partnership

By its general partner:
FORTIS COMMUNITIES, L.L.C.,
a Delaware limited liability company

By: /s/ David Cox
Name: David Cox
Title: Manager
Date: 03/24/2010

PURCHASER:

CIRRUS LOGIC, INC., a Delaware corporation

By: /s/ Thurman K. Case
Name: Thurman K. Case
Title: Chief Financial Officer
Date: 03/24/2010

CONSENT TO TRANSFER

Cypress V, L.L.C., a Delaware limited liability company joins in the execution of this Agreement for the sole and limited purpose of evidencing its consent to the transaction under the Agreement and its agreement to execute, acknowledge and deliver (at the Closing under the Agreement) a termination and release of the "Transfer Restriction Agreement" recorded as Document No. 2005107311 in the Official Public Records of Travis County, Texas. Seller will join in the execution, delivery and recordation of such termination and release agreement.

CYPRESS V, L.L.C., a Delaware limited liability company

By: /s/ M. Timothy Clark
M. Timothy Clark, Manager

TITLE COMPANY RECEIPT

The undersigned Title Company hereby acknowledges receipt of a fully executed counterpart of this Agreement as of the 24th___day of _March, 2010 (the "Effective Date") and agrees to accept, hold, return and disburse the Earnest Money referred to in such Agreement strictly in accordance with the provisions hereof.

HERITAGE TITLE COMPANY OF AUSTIN, INC., a Texas corporation

By: /s/ John P. Bruce
Name: John P. Bruce
Title: Senior Vice President

EXHIBIT "A"

PROPERTY DESCRIPTIONS AND DEFINITIONS

1. "Deposits and Refunds" shall mean and refer to all of Seller's right, title and interest (if any) in and to: (a) all prepaid rents, security deposits and/or other deposits of any kind or nature which have been delivered to Seller with respect to or in connection with the Personal Property and/or the Real Property; (b) all utility deposits and/or other deposits of any kind or nature which are held by any utility providers, governmental entities or other third parties with respect to or in connection with the Personal Property and/or the Real Property; and (c) all prepaid expenses or fee credits of any kind or nature which relate to or concern the Property, including without limitation all prepaid impact fees and/or impact fee credits.

2. "Plans and Reports" shall mean and refer to all land plans, construction plans and specifications, engineering reports, environmental reports, technical reports, drawings, surveys, utility studies, market studies, marketing reports, appraisals, cost estimates and/or any other reports or data of any kind or nature covering or relating the Real Property which are in the possession of Seller or may be obtained by Seller, including, without limitation, all work product and file materials (including CAD file and other electronic files) of any third party consultants (other than attorneys) who have done work in connection with the Real Property, and including any and all rights to fully utilize and modify same.

3. "Claims and Causes of Action" shall mean and refer to all claims and causes of action (if any) relating to the Personal Property and/or the Real Property.

4. "Warranties" shall mean and refer to all warranties, guarantees, and indemnities relating to the UST Removal Work, the Demolition Work, the Personal Property and/or the Real Property, and all claims thereunder.

5. "Governmental Approvals and Permits" shall mean and refer to all consents, authorizations, approvals, permits, licenses, and/or applications of any kind or nature which have been issued by or which are on file with any governmental agencies, departments or authorities with respect to the Real Property, including, without limitation, all zoning approvals, site plan approvals, side development premises, subdivision approvals, special permit approvals, land development permits, building permits, and/or certificates of occupancy.

6. "Utility Service Permits" shall mean and refer to all water, wastewater, electric, gas, cable television, telephone, and other utility service rights, commitments, permits, agreements and/or applications relating to or benefiting the Real Property, including, without limitation, all utility taps, utility commitments, and/or utility meters and utility service agreements.

7. "Utility Service Rights" shall mean and refer to all of Seller's right, title and interest in and to all waterlines, wastewater lines, and all other lines, facilities or improvements of any kind or nature which provide water, wastewater, electric, natural gas, cable television, telephone and other services to the Real Property. Without limitation on the generality of the foregoing, the Utility

Service Rights include all of the right, title, and interest of Seller in and to all utility lines or improvements arising by virtue of the Utility Service Permits.

8. "Street and Drainage Rights" shall mean and refer to all of Seller's right, title and interest in and to all off-site street and drainage improvements of any kind or nature which provide roadway access or drainage service to the Property.

9. "Developer's Rights" shall mean and refer to all of Seller's rights as declarant or otherwise under any restrictive covenants or other agreements or documents of any kind or nature relating to or concerning all or any portion of the Property.

10. "Intangible Property" shall mean and refer to all intangible property of any kind or nature owned or held by Seller in connection with the Personal Property, the Real Property and/or the businesses now conducted thereon or therein, and the right to the use thereof, including without limitation, all indemnities or claims which Seller may have with respect to the Personal Property and/or the Real Property, and all of Seller's right, title and interest in and to all trade names, trade marks, logos, or other identifying materials used in connection with the Property.

11. "Seller's Contracts" shall mean and refer to all Seller's rights and interests in any leases applicable to the Property and any other contracts relating to the Property that Purchaser has expressly agreed in writing to assume.

EX-10.17 3 d73254exv10w17.htm EX-10.17

Exhibit 10.17

FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "Amendment") is made effective the 14th day of May, 2010 by and between FORTIS COMMUNITIES-AUSTIN, L.P., a Delaware limited partnership ("Seller") and CIRRUS LOGIC, INC., a Delaware corporation ("Purchaser").

WITNESSETH:

WHEREAS, Seller and Purchaser entered into a certain Purchaser and Sale Agreement with an Effective Date of March 24, 2010 (the "Agreement") regarding the purchase of the land consisting of approximately 70,089 square feet, locally known as 800 West 6th Street Austin, Texas, as more particularly described in the Agreement; and

WHEREAS, Seller and Purchaser desire to amend the Agreement as set forth below:

NOW, THEREFORE, in consideration of the foregoing, the sum of Ten Dollars, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser and Seller agree as follows:

1. Feasibility Period. Section 8(c) of the Agreement is hereby amended so that the Feasibility Period expires on the earlier of (i) June 7, 2010, or (ii) Purchaser's written waiver of the Feasibility Period.

2. Purchaser's Right to Extend the Approval Period. The first sentence of Section 9(c) of the Agreement is hereby deleted in its entirety, and replaced with the following quoted language (the balance of Section 9(c) remains the same):

   "Purchaser may elect to extend the expiration of the Approval Period solely for the purpose of obtaining the Approvals for up to two (2) periods of thirty (30) days each by, in each instance, (i) providing Seller written notice of such extension on or prior to the then-scheduled expiration date of the Approval Period; and (ii) delivering to the Title Company concurrently with each such notice the cash sum of $75,000.00 as an "Extension Fee"."

3. Demolition Work. Section 13(c) of the Agreement is hereby deleted in its entirety, and replaced with the following quoted language:

   "(c) Demolition Work. In the event that, after expiration of the Feasibility Period and on or before August 6, 2010, Purchaser (A) sends written notice to Seller requesting that the Demolition Work (as hereinafter defined) be performed by Seller as provided in this subsection (the "Demolition Notice"), and (B) delivers to the Title Company as additional Earnest Money to be held in escrow as provided in this Agreement the sum of $500,00.00 (which additional earnest money shall be Nonrefundable Earnest Money and shall be applied to the Purchase Price due at Closing), then on or before a date which is thirty (30) days after the Demolition Notice Delivery Date (defined below), Seller shall be responsible, at its sole cost and expense, for (i) remediating any asbestos or other Hazardous Materials present in the structures or other improvements located on the Land in compliance with all recommendations received from Terracon; (ii) razing and removing all structures, pavement, fixtures, surface improvements, trash, rubbish and debris on the Land, including without limitation, removal of the slab for the existing buildings on the Land; (iii) rough grading the Land to level conditions; and (iv) capping all utilities at the boundary of the Land. Completion of the items listed in clauses (i), (ii), (iii) and (iv) in the preceding sentence is collectively referred to herein as the "Demolition Work".

For purposes of this Agreement, the term "Demolition Notice Delivery Date" shall mean and refer to the date upon which Seller receives the Demolition Notice. In the event the Demolition Notice Delivery Date is less than thirty (30) days prior to the then scheduled Closing Date, then the Closing Date shall be extended to the date which is thirty (30) days after the Demolition Notice Delivery Date. In addition, if Seller has entered into the Demolition Contracts, has commenced the Demolition Work and has made commercially reasonable efforts to complete the Demolition Work, but has not completed the Demolition Work on or before the date which is thirty (30) days after the Demolition Notice Delivery Date, Seller shall have the right to extend the date by which the Demolition Work may be completed for up to thirty (30) additional days (thus providing Seller with a total of sixty (60) days to complete the Demolition Work) and, if Seller exercises such right, the Closing Date will be extended accordingly. Finally, if any underground storage tank, Hazardous Materials or any other items which must be removed from the Property under the requirements set out above with respect to the Demolition Work are discovered under any building located on the Property, an "Unanticipated Event" will be deemed to have occurred for purposes of this Agreement and the following shall apply: (i) Seller shall have the right to extend the date by which the Demolition Work may be completed for up to an additional sixty (60) days (in addition to the two (2) thirty (30) day periods referenced above) and if Seller exercises such right, the Closing Date will be extended accordingly; (ii) Seller will obtain a recommendation from Terracon as to the actions required to remediate the effects of the Unanticipated Event; and (iii) if the additional costs incurred or to be incurred by Seller as a result of the Unanticipated Event exceed $200,000.00, then Seller will have the right to deliver to Purchaser written notice of such excess costs (the "Excess Costs") and thereafter Purchaser shall, within ten (10) days after the date of Seller's delivery of the notice of Excess Costs to Purchaser, deliver to Seller a written notice pursuant to which Purchaser either (1) agrees to pay one-half (1/2) of the Excess Costs (in addition to the Purchase Price and all other sums required to be paid to Purchaser under this Agreement), or (2) terminates this Agreement, in which event $250,000.00 out of the Nonrefundable Earnest Money (the "Demolition Consideration") will be delivered to Seller notwithstanding any provision in this Agreement to the contrary. If Purchaser fails to timely deliver the notice required to be delivered by Purchaser under clause (ii) of the immediately preceding sentence, then Purchaser will be deemed to have elected to pay one-half (1/2) of the Excess Costs and will thereafter be required to pay Purchaser's one-half of all Excess Costs as and when the Excess Costs are incurred.

In connection with performing the Demolition Work, Seller shall enter into one or more contracts for the Demolition Work (the "Demolition Contracts"), which Demolition Contracts shall require the contractors to maintain any and all right of way per City of Austin ordinances, perform the Demolition Work in a good and workmanlike manner in accordance with all applicable legal requirements, and to perform all other requirements that Seller and Purchaser may agree to in writing during the Feasibility Period. Upon final completion of the Demolition Work, Seller shall provide written notice to Purchaser of same, together with reasonable written evidence that the requirements of this Section 13(c) have been met. Purchaser shall have the right to inspect the Land and the materials provided by Seller to review Seller's performance of the Demolition Work.

In the event that Purchaser fails to deliver the Demolition Notice to Seller on or before August 6, 2010 and/or fails to deliver the $500,000.00 in additional Nonrefundable Earnest Money described above in this Section 13(c) to the Title Company on or before August 6, 2010, then Seller will have no obligations with respect to the Demolition Work and the Purchase Price shall be reduced by $200,000.00. If Purchaser delivers the Demolition Notice and the $500,000.00 in additional Nonrefundable Earnest Money described above and Seller commences the Demolition Work but thereafter fails to complete the Demolition Work as required herein and Purchaser elects to waive the performance of the Demolition Work as a Closing Condition (as provided below), then the Purchase Price shall be reduced by an amount equal to the reasonable estimate of Purchaser's contractor to complete the Demolition Work as required herein, and Purchaser shall accept the Property without the Demolition Work having been done as of the date of the Closing."

4. Non-Refundable Earnest Money. Clause (ii) in Section 3(b) of the Agreement is hereby deleted in its entirety and replaced with the following quoted language (the balance of Section 3(b) remains the same):

   "(ii) The failure of any Closing Condition (as hereinafter defined) to be satisfied by the Closing Date as provided in this Agreement due to a Seller default or due to the failure by Seller to satisfy a Closing Condition (it being specifically agreed and understood that if Purchaser terminates this Agreement during the Feasibility Period for any reason or if Purchaser terminates this Agreement after the Feasibility Period for any reason other than a Seller default or the failure by Seller to satisfy a Closing Condition, then the provisions of this clause (ii) shall be inapplicable)".

5. Purchaser's Post Termination Obligations. The last sentence in Section 8(e) of the Agreement is hereby deleted from the Agreement in its entirety.

6. No Escrow Agreement. Section 15(c) and Section 16(b) of the Agreement are hereby deleted from the Agreement in their entirety.

7. UST Removal Work Deadline. Seller and Purchaser agree that the deadline for Seller to complete the UST Removal Work is July 26, 2010.

8. No Confidentiality. Section 40 of the Agreement is hereby deleted from the Agreement in its entirety.

9. Capitalized Terms. Except as otherwise specified herein, capitalized terms shall have the same meaning as set forth in the Agreement.

10. Construction. In the event of a conflict between the provisions of the Agreement and this Amendment, this Amendment shall govern and control in all instances.

11. Ratification of Agreement. Except as set forth in this Amendment, all of the terms, covenants, conditions, representations and warranties set forth in the Agreement shall continue in full force and effect and are hereby ratified and affirmed.

12. Multiple Counterparts/Faxes. Purchaser and Seller agree that this Amendment may be signed in multiple counterparts each of which shall be binding on the party signing the same and which together shall constitute a single document, and that faxed reproduction of a party's signature shall be given the same legal effect as an original.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Seller and Purchaser have executed this Amendment on the dates shown below TO BE EFFECTIVE as of the date set forth in the first paragraph of this Amendment.

SELLER:

FORTIS COMMUNITIES-AUSTIN, L.P.,
a Delaware limited partnership

By its general partner:
FORTIS COMMUNITIES, L.L.C.,
a Delaware limited liability company

By: */s/ David Cox*
Name: David Cox
Title: Manager
Date: May 14, 2010

PURCHASER:

CIRRUS LOGIC, INC., a Delaware corporation

By: /s/ Ulf Haberman
Name: Ulf Haberman
Title: Director Finance
Date: May 14, 2010

EX-23.1 4 d73254exv23w1.htm EX-23.1

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Form S-8 No. 33-31697, 33-37409, 33-43914, 33-47453, 33-53990, 33-60464, 33-71862, 33-83148, 33-65495, 333-16417, 333-42693, 333-72573, 333-88347, 333-88345, 333-89243, 333-48490, 333-63674, 333-67322, 333-71046, 333-71366, 333-74804, 333-101119, 333-107807, 333-107808, 333-117741, and 333-136219) pertaining to the following: the Cirrus Logic, Inc. Amended 1987 Stock Option Plan; the Cirrus Logic, Inc. Fourth Amended and Restated 1989 Employee Stock Purchase Plan; the Cirrus Logic, Inc. Amended 1990 Directors' Stock Option Plan; the DST Stock Option Plan; the Cirrus Logic, Inc. Amended 1991 Non-qualified Stock Option Plan; the Cirrus Logic, Inc. Amended 1996 Stock Plan; the Crystal Semiconductor Corporation 1987 Incentive Stock Option Plan; the Acumos Incorporated 1989 Stock Option Plan; the Pacific Communications Sciences, Inc. 1987 Stock Option Plan; the PicoPower Technology Inc. Amended 1992 Stock Option Plan; the AudioLogic, Inc. 1992 Stock Option Plan; the Peak Audio, Inc. 2001 Stock Plan; the ShareWave, Inc. 1996 Flexible Stock Incentive Plan; the LuxSonor Semiconductors, Inc. 1995 Stock Option Plan; the Stream Machine Company 1996 Stock Option Plan, 2001 Stock Plan and Nonstatutory Stock Option Grants; the Cirrus Logic, Inc. 2002 Stock Option Plan; the Cirrus Logic, Inc. 2006 Stock Incentive Plan of our reports dated May 29, 2008, with respect to the consolidated financial statements of Cirrus Logic, Inc., and the effectiveness of internal control over financial reporting of Cirrus Logic, Inc., included in this Annual Report (Form 10-K) for the fiscal year ended March 27, 2010.

/s/ Ernst & Young LLP

Austin, Texas
June 1, 2010

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jason P. Rhode, certify that:

1. I have reviewed this annual report on Form 10-K of Cirrus Logic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 1, 2010

Signature: 
Jason P. Rhode
President and Chief Executive Officer

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thurman K. Case, certify that:

1. I have reviewed this annual report on Form 10-K of Cirrus Logic, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 1, 2010

Signature: 
Thurman K. Case
Vice President, Chief Financial Officer and Principal Accounting Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Cirrus Logic, Inc. (the "Company") on Form 10-K for the period ended March 27, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jason P. Rhode, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: June 1, 2010



Jason P. Rhode
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Cirrus Logic, Inc. (the "Company") on Form 10-K for the period ended March 27, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thurman K. Case, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: June 1, 2010



Thurman K. Case
Vice President, Chief Financial Officer and
Principal Accounting Officer